NATIONAL FINANCIAL PARTNERS

2008 ANNUAL REPORT

(K) ADVISORS, INC. • ADMINISTRATIVE SYSTEMS, INC./THE BALANCED PROGRAM, INC. • ADP/STATEWIDE INSURANCE AGENCIES, INC.
DVANCED SETTLEMENTS, INC./NATIONAL INSURANCE BROKERAGE, LLC • ALAN KAYE INSURANCE AGENCY, INC. • ALEXANDER
NEFITS CONSULTING, LLC • ALLIANCE RESOURCE GROUP • AMERICAN BENEFITS INSURANCE CORP. • ARNONE, LOWTH, WILSON &
BOWITZ, INC. • ARTHUR D. SHANKMAN & COMPANY, INC. • ASHTON GROUP • BALSER COMPANIES • BARRY KAYE ASSOCIATES, INC. •
E BAY RIDGE [illegible] ROUP • BEACON RETIREMENT PLANNING SERVICES, INC. • BENEFIT PLANNING SERVICES, INC.
HE B [illegible] • BERNARD R. WOLFE & ASSOCIATES • BINGHAM & HENSLEY RESOURCES, INC. • BISHOP, ORTIZ
OCA [illegible] WNY • BOB MCCLOSKEY AGENCY, INC./ BMI BENEFITS, LLC • THE BROWNING GROUP II, INC. •
SH & [illegible] NSULTING & INVESTMENTS, LLC • CHARON PLANNING CORPORATION • CHRISTIE FINANCIAL
OUP, I [illegible] FINANCIAL GROUP, LLC • CLOUSE FINANCIAL, LLC • COMPASS CAPITAL MANAGEMENT, LLC • COMRISK
ECIALTY PRODUCTS, INC. • CONTEMPORARY BENEFITS DESIGN, INC. • CORPORATE BENEFIT ADVISORS, INC. • CORPORATE BENEFITS,
. • COVALA GROUP • CREATIVE EDGE PLANNING & INSURANCE SERVICES, LLC • CURTIS & ASSOCIATES, INC. • DELESSERT FINANCIAL
RVICES, INC. • DELOTT & ASSOCIATES, INC. • DENNIS P. BUCKALEW & ASSOCIATES, INC. • DIMEO SCHNEIDER & ASSOCIATES, LLC •
T BENEFITS CONSULTING CORP. • DREYFUSS & BIRKE, LTD. • DUBLIN INSURANCE, INC. • ECA MARKETING, INC. • EDUCATORS
EFERRED CORPORATION • EILERS FINANCIAL SERVICES, INC. • ESTATE PLANNING ADVISORS, LLC • ESTATE RESOURCE ADVISORS,
. • ETHOS BENEFIT PARTNERS • EXCESS REINSURANCE UNDERWRITERS, INC./QUANTUM CARE, INC. • EXECUTIVE BENEFIT SYSTEMS,
. • FBD CONSULTING, INC. • FDR FINANCIAL GROUP, INC. • FIELD UNDERWRITERS AGENCY, INC. • FINANCIAL ARCHITECTS
RTNERS, LLC • FINANCIAL CONCEPTS OF THE TWIN CITIES, INC. • THE FINANCIAL GROUP, LLC • FIRST FINANCIAL PARTNERS CORP. •
ST FINANCIAL RESOURCES, LTD. • FLEISCHER-JACOBS & ASSOCIATES, INC. • FORTUNE FINANCIAL GROUP, INC. • GAINES & SMITH
ANCIAL GROUP, INC. • GOLDEN & COHEN, LLC • THE [illegible] FIELD CO [illegible], INC. • HARVEST FINANCIAL GROUP, INC. • HEBETS &
GUIRE, LLC • HERRIG AND HERRIG FINANCIAL SE [illegible] • [illegible] HLAND CAPITAL BROKERAGE, INC. • HCB - ATLANTA
CB - CHARLOTTE • HCB - CHICAGO • HCB - HEAR [illegible] • HCB - LOS ANGELES • HCB - MID ATLANTIC • HCB -
LWAUKEE • HCB - NEW ENGLAND • HCB - NORTHWE [illegible] HCB - NY [illegible] • HCB - SAN DIEGO • HCB - SOUTH FLORIDA • HCB -
UTHWEST • HOSTETLER CHURCH, LLC • HOWARD KAYE INSURANCE AGENCY, INC. • IKON BENEFITS GROUP, INC. • INNOVATIVE
NEFITS CONSULTING, INC. • INNOVEST ADVISORS, INC. • INSREVIEW, INC. • INSURANCE AND FINANCIAL SERVICES, INC. • INSURANCE
NVESTMENT PROFES [illegible] • JR KATZ • THE KNW
OUP • KRING FINANCIAL MANAGEMENT, INC. • LANNING & ASSOCIATES, INC. • LEGACY CAPITAL GROUP ARKANSAS, INC. • LENOX
VISORS, INC. • LIBERTY FINANCIAL SERVICES, INC. • LIFESTYLE SETTLEMENTS, INC. • LINCOLN BENEFITS GROUP, INC. •
NGNECKER & ASSOCIATES, INC. • LTCI PARTNERS, LLC • LUCCO FINANCIAL PARTNERS • M & M BROKERAGE SERVICES, INC. •
NAGEMENT BROKERS, INC. • MARC F. JONES ADVISORS, LLC • MASCHINO, HUDELSON & ASSOCIATES, LLC • MASSACHUSETTS
SINESS ASSOCIATION/NORTHEAST BUSINESS TRUST • MCKENZIE, LABELLA, MATOL & CO. • THE MELTZER GROUP, INC. • MICHAEL G.
NNEY INSURANCE, INC. • MICHAEL G. RUDELSON & COMPANY • MITCHELL & MORONESO INSURANCE SERVICES, INC. • MODERN
RTFOLIO MANAGEMENT, INC. • MONAGHAN, TILGHMAN & HOYLE • MOSSE & MOSSE INSURANCE ASSOCIATES, INC. • MTD ASSOCIATES
ATIONAL ENROLLMENT SERVICES, INC. • NATIONAL MADISON GROUP, INC. • NATIONAL SETTLEMENT CONSULTANTS OF OHIO, INC. •
TIONAL SETTLEMENT CONSULTANTS OF PENNSYLVANIA, INC. • NATIONAL WEALTH ADVISORS • NEMCO BROKERAGE, INC. •
WMARKET FINANCIAL GROUP • NFP PROPERTY & CASUALTY SERVICES, INC. • NUVISION FINANCIAL CORP. • OKLAHOMA FINANCIAL
NTER, INC. • O'RIORDAN AND ASSOCIATES • P&A CAPITAL ADVISORS, INC. • PATRICIA TANNER & ASSOCIATES • PENINSULA ADVISORS,
C • PEREGRINE ADVISERS, INC. • THE PERKINS COMPANIES • PERSONAL CAPITAL MANAGEMENT, INC. • PEYSER & ALEXANDER
NAGEMENT, INC. • PLAN DESIGN SERVICES, INC. • PORTELL FINANCIAL SERVICES • POTOMAC BASIN GROUP ASSOCIATES, INC. •
EFERRED BENEFITS GROUP, INC. • PRIESTLEY COMPANY, INC. • PROFESSIONAL BENEFITS SOLUTIONS, INC. • PROFESSIONAL
NSIONS, INC. • PRO FINANCIAL SERVICES, INC. • PROVISE MANAGEMENT GROUP, LLC • PRW ASSOCIATES • REALCARE INSURANCE
RKETING, INC. • RENAISSANCE BANK ADVISORS, LLC • RENAISSANCE BENEFIT ADVISORS, INC. • RETIREMENT INVESTMENT
VISORS, INC. • SAMPERS FINANCIAL, INC. • SAN DIEGO PENSION CONSULTANTS, INC. • SCHECHTER FINANCIAL GROUP • SCHMIDT
ANCIAL GROUP, INC. • SCORICA, INC. • SINDRICH & ASSOCIATES • SMITH & FRANK GROUP SERVICES, INC. • SONTAG ADVISORY, LLC
HE SPALDING FINANCIAL GROUP, INC. • STA BENEFITS, LTD. • STALLARD FINANCIAL STRATEGIES, INC. • STUART COHEN &
SOCIATES • SUMMIT FINANCIAL GROUP • SUPPORT FINANCIAL SERVICES, INC. • THORBAHN & ASSOCIATES INSURANCE AGENCY, INC.
OTAL FINANCIAL & INSURANCE SERVICES, INC. • UDELL ASSOCIATES • UNITED ADVISORS, LLC • UNIVERSAL INSURANCE BROKERAGE
RVICES, LLC • VIRTUAL BENEFITS CORPORATION • WHARTON ADVISORS • WINDSOR INSURANCE ASSOCIATES • THE ZIDD AGENCY, INC.

National Financial Partners' corporate and individual clients access benefits, insurance and investment solutions through our North American network of independently-run financial firms. NFP's more than 175 owned and 330 member firms specialize in distributing corporate and executive benefits, life insurance and wealth transfer solutions, and financial planning and investment advisory services.

Founded in 1998, NFP honors its first ten years by celebrating the ten core principles important to our past and to our future success: client focus, integrity, stability, strength, open architecture, diversity, adaptability, entrepreneurship, innovation and dedication.

FINANCIAL HIGHLIGHTS

(In millions, except per share data)	**2008**	2007	2006	2005	2004
	For the years ended December 31				
OPERATING RESULTS					
Revenue	**$1,150.4**	$1,194.3	$1,077.1	$ 891.4	$ 639.5
Gross margin	**207.9**	224.4	199.2	175.1	140.4
Pretax income	**51.8**	100.6	101.4	97.0	72.1
Net income	**14.8**	54.2	57.6	56.2	40.1
Cash earnings [1]	**100.5**	105.5	102.8	93.1	70.3
Cash earnings excluding management agreement buyout, net of tax [1]	**$ 100.5**	$ 113.2	$ 102.8	$ 93.1	$ 70.3
COMMON SHARE DATA					
Net income per common share - diluted	**$ 0.36**	$ 1.35	$ 1.43	$ 1.48	$ 1.10
Cash earnings per common share - diluted [1]	**2.46**	2.62	2.55	2.45	1.92
Cash earnings excluding management agreement buyout, net of tax [1]	**2.46**	2.81	2.55	2.45	1.92
Dividends declared per share	**$ 0.63**	$ 0.75	$ 0.63	$ 0.51	$ 0.42
Average diluted common shares outstanding	**40.9**	40.3	40.3	38.0	36.6

[1] *The Company analyzes its performance, in part, using non-GAAP measures called cash earnings and cash earnings per diluted share (both including and excluding management agreement buyout, net of tax) and percentages or calculations using these measures. As of the fourth quarter of 2008, the Company modified its definition of cash earnings to reduce cash earnings for the tax benefit of impairment of goodwill and intangible assets. Prior periods have been modified on a comparable basis. Cash earnings is now defined as net income, excluding amortization of intangibles, depreciation, and the after-tax impact of the impairment of goodwill and intangible assets. Cash earnings per diluted share is calculated by dividing cash earnings by the number of weighted average diluted shares outstanding for the period indicated. Cash earnings and cash earnings per diluted share should not be viewed as substitutes for net income and net income per diluted share, respectively. A full reconciliation of these non-GAAP measures to their GAAP counterparts is presented on page 7.*



JESSICA M. BIBLIOWICZ
Chairman, President and Chief Executive Officer

MY FELLOW SHAREHOLDERS,

The 2008 operating performance of National Financial Partners was challenged due to the turmoil in the credit markets, reduced consumer confidence and a deepening economic recession. As a result, we took strong action in 2008 to reduce expenses, improve firm profitability, conserve cash and increase our financial flexibility. NFP is focused on operating as efficiently as possible to maintain the overall profitability of our firms. In 2008, we reduced corporate headcount and instituted a budget management process with our firms to reduce firm-level operating expenses. We also announced an incremental incentive plan to reward our firms for overall NFP same store earnings growth in 2009. During 2008, we secured additional financial flexibility by modifying our credit facility and took strong, proactive steps to conserve cash. Over the last few years we strategically increased our presence in the benefits market and in 2008 we saw an overall increase in our benefits business as firms grew revenue.

NFP remains focused on maximizing profitability in a difficult environment and positioning the Company for revenue growth once the economy recovers from the current recession. While we expect 2009 to be challenging, the long-term revenue growth potential of the markets we serve is strong.

FINANCIAL RESULTS

Total revenue was $1.15 billion in 2008, a 3.7% decline from the $1.19 billion the prior year. For 2008, cash earnings was $100.5 million, or $2.46 per diluted share, compared with cash earnings, excluding the cost of a management agreement buyout, net of tax, of $113.2 million, or $2.81 per diluted share in 2007. Same store revenue declined 8.7% from the prior year. Net income dropped from $54.2 million in 2007 to $14.8 million in 2008, primarily due to a $31.0 million impairment of goodwill and intangible assets in the fourth quarter, resulting in a 2008 impairment charge of $41.3 million. The higher than typical level of impairments reflected the impact of the current economic environment on both the risk adjusted discount rate and future cash flow assumptions utilized in our impairment analysis. The effectiveness of NFP's operating expense reduction initiative was apparent as the Company's gross margin percentage improved to 19.2% in the fourth quarter from 17.5% in the third quarter. Full year gross margin percentage declined from 18.8% in 2007 to 18.1% in 2008. In 2008, NFP completed 20 acquisitions, including 13 sub-acquisitions, representing $16.8 million in base earnings. The Company announced it was suspending acquisitions, except for certain sub-acquisitions, in November 2008.

REDUCING OPERATING EXPENSES

Beginning in the second half of 2008, NFP instituted a comprehensive initiative for reducing firm operating expenses, designed to improve firm profitability and increase shareholder value. Initial indications show this plan is progressing as intended as both total and same store operating expenses declined approximately 2% during the fourth quarter of 2008. NFP announced that it is targeting a decline in operating expenses of 4% to 5% in 2009. NFP has begun to explore regional consolidation of certain firms in order to create operating efficiencies, improve services, reduce expenses and facilitate cross-selling. In addition, NFP took steps to realign internal investments in our Austin facilities to maximize their effectiveness. We reduced headcount at our New York corporate headquarters by 30% in 2008 and corporate expenses are expected to decrease by 10% in 2009.

INCENTIVES FOR GROWTH

NFP aligns the interests of principals and shareholders and provides incentives that motivate principals to grow their earnings. Our base and target earnings incentives create a beneficial arrangement for principals and a downside protection for shareholders. In a declining earnings environment the percentage of earnings to NFP shareholders increased from 51% in 2007 to 55% in 2008, due to NFP's cumulative preferred position in our firms' base earnings. A contributing factor to the trend is the increase in our economic ownership percentage of the firms. To further incentivize NFP firms to grow earnings, we have implemented an incremental incentive plan for 2009. This plan aligns principals of NFP firms with shareholders by rewarding firms if overall 2009 same store earnings grow. This is the first NFP plan that rewards individual firm growth only if NFP is growing as a whole, fostering a culture where firms are motivated to work together within the NFP network for earnings growth.

ADDING FLEXIBILITY AND CONSERVING CASH

In light of the uncertain financial environment, NFP took strong steps to obtain additional financial flexibility and conserve available cash. During the fourth quarter of 2008, NFP executed an amendment to its credit facility. Among other items, the amendment temporarily increased the Company's maximum consolidated leverage ratio, increasing our financial flexibility. NFP continues to enjoy the strong support of its bank group. While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash and focus on internal operations. Additionally, the Company announced that it does not anticipate repurchasing additional shares under its current share repurchase authorization and that it had suspended its quarterly cash dividend.

A DIVERSIFIED REVENUE STREAM

NFP's strategy over the past several years has been to acquire benefits firms to increase recurring revenue and diversify NFP's product offerings and earnings. In 2008, group benefits revenue grew 6% and executive benefits revenue grew 10% on a same store basis and represented 43% of firm revenue. Group benefits grew through new clients, growth in persistency and profitability bonuses and some medical cost inflation. NFP's middle market client base, coupled with client diversity by region, size and industry, resulted in our benefits firms being less affected by economic pressures later in the year. Revenue earned from our financial advisory firms is typically recurring as well and represented 10% of NFP's firm revenue in 2008. On a same store basis, revenue from financial advisory was flat with the prior year. Given the severity of the 2008 decline in the financial markets, NFP's financial advisory firms performed well as increases in new clients offset declines in the financial markets. Life brokerage and settlements brokerage combined represented 26% of NFP's firm revenue in 2008. On a same store basis, life brokerage revenue declined 6%, while settlements brokerage, a smaller percentage of our revenue, declined 35%. Retail life insurance, which made up 21% of firm revenue, declined by 27% on a same store basis in 2008. Our life insurance business suffered from consumer uncertainty, credit market turmoil and financial issues at insurance carriers. While life insurance had a difficult year, over the long term, growth in the high net worth life insurance and estate planning markets should resume.

ADDING VALUE IN ATTRACTIVE MARKETS

NFP firms concentrate on serving the entrepreneurial, corporate and high net worth markets, because of the desire of customers in these markets for more personalized service. We believe NFP firms have the local service orientation to serve these customers most effectively, while having access to the resources of a national distribution network. NFP contracts with leading financial services product manufacturers for access to a wide range of products and technical support for both our owned and member firms, aggregating buying power and enhancing the level of support received by the Company's firms. NFP owned and member firms access services through NFP Insurance Services, Inc., a licensed insurance agency and marketing organization,

NFP Securities, Inc., a leading independent broker-dealer, NFP Property and Casualty Services, Inc., as well as other owned and member firms. NFP enhances the growth potential of its firms by providing them with access to dedicated insurance underwriting and support services, financial and intellectual capital, technology solutions, cross-selling opportunities, regulatory compliance support, and assistance in growing firms through sub-acquisitions and succession planning. NFP maintains internal controls, due diligence and compliance processes which allow us to oversee operations of owned firms throughout North America.

In the corporate benefits market we believe that NFP's focus on the entrepreneurial corporate market, which we define as businesses with less than 1,000 employees, combined with medical cost inflation, will continue to drive growth. NFP Property and Casualty Services, Inc. is becoming a factor in the growth of our firms as they leverage its infrastructure to sell property and casualty insurance products to their clients. The current environment highlights the need for effective wealth preservation strategies, tax-advantaged wealth transfer and the fixed return value of life insurance. Our life insurance firms are well positioned to assist clients in these areas, particularly with the renewed emphasis surrounding estate taxes under the new administration. The need for sound, independent financial advice has never been clearer and our financial advisory firms are some of the best at attracting and retaining clients, through their client-centric perspective and superior service capabilities.

RECENT DEVELOPMENTS

In March 2009, NFP's Board of Directors appointed three principals from NFP firms as Board Observers: Raymond Ferrara, Principal of ProVise Management Group, LLC; Alan Meltzer, Principal of The Meltzer Group, Inc.; and Bud Russell, Principal of the Balser Companies. They have built and continue to manage highly successful firms that operate in our three primary business lines. Their judgment, expertise and client-focused perspective will benefit all NFP shareholders. We thank our Board and its Nominating and Corporate Governance Committee, consisting of independent directors, for their hard work and diligence through the rigorous selection process.

I want to thank all our firm principals, our employees, our Board and our shareholders for their support. Working together, we have taken important steps this year to strengthen the NFP franchise and we will continue to take the actions necessary to ensure sustainability in what looks to be a challenging economic environment ahead.

Jessica M. Bibliowicz
Chairman, President and Chief Executive Officer

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
National Financial Partners Corp.
S&P 500 Index
S&P 500 Insurance Brokers Index

		Index Returns Years Ending				
Company/Index	**Base Period 12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
National Financial Partners Corp.	**100**	142.51	195.26	165.64	174.54	12.03
S&P 500 Index	**100**	110.88	116.33	134.70	142.10	89.53
S&P 500 Insurance Brokers Index	**100**	77.54	89.59	88.96	95.34	90.97

RECONCILIATION OF NET INCOME TO CASH EARNINGS

(In thousands, except per share data)	**2008**	2007	2006	2005	2004
	For the years ended December 31				
GAAP net income	**$ 14,836**	$ 54,232	$ 57,578	$ 56,182	$ 40,142
Amortization of intangibles	**39,194**	34,303	27,984	23,709	19,550
Depreciation	**13,371**	11,010	9,136	7,815	6,658
Impairment of goodwill and intangible assets	**41,257**	7,877	10,745	8,057	4,791
Tax benefit of impairment of goodwill and intangible assets	**(8,137)**	(1,899)	(2,673)	(2,706)	(840)
Cash earnings [1]	**$100,521**	$ 105,523	$ 102,770	$ 93,057	$ 70,301
Management agreement buyout, net of tax	**-**	7,681	-	-	-
Cash earnings excluding management agreement buyout, net of tax	**$100,521**	$ 113,204	$ 102,770	$ 93,057	$ 70,301
GAAP net income per share - diluted	**0.36**	1.35	1.43	1.48	1.10
Amortization of intangibles	**0.96**	0.85	0.69	0.62	0.53
Depreciation	**0.33**	0.27	0.23	0.21	0.18
Impairment of goodwill and intangible assets	**1.01**	0.20	0.27	0.21	0.13
Tax benefit of impairment of goodwill and intangible assets	**(0.20)**	(0.05)	(0.07)	(0.07)	(0.02)
Cash earnings per share - diluted [1][2]	**2.46**	2.62	2.55	2.45	1.92
Management agreement buyout, net of tax	**-**	0.19	-	-	-
Cash earnings per share - diluted excluding management agreement buyout, net of tax [1][2]	**$ 2.46**	$ 2.81	$ 2.55	$ 2.45	$ 1.92

[1] *As of the fourth quarter of 2008, the Company modified its definition of cash earnings to reduce cash earnings for the tax benefit of impairment of goodwill and intangible assets. Prior periods have been modified on a comparable basis. Cash earnings is now defined as net income excluding amortization of intangibles, depreciation, and the after-tax impact of the impairment of goodwill and intangible assets.*

[2] *The sum of the per-share components of cash earnings per share - diluted and cash earnings per share - diluted excluding management agreement buyout, net of tax, may not agree to cash earnings per share - diluted and cash earnings per share - diluted excluding management agreement buyout, net of tax, due to rounding.*

BOARD OF DIRECTORS

STEPHANIE W. ABRAMSON*
Former Executive Vice President
and General Counsel
DoubleClick Inc.[(1)(2)]

ARTHUR S. AINSBERG*
Independent Consultant
Global Research
Analyst Settlement
Morgan Stanley & Co.[(1)(3)]

JESSICA M. BIBLIOWICZ
Chairman, President
and Chief Executive Officer
National Financial Partners Corp.

R. BRUCE CALLAHAN
Chairman Emeritus
NFP Insurance Services, Inc.

JOHN A. ELLIOTT*
Dean
Zicklin School of Business
Baruch College
City University of New York[(1)]

SHARI LOESSBERG*
Senior Lecturer
Massachusetts Institute
of Technology
Sloan School of Management[(2)(3)]

KENNETH C. MLEKUSH*
Former Vice Chairman
Jefferson-Pilot
Life Insurance Company[(2)(3)]

* Independent Directors
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating & Corporate Governance Committee

EXECUTIVE OFFICERS

JESSICA M. BIBLIOWICZ
Chairman, President
and Chief Executive Officer

DOUGLAS W. HAMMOND
Executive Vice President
and Chief Operating Officer

DONNA J. BLANK
Executive Vice President
and Chief Financial Officer

STANCIL E. BARTON
Executive Vice President,
General Counsel
and Chief Compliance Officer

JAMES R. GELDER
Chief Executive Officer
of NFP Insurance Services, Inc.
and Executive Vice President

MICHAEL N. GOLDMAN
Executive Vice President
Mergers and Acquisitions

JAMES L. POER
President of
NFP Securities, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Commission File Number: 001-31781

NATIONAL FINANCIAL PARTNERS CORP.
(Exact name of registrant as specified in its charter)

Delaware	**13-4029115**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
340 Madison Avenue, 19th Floor, New York, New York	**10173**
(Address of principal executive offices)	**(Zip Code)**

(212) 301-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a "smaller reporting company."

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant on June 30, 2008 was $769,928,768.

The number of outstanding shares of the registrant's Common Stock, $0.10 par value, as of January 31, 2009, was 39,874,532.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the 2009 Annual Meeting of Stockholders to be held June 3, 2009 are incorporated by reference in this Form 10-K in response to certain items in Part II and Part III.

[THIS PAGE INTENTIONALLY LEFT BLANK]

NATIONAL FINANCIAL PARTNERS CORP.

Form 10-K

For the Year Ended December 31, 2008

TABLE OF CONTENTS

Forward-Looking Statements

National Financial Partners Corp. ("NFP") and its subsidiaries (together with NFP, the "Company") and their representatives may from time to time make verbal or written statements, including certain statements in this report, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "anticipate," "expect," "intend," "plan," "believe," "estimate," "may," "project," "will," "continue" and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, impairments, losses, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and the Company's operations or strategy.

These forward-looking statements are based on management's current views with respect to future results, and are subject to risks and uncertainties. Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts' reports and opinions, and current financial trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

- NFP's ability, through its operating structure, to respond quickly to regulatory, operational or financial situations;
- the Company's ability to manage its business effectively and profitably through the principals of its firms;
- a recessionary economic environment, resulting in fewer sales of financial products or services, including rising unemployment which could impact group benefit sales based on reduced headcount, and the availability of credit in connection with the purchase of such products or services or consumer hesitancy in spending;
- the occurrence of events or circumstances that could be indicators of impairment to goodwill and intangible assets which require the Company to test for impairment, and the impact of any impairments that the Company may take;
- the impact of the adoption or modification of certain accounting treatments or policies and changes in underlying assumptions, relating to, among other things, impairments, which may lead to adverse financial results;
- NFP's success in acquiring high-quality independent financial services distribution firms and factors inhibiting the Company's ability to acquire firms;
- the performance of the Company's firms following acquisition;
- changes in interest rates or general economic conditions and credit market conditions, including changes that adversely affect NFP's ability to access capital, such as the global credit crisis that began in 2007 and continues today;
- adverse developments or volatility in the markets in which the Company operates, resulting in fewer sales of financial products and services, including those related to compensation agreements with insurance companies and activities within the life settlements industry;
- securities and capital markets behavior, including fluctuations in price of NFP's common stock and recent uncertainty in the U.S. financial markets;
- any losses that NFP may take with respect to dispositions of firms or otherwise;

- the continued availability of borrowings and letters of credit under NFP's credit facility;
- adverse results or other consequences from litigation, arbitration, regulatory investigations or internal compliance initiatives, including those related to compensation agreements with insurance companies and activities within the life settlements industry;
- uncertainty in the financial services, insurance and life settlement industries arising from investigations into certain business practices and subpoenas received from various governmental authorities and related litigation;
- the impact of legislation or regulations in jurisdictions in which NFP's subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers and the uncertain impact of proposals for legislation regulating the financial services industry;
- the reduction of the Company's revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements and the adoption of internal initiatives to enhance compensation transparency, including the transparency of fees paid for life settlement transactions;
- competition in the business of providing financial services to high net worth individuals and companies;
- changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;
- developments in the pricing, design or underwriting of insurance products, revisions in mortality tables by life expectancy underwriters or changes in the Company's relationships with insurance companies;
- changes in premiums and commission rates and the rates of other fees paid to the Company's firms, including life settlements and registered investment advisory fees;
- adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations or those arising from compliance with state or federal laws;
- the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;
- the loss of services of key members of senior management;
- the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and
- the Company's ability to effect smooth succession planning at its firms.

Additional factors are set forth in NFP's filings with the Securities and Exchange Commission (the "SEC"), including this Annual Report on Form 10-K.

Forward-looking statements speak only as of the date on which they are made. NFP expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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PART I

Item 1. Business

Overview

National Financial Partners Corp.

NFP is a leading independent distributor of financial services products primarily to high net worth individuals and companies. Founded in 1998, NFP has grown internally and through acquisitions and operates a national distribution network with over 175 owned firms. The Company targets the high net worth and growing entrepreneurial and large corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. NFP defines the high net worth market as households with investable assets of at least $1 million, and the Company seeks to target the segment of that market having net worth, excluding primary residence, of at least $5 million. NFP defines the growing entrepreneurial corporate market as businesses with less than 1,000 employees. The Company also targets the larger corporate market for executive benefits. NFP believes its management approach affords its firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, NFP maintains internal controls that allow NFP to oversee its nationwide operations. NFP's senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

The Company operates as a bridge between large financial services products manufacturers and its network of independent financial services distributors. The Company believes it enhances the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. NFP also provides financial and intellectual capital to further enhance the business expansion of its firms. For the large financial services products manufacturers, NFP represents an efficient way to access a large number of independent distributors and their customers. The Company believes it is one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving its target markets. NFP currently has relationships with many industry leading manufacturers, including, but not limited to, AIG, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Chubb Federal Insurance Company, Fidelity Investments, Fireman's Fund, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Lincoln Benefit, Lincoln Financial Group, Lloyds of London, MassMutual, MetLife, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Financial, Protective, Prudential, Securian, Standard Insurance Company, Sun Life, Transamerica, Traveler Property and Casualty Insurance Company, United Healthcare, Unum Group, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of the Company's firms than is generally not available on their own.

The Company's firms, including NFP Securities, Inc. ("NFPSI,") its principal broker-dealer subsidiary, serve its client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

- ***Corporate and executive benefits.*** The Company's firms offer corporate benefits products and services including individual and group disability insurance, long-term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. The Company's firms offer executive benefits products and services including corporate and bank-owned life insurance products as well as plan design and administration. Incidental to the corporate and executive benefits services provided to their customers, some of the Company's firms offer property and casualty insurance brokerage, and advisory services. NFP believes these services complement the corporate and executive benefits services provided to the Company's clients.

- ***Life insurance and wealth transfer.*** The Company's firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

- ***Financial planning and investment advisory services.*** The products and services the Company's firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

NFP's principal and executive offices are located at 340 Madison Avenue, 19th Floor, New York, New York, 10173 and the telephone number is (212) 301-4000. On NFP's Web site, www.nfp.com, NFP posts the following filings as soon as reasonably practicable after they are electronically filed or furnished with the Securities and Exchange Commission, or the SEC: NFP's annual reports on Form 10-K, NFP's quarterly reports on Form 10-Q, NFP's current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All such filings on NFP's Web site are available free of charge. Information on the Company's Web site does not constitute part of this report.

Industry Background

The Company believes that it is well positioned to capitalize on a number of trends in the financial services industry, including:

- ***Long-term growth in the high net worth market.*** According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the subcategory of the high net worth market NFP generally targets) grew at an estimated compounded annual rate of 17.6% during the period from 1997 to 2007. While in the past year market and economic conditions have been volatile and many have experienced a decrease in personal wealth, the Company believes that there are still significant opportunities to service the high net worth market.

- ***Need for wealth transfer products.*** The Company expects the need for wealth transfer products and services to increase significantly in the future due to the demand for the efficient intergenerational transfer of wealth among high net worth individuals. According to TNS' 2008 Affluent Market Research Program, the number of households in the United States with net worth, excluding primary residence, in excess of $1 million was 7.4 million as of May 2008. The number of households with net worth, excluding primary residences, above $5 million was 1.1 million.

- ***Growth of employer-sponsored benefit plans.*** According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $494 billion in 2000 to an estimated $761 billion in 2007, accounting for approximately 10% of employers' total spending on compensation in 2007. Of the $761 billion, approximately 82% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long-term care and disability insurance. The Company believes that these factors will continue to provide the Company with significant growth opportunities.

- ***Demand for unbiased solutions.*** NFP believes that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Recent market uncertainty underscores the importance of independent financial advice. Distributors in this channel use an "open architecture" approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and companies.

- ***Size of the independent distribution channel.*** According to Cerulli Associates, assets under management in the independent distribution channel were $1.7 trillion as of December 31, 2007. NFP believes this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and companies.

- ***Continued consolidation within the financial services industry.*** Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1999, over 7,300 financial services mergers and other consolidation transactions have been completed in the United States and NFP believes that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, NFP believes the products and services requirements and economies of scale required to compete effectively for its target customers will increase. Additionally, NFP believes it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. NFP believes it provides a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Key Elements of NFP's Growth Strategy

NFP's goal is to achieve superior long-term returns for its stockholders, while establishing itself as one of the premier independent distributors of financial services products and services on a national basis to its target markets. To help accomplish this goal, NFP intends to focus on the following key areas:

- ***Capitalize on the growth of NFP's attractive target markets.*** The Company's producers target customers in the high net worth and growing entrepreneurial and large corporate markets which have grown and whose demand for financial services NFP believes will continue to grow. The Company has built its distribution system by attracting specialists targeting these markets, and it expects to continue to enhance its network by adding additional producers.

- ***Foster growth within the Company's firms.*** The Company's firms have achieved an internal revenue growth rate of 16% in 2004, 22% in 2005, 5% in 2006, and less than 1% in 2007. In 2008, internal revenue growth decreased 9% due in part to the prolonged economic slowdown. NFP provides support to its firms in this environment by providing budgeting and business planning resources. Additionally, if warranted, the Company may also enter into restructures or dispositions of impacted or underperforming firms. NFP has structured its acquisitions to reward the principals whose firms it acquires to continue to grow the businesses and make them increasingly profitable. NFP enhances the core growth potential of the firms by providing them with the benefits of being part of a national organization. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions, sub-acquisitions and succession planning.

- ***Acquire high-quality independent firms.*** While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash. NFP will continue to reassess the market and economic environment. NFP believes that substantial opportunities remain for further growth through disciplined acquisitions of high quality firms. NFP has demonstrated an ability to identify and acquire leading independent firms. As of December 31, 2008, the Company has completed 263 acquisition transactions since its founding. As a result, NFP has substantial experience in selecting and acquiring high quality firms. The Company believes that the independent distribution channel is under increasing pressure to continue its consolidation trend. Occasionally, NFP examines opportunities to acquire firms that serve its target markets and provide products or services other than those in its three key areas. The Company may acquire one or more of these firms.

- ***Realize further value through economies of scale.*** NFP contracts with leading financial services products manufacturers for access to product and technical support by its owned firms and its affiliated third-party distributors. This allows NFP to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting and other support received by the Company's firms.

The Independent Distribution Channel

The Company participates in the independent distribution channel for financial services products and services. The Company considers the independent distribution channel to consist of firms:

- that are not owned or controlled by a financial services products manufacturer;
- that are not required to place all or a substantial portion of their new business with a single financial services products manufacturer; and
- most importantly, in which the sales representatives are free to sell the products of multiple manufacturers.

This channel includes independent financial advisors and financial planners and independent insurance agents and brokers. It does not include, among others, national wirehouses, affiliates of private banks or commercial banks (many of whom sell the products of companies other than their own). Nonetheless, the Company competes for customers with all of these types of entities. See "—Competition."

The independent distribution channel is different from other methods of financial services distribution in a number of ways. Rather than the standard employer-employee relationship found in many other types of distribution, such as broker-dealers (for example, wirehouses and regional brokerage firms) or insurance companies, participants in the independent distribution channel are independent contractors. Distributors who choose to work in the independent channel tend to be entrepreneurial individuals who strive to develop personalized relationships with their clients. Often, these distributors started their careers with traditional broker-dealer firms or insurance companies, with highly structured product arrangements, and left these environments in favor of a more flexible environment. For distributors in the independent distribution channel, building strong client relationships is imperative as they rely largely on their own reputations to prospect for new clients, in contrast to other types of distributors that rely on a parent company to provide substantial advertising and branding efforts.

Broker-dealers serving the independent channel, such as NFPSI, often referred to as independent broker-dealers, tend to offer extensive product and financial planning services and heavily emphasize packaged products such as mutual funds, variable annuities and wrap fee programs. The Company believes that broker-dealer firms serving the independent channel tend to be more responsive to the product and service requirements of their registered representatives than wirehouses or regional brokerage firms. Commission payouts to registered representatives of NFPSI have historically exceeded 90% of commission income, which is significantly higher than many securities firms operating outside the independent distribution channel and higher, on average, than many firms within the independent distribution channel.

Products and Services

The Company provides a comprehensive selection of products and services that enable the Company's high net worth clients to meet their financial management and planning needs and enable the Company's corporate clients to create, implement and fund benefit plans for their employees and executives. The products that the Company places and the services offered to its customers can be generally classified in three primary areas:

Corporate and executive benefits

The Company's firms distribute corporate and executive benefit products and offer related services to corporate clients. Using these products and services, the firms help clients design, fund, implement and administer benefit plans for their employees. Corporate benefit plans are targeted at a broad base of employees within an organization and include, among others, products such as group life, medical and dental insurance. Executive benefit programs are used by companies to compensate key executives often through non-qualified and deferred compensation plans.

Life insurance and wealth transfer services

The life insurance products and wealth transfer services that the Company's firms offer to clients assist them in growing and preserving their wealth over the course of their lives, developing a plan for their estate upon death and planning for business succession and for charitable giving. The Company's firms evaluate the near-term and long-term financial needs of clients and design a plan that a firm believes best suits the clients' needs. The life insurance products that the Company's firms distribute provide clients with a number of investment, premium payment and tax deferment alternatives in addition to tailored death benefits.

Financial planning and investment advisory services

The Company's firms help high net worth clients evaluate their financial needs and goals and design plans to reach those goals through the use of third-party managed assets. The Company contracts with third-party asset managers to provide separately managed accounts, wrap accounts and other investment alternatives to its clients.

You can find a description of how the Company earns revenue from these products and services in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenue" found elsewhere in this report.

The Company's firms serve their client base by providing some or all the products and services summarized below in one or more of the following primary areas:

Corporate and Executive Benefits

Corporate Benefits Products

- Fully insured health plans
- Self-funded health plans including stop loss coverage
- Group dental insurance
- Group life insurance
- Disability insurance
- Voluntary employee benefits
- Long-term care
- Multi-life individual disability
- 401(k)/403(b) plans
- Group variable annuity programs
- Flexible spending accounts
- Employee assistance programs
- Prescription plans
- Workers' compensation plans
- Directors and officers insurance
- Errors and omissions insurance
- Individual property and casualty insurance
    - Homeowners insurance
    - Auto insurance and personal liability

Corporate Benefits Services

- International employee benefit consulting
- COBRA administration
- Human resource consulting
- Flexible spending administration
- Consolidated billing
- Enrollment administration
- Benefit communication
- Benchmarking analysis

Executive Benefits Products

- Corporate-owned life insurance
- Bank-owned life insurance
- High limit disability

Executive Benefits Services

- Plan design consulting
- Plan administration
- Plan funding analysis
- Plans include:
    - Non-qualified plans for highly compensated executives
    - Qualified and non-qualified stock option programs
    - Group term carve-out plans

Life Insurance and Wealth Transfer Services

Products	Services
• Individual whole, universal and variable life insurance	• Estate planning
• Survivorship whole, universal and variable life insurance	• Wealth accumulation
• Private placement variable life insurance	• Financial planning
• Fixed and variable annuities	• Closely-held business planning
• Term life insurance	• Retirement distribution
	• Life settlements
	• Case design
	• Preferred underwriting with select carriers
	• Charitable giving planning
	• Financed life insurance product placement

Financial Planning and Investment Advisory Services

Products	Services
• Funds of hedge funds	• Financial planning
• Mutual funds	• Asset management
• Separately managed accounts	• Asset allocation
• Mutual fund wrap accounts	• Securities transaction execution
	• Investment consulting
	• Traditional broker-dealer services
	• Trust and fiduciary services

Acquisition Strategy

While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash. NFP will continue to reassess the market and economic environment. Once activity resumes, the Company expects that its acquisition strategy will continue to be based on a number of core principles that NFP believes provide a foundation for continued success. These principles include the following:

- identifying established, high quality independent distributors who primarily target the high net worth, growing entrepreneurial and large corporate markets;
- understanding the business opportunities for each identified firm and focusing the Company's efforts on acquiring those firms that have the strongest businesses and long-term internal growth opportunities; and
- conducting rigorous due diligence to determine if the identified firms meet the Company's acquisition criteria and only acquiring those firms that meet these criteria.

Acquisition Model

The Company typically utilizes a unique acquisition and operational structure which:

- aligns the interests of the principals of the firms with NFP;
- rewards future growth of the Company's firms;
- provides NFP with significant protection against earnings shortfalls at acquired firms and participation in their growth; and
- makes the Company attractive to other independent distributors that seek an acquisition partner.

Under the Company's acquisition structure, NFP acquires 100% of the equity of independent financial services products distribution businesses on terms that are relatively standard across acquisitions. To determine the acquisition price, NFP first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, NFP generally defines operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business's owners or individuals who subsequently become principals. NFP refers to this estimated annual operating cash flow as "target earnings." Typically, the acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, which NFP refers to as "base earnings." Under certain circumstances, NFP has paid multiples in excess of six times based on the unique attributes of the transaction that justify the higher value. Base earnings averaged 52% of target earnings for all firms owned at December 31, 2008. In determining base earnings, NFP's general rule is not to exceed an amount equal to the recurring revenue of the business. Recurring revenue generally includes revenue from sales previously made (such as renewal commissions on insurance products, commissions and administrative fees for ongoing benefit plans and mutual fund trail commissions) and fees for assets under management.

NFP enters into a management agreement with the principals of the acquired business and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of:

- all future earnings of the acquired business in excess of the base earnings up to target earnings; and
- a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

NFP retains a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year NFP is entitled to receive base earnings together with the prior years' shortfall before any management fees are paid. In certain recent transactions involving large institutional sellers, NFP has provided minimum guaranteed compensation to certain former employees of the seller who became principals of the acquired business. The Company has purchased the economic interest of a principal and may purchase all or a portion of the economic interest of other principals in the future.

Sub-Acquisitions

To help the Company's acquired firms grow, NFP provides access to capital and support for expansion through a sub-acquisition program. A typical sub-acquisition involves the acquisition by one of the Company's firms of a business that is too small to qualify for a direct acquisition by NFP, where the individual running the business wishes to exit immediately or soon after the acquisition, prefers to partner with an existing principal, or does not wish to become a principal of the firm. The acquisition multiple paid for sub-acquisitions is typically lower than the multiple paid for a direct acquisition by NFP. The acquisition consideration for sub-acquisitions is typically paid in cash and is often paid based on satisfaction of certain criteria relating to maintenance of the business.

When a firm makes a sub-acquisition, NFP typically contributes a portion of the cost of the sub-acquisition in the same ratio as base earnings is to target earnings. The principals of the firm are responsible for contributing the remaining portion of the cost. In most cases, NFP advances the principal's contribution which is typically repaid with interest over a term of three to five years. The repayment of these loans has priority over the payment of management fees. In almost all cases, base and target earnings of the firm making the sub-acquisition are adjusted upward for the sub-acquisition. Since the Company's formation and through December 31, 2008, NFP has completed 45 sub-acquisitions.

Additional purchase consideration is often paid to the former owners based on satisfying specified internal growth thresholds over the three-year period following the acquisition. In some cases, additional purchase consideration is also paid over a shorter period. The principals retain responsibility for day-to-day operations of the firms for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of the management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the consent of NFP or the unanimous consent of the board of directors of the acquired business, which includes a representative of NFP's management. The principals also maintain the primary relationship with clients and, in some cases, vendors. The Company's structure allows principals to continue to operate in an entrepreneurial environment, while also providing the principals a significant economic interest in the business after the acquisition through the management fees. Generally, all of the Company's firms must transition their financial operations to the Company's cash management and payroll systems and the Company's common general ledger. Additionally, most principals must transition their broker-dealer registrations to, and be supervised in connection with their securities activities by, the Company's broker-dealer, NFPSI.

NFP generally requires the owners of the firms to receive a portion of the acquisition price (typically at least 30%) in the form of NFP common stock ("NFP common stock" or "NFP stock"), and provides them the opportunity to receive options, additional shares of NFP common stock or cash based on their success in managing the acquired business and increasing its financial performance. However, in transactions involving institutional sellers, the purchase price typically consists of substantially all cash. The Company believes its structure is particularly appealing to firms whose management anticipates strong future growth and expects to stay involved with the business in the long term.

The Company obtains key-person life insurance on the principals of firms in an amount that NFP believes provides an appropriate level of risk management protection.

Restructures and Disposals

Certain businesses acquired by NFP have been adversely affected by changes in the markets served, necessitating a change in the economic relationship between NFP and the principals. As of December 31, 2008 and since NFP's inception NFP has restructured 33 transactions. These restructures generally result in either temporary or permanent reductions in base and target earnings and/or changes in the ratio of base to target earnings and the principals paying cash, surrendering NFP common stock, issuing notes or other concessions by principals. Such restructures are an indicator of a need to assess whether an impairment exists. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of goodwill and other intangible assets."

At times the Company may dispose of firms, certain business units within a firm or firm assets for one or more of the following reasons: non-performance, changes resulting in firms no longer being part of the Company's core business, change in competitive environment, regulatory changes, the cultural incompatibility of an acquired firm's management team with the Company, change of business interests of a principal or other issues personal to a principal. In certain instances NFP may sell operating companies back to the principal(s). Principals generally buy back businesses by surrendering all of their NFP common stock and paying cash or issuing NFP a note. Through December 31, 2008 and since the Company's inception, NFP has disposed of 24 firms.

Contingent consideration arrangements

In order to better determine the economic value of the businesses NFP acquires, NFP has incorporated contingent consideration, or earnout, provisions into the structure of acquisitions that NFP has made since the beginning of 2001. These arrangements generally result in the payment of additional consideration to the sellers upon the firm's satisfaction of certain compounded growth rate thresholds over the three-year period generally following the closing of the acquisition. In a small number of cases, contingent consideration may also be payable after shorter periods. As of December 31, 2008, 38 acquisitions are within their initial three-year contingent consideration measurement period. For acquisitions effective prior to January 1, 2009, contingent consideration is considered to be additional purchase consideration and is accounted for as part of the purchase price of the Company's acquired firms when the outcome of the contingency is determinable beyond a reasonable doubt. In connection with the adoption of SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141"), as of January 1, 2009, contingent consideration arrangements for firms acquired effective January 1, 2009 and thereafter will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Pronouncements" for further detail.

A summary of a typical contingent consideration or earnout structure is as follows:

Typical Earnout Structure
(Payable in cash and NFP common stock)

Three-year Avg. Growth Rate	Multiple of Base Earnings
Less than 10%	0.0x
10%–14.99%	0.50x
15%–19.99%	1.25x
20%–24.99%	2.50x
25%–29.99%	3.00x
30%–34.99%	3.75x
35% +	5.00x

The earnout paid is the corresponding multiple times the original acquired base earnings. The earnout is typically payable in cash and NFP common stock in proportions that vary among acquisitions.

The earnout calculation in this example works as follows. An acquired firm had base earnings of $500,000 and target earnings of $1,000,000:

Earnout Calculation

Assumed Earnings

Year 1	$1,200,000
Year 2	$1,440,000
Year 3	$1,728,000
Average annual earnings (incentive target for first iteration of ongoing incentive plan)	$1,456,000
Implied growth rate	20%
Multiple of base earnings	2.5x
Earnout payment (base earnings x multiple)	$1,250,000

Ongoing incentives

Effective January 1, 2002, NFP established an ongoing incentive plan for principals who have completed their contingent consideration period. The ongoing incentive plan pays out an increasing proportion of incremental earnings based on growth in earnings above an incentive target. The plan has a three-year measuring period and rewards growth above the prior period's average earnings or prior incentive target, whichever is higher. However, once a firm reaches cumulative applicable earnings in a three-year period equal to or in excess of the cumulative amount of its original target compounded at 35% over three years, the new incentive target is fixed. If the principal does not receive an option grant, contingent consideration or incentive payment in a prior period, the incentive target remains unchanged. As illustrated by the chart set forth below, the bonus is structured to pay the principal 5% to 40% of NFP's share of incremental earnings from growth.

Three-year Avg. Growth Rate	% of NFP's Share of Growth Paid to Principal
Less than 10%	0.0%
10%–14.99%	5.0%
15%–19.99%	20.0%
20%–24.99%	25.0%
25%–29.99%	30.0%
30%–34.99%	35.0%
35% +	40.0%

In addition to the incentive award, NFP pays an additional cash incentive equal to 50% of the incentive award elected to be received in NFP stock. This election is made subsequent to the completion of the incentive period. For firms that began their incentive period prior to January 1, 2005, the principal could elect from 0% to 100% to be paid in NFP stock. For firms beginning their incentive period on or after January 1, 2005 (with the exception of Highland Capital Holding Corporation or "Highland" firms, which completed this incentive period in 2008), the principal is required to take a minimum of 30% (maximum of 50%) of the incentive award in NFP stock. The number of shares of NFP stock that a principal will receive is determined by dividing the dollar amount of the incentive to be paid in NFP stock by the average of the closing price of NFP stock on the twenty trading days up to and including the last day of the incentive period. The shares received as an incentive payment under this ongoing plan are restricted from sale or other transfer (other than transfers to certain permitted transferees, which shares are also restricted from sale or other transfer) and the lifting of such restrictions is based on the performance of the firm managed by the principal during the subsequent ongoing incentive period. One-third of the shares will become unrestricted after each of the first three twelve-month periods after the incentive period during which the firm achieves target earnings. If the firm does not achieve target earnings during each such twelve-month period, but does achieve target earnings on a cumulative basis over the thirty-six month incentive period, any shares that remain restricted will become unrestricted. If the firm does not achieve cumulative target earnings during the thirty-six month period, any shares that remain restricted shall continue to be restricted until sixty months following the end of the incentive period. Effective December 31, 2008, NFP has elected to pay all incentive awards under this plan in cash.

The ongoing incentive payment calculation for a firm with base earnings of $500,000, target earnings of $1,000,000 and a new incentive target (based on average annual earnings during the initial three-year earnout period following acquisition of $1,331,000) would be as follows:

Ongoing Incentive Calculation

Assumed Earnings

Year 1	$1,663,750
Year 2	$2,079,688
Year 3	$2,599,609
Total earnings	$6,343,047
Implied growth rate	25%
Excess earnings (total earnings less three times incentive target)	$2,350,047
NFP share (excess earnings x ratio of base/target)	$1,175,023
% of NFP's share of growth paid to the manager	30%
Value of incentive (NFP share of excess earnings x 30%)	$ 352,507
Maximum additional cash payment—assumes 50% of incentive earned is paid in stock ($0.50 for every $1.00 of value of stock)	$ 88,127
Total incentive payment	$ 440,634
Incentive target for subsequent periods of ongoing incentive plan (maximum incentive target)(1)	$1,877,625

For all incentive programs, earnings levels from which growth is measured are adjusted upward for sub-acquisitions and may be adjusted upward for certain capital expenditures.

(1) The incentive target for subsequent periods is calculated as follows:

Original Target Earnings	$1,000,000
Average Annual Growth to Achieve Maximum Target	35%
Earnings Year 1	$1,350,000
Earnings Year 2	1,822,500
Earnings Year 3	2,460,375
Total Earnings Years 1 to 3	$5,632,875
Average Earnings Years 1 to 3	$1,877,625

It is not required that a firm grows 35% evenly throughout a three-year period to achieve the maximum target, but the sum of the earnings in the three-year period must be the equivalent to 35% average annual growth above the original target in any three-year period ($5,632,875 in the calculation above). The maximum incentive target is generally adjusted upward for sub-acquisitions and may be adjusted upward for certain capital expenditures.

2009 Principal Incremental Incentive Plan

NFP recently instituted the 2009 Principal Incremental Incentive Plan (the "2009 Plan"). The terms of the 2009 Plan provide that if the Company's "same store" gross margin increases in 2009 relative to 2008, NFP will fund a new incentive pool (the "2009 Incentive Pool") which will be equal to 50% of the Company's "same store" gross margin increase. Generally, the 2009 Incentive Pool will be allocated *pro rata* with each firm's contribution to "same store" gross margin growth.

Operations

The Company believes that preserving the entrepreneurial culture of the firms is important to their continued growth. The Company does not typically integrate the sales, marketing and processing operations of the acquired firms, but allows the principals to continue to operate in the same entrepreneurial environment that made them successful before the acquisition, subject to NFP's oversight and control. NFP does, however, provide cost efficient services, including common payroll, common general ledger, common e-mail, common healthcare plan and common accounts payable processing, to support back office and administrative functions, which are used by the acquired firms. Additionally, NFP has recently begun exploring regional consolidations of certain of its firms in order to create operating efficiencies, improve services, reduce expenses and facilitate cross-selling. In addition, commencing in the second half of 2008, the Company instituted a comprehensive budgeting and business planning initiative designed to improve the operating performance of the Company's firms. In some cases, this initiative has led to the restructure or disposition of certain of the Company's firms.

NFP assists these entrepreneurs by providing a broad variety of financial services products and a network that connects each entrepreneurial firm to others. This network serves as a forum for the firms to build relationships, share ideas and provides the opportunity for firms to offer a broader range of financial services products to their customers. NFP also owns three entities, NFP Insurance Services, Inc., or NFPISI, NFPSI and NFP Property and Casualty Services, Inc., (formerly known as Preferred Services Group of N.Y., LTD. or "NFP P&C") that serve as centralized resources for other firms. In addition, several of the Company's firms act as wholesalers of products to the Company's firms and other financial services distributors. During 2007, the Company entered into a term sheet agreement (the "GS Agreement") with GS Re Holdings, Inc. ("GS Re"), a subsidiary of The Goldman Sachs Group, Inc. ("Goldman Sachs"), to form a joint venture in the life settlements industry. The joint venture will create an end to end platform to institutionalize the life settlements market with respect to policy submission, preparation of bid packages, bidding, closing, subsequent servicing and transfer and privacy protection. The joint venture began activity in 2008.

NFPISI

NFPISI is a licensed insurance agency and an insurance marketing organization with 408 member organizations, including 167 owned firms and 241 other firms the Company does not own, as of December 31, 2008. The Company refers to these other firms as members of one of several marketing organizations. NFPISI facilitates interaction among the members of several marketing organizations and provides services to these members. It also holds contracts with selected insurance and benefits manufacturers, which generally offer support for technology investments, co-development of tailored products for use by the Company's producers, enhanced and dedicated underwriting, customer service and other benefits not generally available without such relationships.

NFPISI provides overall marketing support including education about various products offered by underwriters, technology-based assistance in comparing competing products and access to customized marketing materials.

NFPISI services both third-party distributors as well as the Company's firms. Third-party distributors that elect to become members in NFPISI's life insurance and benefits marketing organizations pay an initiation and annual membership fee. NFPISI actively solicits new members among qualified independent distributors of financial services products who desire the benefits of being part of a large distribution network whether or not they desire to be acquired by the Company. The Company's firms can also gain access to some of the services and benefits provided by NFPISI without becoming a member of NFPISI's life insurance and benefits marketing organizations.

NFPSI

NFPSI is a registered broker-dealer, investment adviser and licensed insurance agency serving the principals of the Company's firms and members of its or the Company's marketing organizations. Most of the Company's principals conduct securities business through NFPSI. NFPSI is a fully disclosed introducing registered broker-dealer.

NFP Property and Casualty Services

NFP purchased an additional economic interest in Preferred Services Group of N.Y., LTD. in 2007 and became known as NFP Property and Casualty Services, Inc. in 2008. NFP P&C provides property and casualty insurance brokerage services to small businesses and individuals and operates as a centralized resource to other NFP firms.

Life Settlements Joint Venture

On September 17, 2007, NFP entered into the GS Agreement with GS Re, a subsidiary of Goldman Sachs, to form a joint venture in the life settlements industry. On December 19, 2007, an LLC agreement governing the joint venture was amended to, among other things, add Genworth Institutional Life Services, Inc., a wholly-owned subsidiary of Senior Financial, Inc., which is a wholly-owned subsidiary of Genworth Financial, Inc. as a member of the joint venture (together with NFP and Goldman Sachs, the "Partners"). In furtherance of the joint venture, the Partners have formed Institutional Life Services, LLC ("ILS"), Institutional Life Services (Florida) LLC ("ILSF") and Institutional Life Administration, LLC, ("ILA"), all Delaware limited liability companies. On October 16, 2008, the ILS LLC agreement was amended for a second time which evidenced NFP's economic interest in ILS of 43% and an LLC agreement governing ILSF was entered into by the Partners. Pursuant to the ILSF LLC agreement, NFP has an economic interest of 43% in ILSF. On December 3, 2008, the LLC agreement governing ILA was entered into by the Partners and pursuant to the ILA LLC agreement, NFP has a 26% economic interest in ILA. On January 7, 2009, the ILS LLC agreement was amended for the third time and the ILSF LLC agreement was amended but NFP's economic interest in each entity remained at 43%. NFP retains its economic interests in ILS, ILSF and ILA through its wholly-owned subsidiary NFP Life Services, LLC.

Through ILS and ILSF, the Partners seek to create the preeminent institutional marketplace for the settlement of life insurance policies, adhering to high standards of compliance and business practices. The strategy of ILS and ILSF is to bring high quality, recognized institutional investors and seller representatives together to engage in life settlement transactions that adhere to uniform high standards of practice. NFP believes that ILS and ILSF will satisfy the demand of reputable institutional investors, policy owners and their agents for a highly competitive marketplace with full transparency of the bidding process, full disclosure of the compensation of each participant in the transaction and policy seller anonymity procedures to maximize personal identity protection.

Where required, it is expected that ILS will operate as a licensed life settlement provider and will facilitate the purchase of policies. As such, it will not "purchase and hold" or maintain a beneficial interest in any policy sold through ILS.

ILA was formed to provide post-acquisition and other policy-related services for policies purchased by approved investors and other institutions through ILS or ILSF and other intermediaries.

Succession Planning

NFP is actively involved in succession planning with respect to the principals of the Company's firms. It is in the Company's interest to ensure a smooth transition of business to a successor principal or principals. Succession planning is important in firms where no obvious successor to the principal or principals exists.

Succession planning may involve NFP assisting a firm with a sub-acquisition that will bring a principal into the firm who can be a successor to the existing principal or principals. Succession planning may also involve introducing firms within the same geographic area to each other, where the principals of one firm can be potential successors to the principals of the other firm. In addition, succession planning may involve a principal, producer or employee from the same or a different firm buying another principal's interest in the management company or applicable management agreement, which provides economic benefits to the selling principal. In rare cases, succession may be accomplished with employees running the operation in the absence of a principal. In certain cases, the Company provides financing for the purchase by a principal, producer or employee of another principal's management company or applicable management agreement.

Cash Management System

The Company employs a cash management system that requires that substantially all revenue generated by owned firms and/or the producers affiliated with the Company's owned firms be assigned to and deposited directly in centralized bank accounts maintained by NFPSI. The cash management system enables NFP to control and secure its cash flow and more effectively monitor and control the financial activities of the Company's firms. Newly-acquired firms are generally converted to the cash management system within one month following acquisition.

Payroll System

Since the beginning of 2004, the Company has used a common payroll system for all employees of owned firms. The common payroll system allows NFP to effectively monitor and control new hires, terminations, benefits and any other changes in personnel and compensation because all changes are processed through a central office. Newly-acquired firms are transitioned onto the Company's payroll system generally within three months following the date of acquisition.

General Ledger System

In 2005, the Company implemented a comprehensive centralized general ledger system for all of its firms. The general ledger system has been designed to accommodate the varied needs of the individual firms and permits them to select one of two platforms in which to manage their business. The shared-service platform is designed to provide firms with a greater level of support from NFP's corporate office while continuing to provide firm principals flexibility in the decision-making process. The self-service platform is designed for the Company's larger firms that have a full accounting staff and require less support from NFP's corporate office. Approximately 12% of the Company's firms operate on the self-service platform. The remaining firms operate on the shared-service platform. As firms are acquired, they are generally transitioned to one of the two platforms within one month.

Internal Audit

NFP's internal audit department reports to the Audit Committee of NFP's Board of Directors and has the responsibility for planning and performing audits throughout the Company. NFP's internal audit team is based in NFP's New York headquarters with additional full-time personnel in the Austin, Texas facility.

Compliance and Ethics

During 2008, NFP continued to build a company-wide Compliance and Ethics Department, which reports to the chief executive officer and the Compliance and Ethics Committee. The Compliance and Ethics Committee is comprised of members of the executive management team, including the chief compliance officer and general counsel, chief executive officer, chief operating officer, chief financial officer and members of executive management of NFPISI and NFPSI. NFP's Compliance and Ethics Department and Compliance and Ethics

Committee collaborate on compliance and ethics activities and initiatives. The Compliance and Ethics Department establishes and implements controls and procedures designed to ensure that the Company's subsidiaries abide by Company policies, applicable laws and regulations. NFP's Compliance and Ethics Department is based in the Austin, Texas facility.

Operating Committee

NFP's Operating Committee is responsible for monitoring firm performance, capital and resource allocations, approving capital expenditure requests by firms that are in excess of $100,000, as well as new leases above a certain amount. It reviews firm performance and management fee advances compared with earned management fees to determine if a reduction or cutoff of such advances is warranted. The Operating Committee also directs efforts toward helping under-performing firms improve and, if the under-performance is deemed to be of a long-term nature, directs restructuring or disposition activities. The Operating Committee is composed of the following executives: the Company's chief executive officer, chief operating officer, chief financial officer, general counsel, executive vice president—mergers and acquisitions and a member of executive management of NFPISI.

Capital Expenditures

If a firm desires to make a capital expenditure and the expenditure is approved by either the Operating Committee or, if below $100,000, NFP's executive vice president—mergers and acquisitions, senior vice president—controller or the firm's board of directors unanimously, NFP contributes a portion of the cost in the same ratio as base earnings is to target earnings. The principals are responsible for the remainder of the cost. In most cases, NFP advances the principals' contribution which is repaid with interest over a term which is generally five years or less. The repayment of these advances has priority over the payment of management fees. Earnings levels from which a firm's growth is measured, as well as a firm's base earnings, may be adjusted upwards for certain capital expenditures.

Corporate Headquarters

NFP's New York headquarters provides support for the Company's acquired firms. Corporate activities, including mergers and acquisitions, legal, finance and accounting, operations, human resources and technology are centralized in New York. NFP's mergers and acquisitions team identifies targets, performs due diligence and negotiates acquisitions. During 2008, NFP's mergers and acquisitions team was utilized in various firm initiatives working to restructure underperforming firms, dispose of non-performing firms and assist firms in cost cutting initiatives. NFP's legal team is heavily involved in the acquisition process, in addition to handling NFP's general corporate, legal and regulatory needs. Finance and accounting is responsible for working with each firm to integrate the firm's operations and financial practices with the Company, resolve financial issues and ensure timely and accurate reporting. In addition, finance and accounting is responsible for consolidation of the Company's financial statements at the corporate level. The Company's operations team works with the firms to identify opportunities for joint-work and cross-selling and to identify and resolve operational issues. NFP's human resources department is responsible for establishing and maintaining employment practices and benefits policies and procedures at both the corporate and firm level. NFP's technology team addresses technology requirements at both the corporate level and at the firm level. NFP's technology model has enabled principals to immediately begin using NFP's technology services, leverage their existing technology investments and support growth in products distribution and client reporting capabilities. In 2008, the Company continued to implement an enterprise e-mail system with the goal of centralizing the administration of e-mail across the firms.

NFP occupies three floors representing 99,485 square feet of space at 340 Madison Avenue under a lease with a remaining term of approximately fourteen years. NFP occupies two floors as its headquarters and seven Company firms occupy the third floor. The firms share common spaces and services and NFP provides centralized support to these firms.

Clients and Customers

The customers of the Company's firms' corporate and executive benefits products and services are generally small and medium-size corporations and the businesses that serve them. The customers of executive benefits products include large corporations as well. The customers of the Company's life insurance and wealth transfer and financial planning and investment advisory products and services are generally high net worth individuals and the businesses that serve them. NFP defines the high net worth market as households with investible assets of at least $1 million. The Company particularly seeks to target the segment of the high net worth market having net worth, excluding primary residence, of at least $5 million, although the Company sells a substantial volume of products to persons having lower levels of net worth. According to Spectrem Group, this higher segment of the high net worth market grew at an estimated compounded annual rate of 17.6% during the period from 1997 to 2007.

Recent fiscal years have been challenging due to difficult overall economic and life insurance market conditions; however, NFP believes that benefits market trends are largely uncorrelated with the life insurance market. The Company experienced continued declines in its retail life and life settlements revenue in 2008 which led to the overall decline in revenue and margins and offset gains in gross margin through the first half of 2008. The Company's firms experienced a decrease in the internal revenue growth rate of 9% in 2008, an increase of less than 1% in 2007, 5% in 2006, 22% in 2005 and 16% in 2004. NFP believes that it is well positioned to benefit from any future growth in the high net worth market.

Competition

The Company faces substantial competition in all aspects of its business. The Company's competitors in the insurance and wealth transfer business include individual insurance carrier-sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, the Company also competes with independent insurance intermediaries, boutique brokerage general agents and local distributors including M Financial Group and The BISYS Group, Inc. NFP believes it remains competitive due to several factors, including the independence of producers, the open architecture platform, the overall strength of the business model, the technology-based support services NFP provides and the training resources available to the Company's firms.

In the corporate and executive benefits business, the Company faces competition which varies based on the products and services provided. In the employee benefits sector, the Company faces competition from both national and regional groups. NFP's national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Brown & Brown, Inc. and Willis Group Holdings. The Company's regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies.

In the financial planning and investment advisory business, the Company competes with a large number of investment management and investment advisory firms. NFP's competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions. U.S. banks and insurance companies can now affiliate with securities firms, which has accelerated consolidation within the money management and financial services industries and has also increased the level of competition for assets on behalf of institutional and individual clients. In addition, foreign banks and investment firms have entered the U.S. money management industry, either directly or through partnerships or acquisitions. Factors affecting the Company's financial planning and investment management business include brand recognition, business reputation, investment performance, quality of service and the continuity of both the client relationships and assets under management. NFP believes that its unique model will allow the Company's firms to continue to compete effectively in this market. The Company's entrepreneurs will be able to maintain and create client relationships while enjoying the brand recognition, quality of service and diversity of opportunities provided by the national network.

NFPSI also competes with numerous other independent broker-dealers, including Raymond James Financial, Inc., LPL Financial Services, FSC Securities Corporation, Cambridge Investment Research, Inc., Commonwealth Financial Network, Financial Network Investment Corporation, Walnut Street Securities, Inc., Securities America, and Royal Alliance Associates, Inc.

Regulation

The financial services industry is subject to extensive regulation. The Company conducts business in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Canada and is subject to regulation and supervision both federally and in each of these jurisdictions. In general, these regulations are designed to protect clients, policyholders and insureds and to protect the integrity of the financial markets rather than to protect stockholders and creditors. The Company's ability to conduct business in these jurisdictions depends on the Company's compliance with the rules and regulations promulgated by federal regulatory bodies and other regulatory authorities. Failure to comply with regulatory requirements could result in actions by regulators, potentially leading to fines and penalties, adverse publicity and damage to the Company's reputation in the marketplace, and in extreme cases, revocation of a subsidiary's authority to do business in one or more jurisdictions. In addition, NFP could face lawsuits by clients, insureds and other parties for alleged violations of certain of these laws and regulations.

State insurance laws grant regulatory agencies, including state insurance departments, broad administrative authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect the Company. These state agencies regulate many aspects of the insurance business, including, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, the handling of third-party funds held in a fiduciary capacity, and trade practices, such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents. This continual reexamination may result in the enactment of new laws and regulations, or the issuance of interpretations of existing laws and regulations, that could adversely affect the Company's operations or its ability to conduct business profitably.

Most of NFP's firms are licensed to engage in the insurance agency or brokerage business. Further, firm principals and employees who engage in the solicitation, negotiation or sale of insurance, or provide certain other insurance services, are required to be licensed individually. Insurance laws and regulations govern whether licensees may share insurance commissions with unlicensed entities and individuals. NFP believes that any payments made by the Company to third parties, including payment of management fees to unaffiliated management companies, are in compliance with applicable insurance laws. However, should any insurance department take a contrary position and prevail, NFP will be required to change the manner in which it pays management fees or require entities receiving such payments to become licensed. In addition, such an adverse ruling could result in the imposition of fines or penalties on one or more NFP firms.

Several of NFP's subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the SEC and self-regulatory organizations, principally the Financial Industry Regulatory Authority, or FINRA, formerly known as NASD, and the national securities exchanges, such as the New York Stock Exchange, or NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal and state authorities have focused on, and continue to devote substantial attention to, the annuity and insurance industries, as well as to the sale of products or services to seniors. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or the Company's business and, if so, to what degree.

The SEC, FINRA and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from FINRA and other regulatory bodies, which ultimately could prevent NFPSI or the Company's other broker-dealers from performing as a broker-dealer. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or the Company's other broker-dealers, which could harm NFP's business.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of the Company's firms are investment advisers registered with the SEC under the Investment Advisers Act of 1940, as amended, or Investment Advisers Act, and certain of the Company's firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

The Company's revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of the Company's firm principals, because the revenue and earnings of many of the firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

The insurance industry continues to be subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As discussed under "Legal Proceedings," several of NFP's subsidiaries received subpoenas and other information requests with respect to these matters. As a result of these and related matters, including actions taken by the New York Attorney General's office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on the Company with respect to the insurance and other financial products the Company markets. In addition, in March 2006, NFP received a subpoena from the New York Attorney General's Office seeking information regarding life settlement transactions. One of NFP's subsidiaries received a subpoena seeking the same information. Any changes that are adopted by the federal government or the states where the Company markets insurance or conducts life settlements or other insurance-related business could adversely affect the Company's revenue and financial results.

In the Company's executive benefits business, the Company has designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year's premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax advantages. However, in recent years, the Internal Revenue Service (the "IRS") has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as loans for federal income tax purposes. In addition, the Sarbanes-Oxley Act of 2002 includes a provision that prohibits most loans from a public company to its directors or executives. Because a split dollar life insurance arrangement between a public company and its directors or executives could be viewed as a personal loan, the Company will face a reduction in sales of split dollar life insurance policies to the Company's clients that are subject to the Sarbanes-Oxley Act. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive of, or otherwise impacting, these arrangements. As a result, the Company's supplemental executive retirement plans that use split dollar life insurance may become less attractive to some of the Company's firms' customers, which could result in lower revenue to the Company.

Legislation enacted in the spring of 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001, or EGTRRA, increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. As enacted, EGTRRA has had a modest negative impact on the Company's revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. Any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, could have a material adverse effect on the Company's revenue. Legislation may be enacted that would have a further negative impact on the Company's revenue.

The market for many life insurance products the Company sells is based in large part on the favorable tax treatment, including the tax-free build up of cash values, that these products receive relative to other financial product alternatives. A change in the tax treatment of the life insurance products the Company sells or a determination by the IRS that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. Similarly, a change in the tax treatment associated with plans and strategies utilizing life insurance, or an adverse determination by the IRS relative to such plans and strategies, could limit the tax advantages associated with the sale of life insurance pursuant to these plans and strategies. If the provisions of the tax code change or new federal tax regulations and IRS rulings are issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment, the demand for the life insurance contracts the Company sells could decrease, which may reduce the Company's revenue and negatively affect its business. Likewise, to the extent the tax treatment associated with the sale of life insurance products is determined to be different than originally anticipated, the Company could be subject to litigation or IRS scrutiny. The Company cannot predict whether changes in the tax treatment, or anticipated tax treatment, of life insurance, or plans or strategies utilizing life insurance, are likely or what the consequences of such changes would ultimately be to the Company.

Employees

As of December 31, 2008, the Company had approximately 3,383 employees. NFP believes that its relations with the Company's employees are satisfactory. None of the Company's employees is represented by a union.

Item 1A. Risk Factors

The Company's operating strategy and structure may make it difficult to respond quickly to regulatory, operational or financial problems and to grow its business, which could negatively affect the Company's financial results.

The Company operates through firms that report their results to NFP's corporate headquarters on a monthly basis. The Company has implemented a consolidated general ledger, cash management and management information systems that allow NFP to monitor the overall performance and financial activities of its firms. However, if the Company's firms delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of an important client or relationship with a financial services products manufacturer or a threatened professional liability or other claim or regulatory inquiry or other action, NFP may not be able to take action to remedy the situation on a timely basis. This in turn could have a negative effect on the Company's financial results. In addition, if one of the Company's firms were to report inaccurate financial information, it might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect NFP's ability to report its financial results.

In addition, due in part to its management approach, NFP may have difficulty helping its firms grow their business. NFP's failure to facilitate internal growth, cross-selling and other growth initiatives among its firms may negatively impact the Company's earnings or revenue growth.

The Company's dependence on the principals of its firms may limit its ability to manage its business effectively and profitably.

Most of the Company's acquisitions result in the acquired business becoming its wholly-owned subsidiary. The principals enter into management agreements pursuant to which they continue to manage the acquired business. The principals retain responsibility for day-to-day operations of the acquired business for an initial five-year term, renewable annually thereafter by the principals and/or certain entities they own, subject to termination for cause and supervisory oversight as required by applicable securities and insurance laws and regulations and the terms of the Company's management agreements. The principals are responsible for ordinary course operational decisions, including personnel, culture and office location, subject to the oversight of the board of directors of the acquired business. Non-ordinary course transactions require the consent of NFP or the unanimous consent of the board of directors of the acquired business, which includes a representative of NFP's management. The principals also maintain the primary relationship with clients and, in some cases, vendors. Although the Company maintains internal controls that allow it to oversee its operations, this operating structure exposes the Company to the risk of losses resulting from day-to-day decisions of the principals. Unsatisfactory performance by these principals could hinder the Company's ability to grow and could have a material adverse effect on its business and the value of NFP's common stock. Further, at times the Company may dispose of firms due to non-performance, the cultural incompatibility of an acquired firm's management team with the Company, change of business interests of a principal or other issues personal to a principal. Such disposals could also have a negative impact on the Company's performance and could lead to losses incurred by the Company.

The recessionary environment and its impact on consumer confidence could negatively affect the Company.

The recent disruption in the global credit markets and the deterioration of the financial markets generally has created increasingly difficult conditions for companies in the financial services industry. Continued volatility and a recessionary environment may reduce the Company's customers' demand for its services and could negatively affect the Company's results of operations and financial condition.

Demand for many types of insurance generally rises and falls as economic growth expands or slows. Consumer confidence and consumer spending have deteriorated significantly, and could remain depressed for an extended period. Consumer purchases of the products the Company distributes, such as life insurance, may decline during periods where disposable income is adversely affected or there is economic uncertainty. The tightening of credit in financial markets also adversely affects the ability of customers to obtain financing for the products and services the Company distributes, which could result in a decrease in revenue generated.

To the extent the Company's clients become adversely affected by declining business conditions, they may choose to limit their purchases of insurance coverage or registered investment advisory services, which would inhibit the Company's ability to generate revenue. Moreover, insolvencies associated with an economic downturn could adversely affect the Company's business through the loss of carriers, clients or by hampering the Company's ability to place insurance and reinsurance business. Reduced levels of staffing due to widespread layoffs could also impact the Company's group benefits sales.

If the Company is required to write down goodwill and other intangible assets, the Company's financial condition and results would be negatively affected.

When NFP acquires a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. As of December 31, 2008, goodwill of $635.7 million, net of accumulated amortization of $12.1 million, represented 81.0% of the Company's total stockholders' equity. As of December 31, 2008, other intangible assets, including book of business, management contracts, institutional customer relationships and trade name, of $462.1 million, net of accumulated amortization of $180.3 million, represented 58.6% of NFP's total stockholders' equity.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but instead be tested for impairment at least annually (or more frequently if impairment indicators arise). Other intangible assets will continue to be amortized over their useful lives. In accordance with SFAS 142, NFP recognized an impairment loss on goodwill and identifiable intangible assets not subject to amortization of $35.0 million, $5.5 million, $5.2 million, $3.1 million and $2.4 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In accordance with SFAS 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. NFP recognized an impairment loss on identifiable intangible assets subject to amortization of $6.3 million, $2.4 million, $5.6 million, $5.0 million and $2.4 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

Under current accounting standards, if NFP determines goodwill or intangible assets are impaired, NFP will be required to write down these assets. Any write-down would have a negative effect on the consolidated financial statements. Subsequent to the end of the third quarter of 2008, NFP's stock price declined below net book value per share. Due to the significant deterioration in the NFP stock price, NFP was required to perform the goodwill impairment test under SFAS 142 during the fourth quarter of 2008. Based upon analysis, NFP concluded that the decline in stock price did not require NFP to recognize an impairment due to the decline in stock price below net book value per share. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of goodwill and other intangible assets" found elsewhere in this report. If the stock price remains below the net book value per share, or other negative business factors exist as outlined in SFAS 142, the Company may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of the Company's goodwill. Additionally, significant impairment charges may impact compliance with the financial covenants of NFP's credit facility.

The Company may not resume acquisitions or may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect the Company's growth.

The Company competes with numerous integrated financial services organizations, insurance brokers, insurance companies, banks and other entities to acquire high quality independent financial services distribution firms. Many of the Company's competitors have substantially greater financial resources than it does and may be able to outbid NFP for these acquisition targets. If NFP does identify suitable candidates, NFP may not be able to complete any such acquisition on terms that are commercially acceptable to the Company. If NFP is unable to complete acquisitions, it may have an adverse effect on the Company's earnings or revenue growth and negatively impact the Company's strategic plan.

In the latter part of 2008, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in order to conserve cash. NFP will continue to reassess the market and economic environment. NFP's resumption of acquisition activity may be inhibited in light of current conditions in the economy and financial markets, as well as certain restrictions under its credit facility, and there can be no assurance that the Company's level of acquisition activity and growth from acquisitions will be consistent with past levels. If the Company does not resume acquisitions, its business, earnings, revenue and strategy may be adversely affected.

The Company may be adversely affected if the firms it acquires do not perform as expected, which may lead to losses incurred by the Company.

Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating firms. Even if NFP is successful in acquiring firms, the Company may be adversely affected if the acquired firms do not perform as expected. The firms the Company acquires may perform below expectations after the acquisition for various reasons, including legislative or regulatory changes that affect the products in which a firm specializes, the loss of key clients after the acquisition closed, general economic factors that impact a firm in a direct way and the cultural incompatibility of an acquired firm's management team with NFP. While the Company intends that acquisitions will improve profitability, past or future acquisitions may not be accretive to earnings or otherwise meet operational or strategic expectations. The failure of firms to perform as expected at the time of acquisition may have an adverse effect on the Company's internal earnings and revenue growth rates, and may result in impairment charges and/or generate losses or charges to its earnings if the firms are disposed. Through December 31, 2008, NFP has completed a total of 263 acquisition transactions, including 45 sub-acquisitions. NFP has also disposed of 24 firms and internally consolidated 13 firms. Through December 31, 2008, NFP has restructured its relationship with the principals of 33 firms due to these factors. Recent economic conditions, factors relating to the Company's relationship with its principals or other circumstances may lead to restructures or increased dispositions, which may lead to losses incurred by the Company.

The Company's revenue and earnings may be affected by fluctuations in interest rates, stock prices and general economic conditions.

General economic and market factors, such as changes in interest rates or declines or significant volatility in the securities markets, can affect the Company's commission and fee income. These factors can affect the volume of new sales and the extent to which clients keep their policies in force year after year or maintain funds in accounts the Company manages. Equity returns and interest rates can have a significant effect on the sale of many employee benefit programs whether they are financed by life insurance or other financial instruments. For example, if interest rates increase, competing products offering higher returns could become more attractive to potential purchasers than the programs and policies the Company markets and distribute. A portion of the Company's recent sales of life insurance products includes sales of financed life insurance products. If interest rates increase, the availability or attractiveness of such financing may decrease, which may reduce the Company's new sales of life insurance products. Further, a decrease in stock prices can have a significant effect on the sale of financial services products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts. In addition, a portion of the Company's earnings is derived from fees, typically based on a percentage of assets under management, for the Company's firms offering financial advice and related services to clients. Further, the Company's firms earn recurring commission revenue on certain products over a period after the initial sale, provided the customer retains the product. These factors may lead customers to surrender or terminate their products, ending this recurring revenue. A portion of the Company's earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by the Company. If investors were to seek alternatives to the Company's firms' financial planning advice and services or to the Company's firms' insurance products and services, it could have a negative effect on the Company's revenue. The Company cannot guarantee that it will be able to compete with alternative products if these market forces make the Company's firms' products and services unattractive to clients. Finally, adverse general economic conditions may cause potential customers to defer or forgo the purchase of products that the Company's firms sell, for example, to invest more defensively or to surrender products to increase personal cash flow. General economic and market factors may also slow the rate of growth, or lead to a decrease in the size, of the high net worth market and the number of small and medium-size corporations. Further, if the Company's earnings deteriorate, it is possible that NFP would fail to comply with the terms of its credit facility, which could have a significant impact on the Company.

The price of NFP's common stock may fluctuate significantly, which could negatively affect the Company and the holders of NFP's common stock.

The trading price of NFP's common stock may be volatile in response to a number of factors, including a decrease in insurance premiums and commission rates, actual or anticipated variations in NFP's quarterly financial results, changes in financial estimates by securities analysts and announcements by competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of NFP's common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of NFP's common stock could also negatively affect the Company's ability to make acquisitions using its common stock as consideration.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations in the last year. Broad market and industry factors may negatively affect the price of NFP's common stock, regardless of NFP's operating performance.

In light of current market conditions, the Company's inability to access the capital markets on favorable terms may adversely affect the Company's future operations, including continued acquisition activity.

On December 9, 2008, NFP amended its credit agreement, dated as of August 22, 2006 (as amended, the "Credit Agreement"). As of December 31, 2008, NFP was in compliance with all of its debt covenants. However, NFP may be unable to satisfy financial covenants in the future, which could materially and adversely affect NFP's ability to finance future operations, such as acquisitions or capital needs. If the Company's earnings deteriorate, it is possible that NFP would fail to comply with the terms of its credit facility, such as the consolidated leverage ratio requirement, and therefore be in default under the credit facility. Default under NFP's credit facility would trigger a default under each of NFP's convertible note hedge and warrant transactions, in which case the counterparty could designate early termination under either, or both, of these instruments. Default under NFP's credit facility resulting in its acceleration would, subject to a 30-day grace period, trigger a default under the supplemental indenture governing NFP's 0.75% convertible senior notes due February 1, 2012. In that case, the trustee under the notes or the holders of not less than 25% in principal amount of the notes could accelerate their payment.

Due to the existing uncertainty in the capital and credit markets, NFP's access to capital may not be available on acceptable terms, and this may result in the Company's inability to achieve present objectives for strategic acquisitions and internal growth. To provide financial flexibility, NFP may seek to further amend the financial covenants of its Credit Agreement; however, there can be no assurance that NFP will be able to secure such amendments or that such amendments will be on acceptable terms. Even if NFP were able to secure such amendments, NFP could experience an increase in borrowing costs. Any disruption in NFP's access to capital could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for business needs can be arranged. Such measures could include deferring capital expenditures, reducing or eliminating future share repurchases, dividend payments, acquisitions or other discretionary uses of cash.

NFP's access to funds under its Credit Agreement is dependent on the ability of the banks party to the Credit Agreement to meet their funding commitments. Those banks may not be able to meet their funding commitments to the Company if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. In addition, consolidation of financial institutions could lead to an increased credit risk.

NFP's credit facility contains restrictions and limitations that could significantly restrict the Company's ability to operate its business.

Subject to certain exceptions, NFP's credit facility contains covenants that restrict the Company's ability to, among other things, incur additional indebtedness or guarantees, create liens or other encumbrances on property or grant negative pledges, enter into a merger or similar transaction, sell or transfer certain property, make certain restricted payments or make certain advances or loans. The restrictions in NFP's credit facility may prevent it from taking actions that it believes would be in the best interest of the Company and its stockholders and may make it difficult for NFP to execute its business strategy successfully, including with respect to completing acquisitions.

The credit facility contains financial covenants requiring the Company to maintain certain ratios, including a consolidated leverage ratio. Additionally, a restrictive covenant limits the total balance of notes outstanding to firm principals that are entered into in connection with the over-advancement of management fees. To the extent NFP exceeds its covenant limit on the total balance of notes outstanding pursuant to the over-advancement of management fees, such advances in excess of the limit could impact NFP's financial results.

The Company's business is subject to risks related to litigation and regulatory actions.

From time to time, the Company is subject to lawsuits and other claims arising out of its business operations, including actions relating to the suitability of insurance and financial services products the Company sold to customers and complaints arising out of industry-wide scrutiny of contingent commissions practices. The outcome of these actions cannot be predicted, and no assurance can be given that such litigation or actions would not have a material adverse effect on the Company's results of operations and financial condition.

From time to time, the Company is also subject to new laws and regulations and regulatory actions, including investigations. The insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, including actions taken by the New York Attorney General's office beginning in April 2004, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on the Company with respect to the insurance and other financial products the Company markets. In addition, several insurance companies have recently agreed with regulatory authorities to end the payment of contingent commissions on insurance products. A portion of the Company's earnings is derived from commissions and other payments from manufacturers of financial services products that are based on the volume, persistency and profitability of business generated by the Company. If the Company were required to or chose to end these arrangements or if these arrangements were no longer available to it, the Company's revenue and results of operations could be adversely affected.

During 2004, several of NFP's subsidiaries received subpoenas and other informational requests from governmental authorities, including the New York Attorney General's Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. The Company cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, the Company received a subpoena from the New York Attorney General's Office seeking information regarding life settlement transactions. One of the Company's subsidiaries received a subpoena seeking the same information. The investigation is ongoing and the Company is unable to predict the investigation's ultimate outcome. Any changes that are adopted by the Company, the federal government or the states where the Company markets insurance or conducts life settlements or other insurance-related business could adversely affect the Company's revenue and financial results.

In June 2007, the National Association of Insurance Commissioners, or NAIC, approved amendments to the NAIC Viatical Settlements Model Act, or the NAIC Model Act. The amended NAIC Model Act, among other things, prohibits the sale of a life insurance policy into the secondary market for five years from the date of issuance, subject to limited exceptions. In addition, in November 2007, the National Conference of Insurance Legislators, or NCOIL, adopted an amended Life Settlements Model Act, or the NCOIL Model Act, which while similar to the NAIC Model Act has significant differences, including limiting the prohibition on the sale of a life insurance policy into the secondary market to two years from the date of issuance. The Company is unable to predict the effect on the life settlement industry the amended model acts would have if approved in their current forms. The amended models generally are serving as templates for new state proposed legislation relating to life settlement transactions and may have the effect of reducing the number of life settlement transactions generally, which may lead to a decrease in the Company's revenue. To date, approximately 20 states have introduced proposed legislation based on language of model acts. In 2008, management believes approximately 4% to 7% of the Company's revenue was derived from fees earned on the settlement of life insurance policies into the secondary market. Should a significant number of states adopt the amended NAIC Model Act or the NCOIL Model Act or other new regulations or practices that could adversely affect the life settlement industry be instituted, the Company's revenue could be adversely impacted. NFP, however, is unable to quantify the adverse effect any such regulations or practices could have on its revenue and business.

NFP cannot predict the effect of any current or future litigation, regulatory activity or investigations on its business. Given the current regulatory environment and the number of NFP's subsidiaries operating in local markets throughout the country, it is possible that the Company will become subject to further governmental inquiries and subpoenas and have lawsuits filed against it. Further, if NFP were to be the object of litigation as a result of volatility in NFP's common stock price or for other reasons, it could result in substantial costs and diversion of management's attention and resources, which could negatively affect the Company's financial results. The Company's involvement in any investigations and lawsuits would cause the Company to incur additional legal and other costs and, if the Company were found to have violated any laws, it could be required to pay fines, damages and other costs, perhaps in material amounts. The Company could also be materially adversely affected by the negative publicity related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

Legislative, legal, and regulatory developments concerning financial services products the Company provides may negatively affect the Company's business and financial results. For example, continuing investigations and proceedings regarding late trading and market timing in connection with mutual funds and variable insurance products could result in new industry-wide legislation, rules or regulations that could significantly affect distributors of financial services products such as itself. Similar to certain mutual fund and insurance companies and other broker-dealers, NFPSI has been contacted by FINRA, and requested to provide information relating to market timing and late trading. NFPSI is cooperating with the regulatory authorities.

Although NFP is not aware of any systemic problems with respect to market timing and late trading that would have a material adverse effect on its consolidated financial position, NFP cannot predict the course that the existing inquiries and areas of focus may take or the impact that any new laws, rules or regulations may have on the Company's business and financial results.

The failure of insurance carriers may impact the Company. In addition, NFP may need to expend resources to address questions regarding its relationship with financial institutions.

Any potential defaults by, or even rumors about the stability of, financial institutions such as insurers could result in losses by these institutions. Questions about an insurance carrier's perceived stability and financial strength ratings may contribute to such insurers' strategic decisions to focus on certain lines of insurance to the detriment of others. Consequently, the potential for a significant insurer to cease writing certain insurance the Company offers its customers could negatively impact overall capacity in the industry, which in turn could have the effect of reduced placement of certain lines and types of insurance and reduced revenue and profitability for the Company. Further, to the extent that questions about an insurance carrier's viability contribute to such insurers' failure in the market, the Company could be exposed to losses resulting from such insurers' inability to pay commissions or fees owed.

The Company has relationships with many financial institutions, including insurers which are regulated by state insurance departments for solvency issues and are subject to reserve requirements. NFP cannot guarantee that all insurance carriers it does business with will maintain these traditional ratings. The Company may need to expend resources to address questions or concerns regarding its relationships with these insurers, diverting management resources away from operating the Company's business.

Competition in the Company's industry is intense and, if the Company is unable to compete effectively, the Company may lose clients and its financial results may be negatively affected.

The business of providing financial services to high net worth individuals and companies is highly competitive and the Company expects competition to intensify. The Company's firms face competition in all aspects of their business, including life insurance, wealth transfer and estate planning, corporate and executive benefits, and financial planning and investment advisory services. The Company's firms compete for clients on the basis of reputation, client service, program and product offerings and their ability to tailor products and services to meet the specific needs of a client.

The Company actively competes with numerous integrated financial services organizations as well as insurance companies and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Many of the Company's competitors have greater financial and marketing resources than the Company does and may be able to offer products and services that the Company's firms do not currently offer and may not offer in the future. The passage of the Gramm-Leach-Bliley Act in 1999 reduced barriers to large institutions providing a wide range of financial services products and services. NFP believes, in light of increasing industry consolidation and the regulatory overhaul of the financial services industry, that competition will continue to increase from manufacturers and other marketers of financial services products.

The Company's competitors in the insurance, wealth transfer and estate planning business include individual insurance carrier-sponsored producer groups, captive distribution systems of insurance companies, broker-dealers and banks. In addition, the Company also competes with independent insurance intermediaries, boutique brokerage general agents and local distributors, including M Financial Group and The BISYS Group, Inc. In the employee benefits sector, the Company faces competition from both national and regional groups. The Company's national competitors include Marsh & McLennan Companies, Inc., Aon Corporation, Arthur J. Gallagher & Co., U.S.I. Holdings Corp., Brown & Brown, Inc. and Willis Group Holdings Limited. The Company's regional competitors include local brokerage firms and regional banks, consulting firms, third-party administrators, producer groups and insurance companies. In the financial planning and investment advisory business, the Company competes with a large number of investment management and investment advisory firms. The Company's competitors include global and domestic investment management companies, commercial banks, brokerage firms, insurance companies, independent financial planners and other financial institutions. There can be no assurance that the Company will compete successfully against its competitors.

NFPSI also competes with numerous other independent broker-dealers, including Raymond James Financial, Inc., LPL Financial Services, FSC Securities Corporation, Cambridge Investment Research, Inc., Commonwealth Financial Network, Financial Network Investment Corporation, Walnut Street Securities, Inc., Securities America, and Royal Alliance Associates, Inc. There can be of no assurance that NFPSI will compete successfully against its competitors.

Elimination or modification of the federal estate tax could adversely affect revenue from the Company's life insurance, wealth transfer and estate planning businesses. Additionally, changes in laws and regulations may adversely affect the Company's business.

Legislation enacted in the spring of 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001 increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. As enacted, EGTRRA has had a modest negative impact on the Company's revenue from the sale of estate planning services and products including certain life insurance products that are often used to fund estate tax obligations and could have a further negative impact in the future. Should additional legislation be enacted that provides for any additional increases in the size of estates exempt from the federal estate tax, further reductions in the federal estate tax rate or other legislation to permanently repeal the federal estate tax, it could have a material adverse effect on the Company's revenue. Proposals for legislation further regulating the financial services industry are continually being introduced in the United States Congress and in state legislatures. Legislation may be enacted that would have a further negative impact on the Company's revenue.

In light of current conditions in the U.S. financial markets and economy, regulators have increased their focus on the regulation of the financial services industry. The Company is unable to predict whether any of these proposals will be implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect the Company in substantial and unpredictable ways and could have an adverse effect on the Company's business, financial condition and results of operations.

A change in the tax treatment of life insurance products the Company sells or a determination that these products are not life insurance contracts for federal tax purposes could reduce the demand for these products, which may reduce the Company's revenue.

The market for many life insurance products the Company sells is based in large part on the favorable tax treatment, including the tax-free build up of cash values and the tax-free nature of death benefits that these products receive relative to other investment alternatives. A change in the tax treatment of the life insurance products the Company sells or a determination by the IRS that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. In addition, the IRS from time to time releases guidance on the tax treatment of products the Company sells. If the provisions of the tax code were changed or new federal tax regulations and IRS rulings and releases were issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment or subject holders to special tax reporting requirements, the demand for the life insurance contracts the Company sells could decrease, which may reduce the Company's revenue and negatively affect its business.

Under current law, both death benefits and accrual of cash value under a life insurance contract are treated favorably for federal income tax purposes. From time to time, legislation that would affect such tax treatment has been proposed, and sometimes it is enacted. For example, federal legislation that would eliminate the tax-free nature of corporate-owned and bank-owned life insurance in certain narrow circumstances was introduced in 2004 and enacted in 2006. Although the effect of the legislation was mitigated as many of the Company's firms, in line with the life insurance industry generally, modified their business practices in advance of this legislation in order to remain eligible for the tax benefits on such insurance acquisitions, there can be no assurance that the Company's firms will be able to anticipate and prepare for future legislative changes in a timely manner. In addition, a proposal that would have imposed an excise tax on the acquisition costs of certain life insurance contracts in which a charity and a person other than the charity held an interest was included in the Administration's Fiscal Year 2006 Budget, but the provision was not ultimately enacted. The Pension Protection Act of 2006 requires the Treasury Department to conduct a study on these contracts, and it is possible that an excise tax or similarly focused provision could be imposed in the future. Such a provision could adversely affect, among other things, the utility of and the appetite of clients to employ insurance strategies involving charitable giving of life insurance policy benefits when the policy is or has been owned by someone other than the charity, and the Company's revenue from the sale of policies pursuant to such strategies could materially decline.

Changes in the pricing, design or underwriting of products and services the Company's firms sell could adversely affect the Company's revenue.

Adverse developments or volatility in the markets in which the Company operates could lead to changes in the pricing, design or underwriting of products that result in these products becoming less attractive to its customers. For example, the Company believes that changes in the reinsurance market that make it more difficult for insurance carriers to obtain reinsurance coverage for life insurance, including certain types of financed life insurance transactions, have caused some insurance carriers to become more conservative in their underwriting, and to change the design and pricing of universal life policies, which may have reduced their attractiveness to customers. Revisions in mortality tables by life expectancy underwriters could have an additional negative impact on the Company. Regulatory developments also could affect product design and the attractiveness of certain products. For example, in December 2005, the Office of the General Counsel of the New York Insurance Department issued an opinion on certain financed life insurance transactions that led to changes in the design and demand for financed life insurance products generally. Any developments that reduce the attractiveness of products and services could result in fewer sales of those products and services and adversely affect the Company's revenue.

Because the revenue the Company's firms earn on the sale of certain insurance products is based on premiums and commission rates set by insurers, any decreases in these premiums or commission rates could result in revenue decreases for the Company. The decrease in other fees, such as life settlement and registered investment advisory fees, that the Company's firms earn may also impact the Company's revenue.

The Company is engaged in insurance agency and brokerage activities and derives revenue from commissions on the sale of insurance products to clients that are paid by the insurance underwriters from whom the Company's clients purchase insurance. These commission rates are set by insurance underwriters and are based on the premiums that the insurance underwriters charge. Commission rates and premiums can change based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within the Company's control, include the capacity of insurance underwriters to place new business, underwriting and non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

NFP cannot predict the timing or extent of future changes in commission rates, premiums or life settlement and investment advisory fees. As a result, NFP cannot predict the effect that any of these changes will have on the Company's operations. These changes may result in revenue decreases for the Company, which may adversely affect results of operations for the periods in which they occur.

While the Company does not believe it has experienced any significant revenue reductions in the aggregate in its business to date due to these occurrences, the Company is aware of several instances in recent years of insurance underwriters reducing commission payments on certain life insurance and employee benefits products.

The elimination or modification of compensation arrangements, including contingent compensation arrangements and the adoption of internal initiatives to enhance compensation transparency, may also result in revenue decreases for the Company.

Changes in the Company's accounting estimates and assumptions could negatively affect its financial position and operating results.

NFP prepares its financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require NFP to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of its consolidated financial statements. NFP is also required to make certain judgments that affect the reported amounts of revenue and expenses during each reporting period. NFP periodically evaluates its estimates and assumptions, including those relating to the valuation of intangible assets, investments, income taxes, stock-based compensation, claims handling obligations, retirement plans, litigation and contingencies. NFP bases its estimates on historical experience and various assumptions that NFP believes to be reasonable based on specific circumstances. Actual results could differ from these estimates. Additionally, changes in accounting standards could increase costs to the organization and could have an adverse impact on NFP's future financial position, results of operations and cash flows.

Failure to comply with or changes in state and federal laws and regulations applicable to the Company could restrict the Company's ability to conduct its business.

The financial services industry is subject to extensive regulation. The Company conducts business in all 50 states, the District of Columbia, Puerto Rico and Canada and is subject to regulation and supervision both federally and in each of these jurisdictions. In general, these regulations are designed to protect clients, policyholders and insureds and to protect the integrity of the financial markets rather than to protect stockholders and creditors. The Company's ability to conduct business in these jurisdictions depends on the Company's compliance with the rules and regulations promulgated by federal regulatory bodies and other regulatory authorities. Failure to comply with regulatory requirements could result in actions by regulators, potentially leading to fines and penalties, adverse publicity and damage to our reputation in the marketplace, and in extreme cases, revocation of a subsidiary's authority to do business in one or more jurisdictions. In addition, NFP could face lawsuits by clients, insureds and other parties for alleged violations of certain of these laws and regulations.

State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect the Company. These supervisory agencies regulate many aspects of the insurance business, including, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, the handling of third-party funds held in a fiduciary capacity, and trade practices, such as marketing, advertising and compensation arrangements entered into by insurance brokers and agents. This continual reexamination may result in the enactment of new laws and regulations, or the issuance of interpretations of existing laws and regulations, that could adversely affect the Company's operations or its ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts and simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles. In addition, various forms of direct federal regulation of insurance have been proposed from time to time. NFP cannot predict whether proposals will be adopted, or what impact, if any, such proposals or, if adopted, such laws may have on the Company's business, financial condition or results of operation.

Several of the Company's subsidiaries, including NFPSI, are registered broker-dealers. The regulation of broker-dealers is performed, to a large extent, by the SEC and self-regulatory organizations, principally FINRA and the national securities exchanges, such as the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales practices, trading practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Violations of applicable laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage. Recently, federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to the annuity and insurance industries as well as to the sale of products or services to seniors. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or the Company's business and, if so, to what degree.

Providing investment advice to clients is also regulated on both the federal and state level. NFPSI and certain of the Company's firms are investment advisers registered with the SEC under the Investment Advisers Act, and certain of the Company's firms are regulated by state securities regulators under applicable state securities laws. Each firm that is a federally registered investment adviser is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including disclosure obligations, recordkeeping and reporting requirements, marketing restrictions and general anti-fraud prohibitions. Each firm that is a state-regulated investment adviser is subject to regulation under the laws of the states in which it provides investment advisory services. Violations of applicable federal or state laws or regulations can result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, and reputational damage.

The Company's revenue and earnings may be more exposed than other financial services firms to the revocation or suspension of the licenses or registrations of the Company's firms' principals because the revenue and earnings of many of the Company's firms are largely dependent on the individual production of their respective principals for whom designated successors may not be in place.

The geographic concentration of the Company's firms could leave the Company vulnerable to an economic downturn or regulatory changes in those areas, resulting in a decrease in the Company's revenue.

The Company's firms located in New York produced approximately 10.8%, 9.8%, 10.1%, 9.2% and 12.2% of the Company's revenue for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. The Company's firms located in Florida produced approximately 7.8%, 10.8%, 14.2%, 19.2% and 15.4% of the Company's revenue for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. The Company's firms located in California produced approximately 8.2%, 9.7%, 11.3%, 9.6% and 11.3% of the Company's revenue for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

Because the Company's business is concentrated in these three states, the occurrence of adverse economic conditions or an adverse regulatory climate in any of these states could negatively affect the Company's financial results more than would be the case if the Company's business were more geographically diversified. A weakening economic environment in any state or region could result in a decrease in employment or wages that may reduce the demand for employee benefit products in that state or region. Reductions in personal income could reduce individuals' demand for various financial products in that state or region.

The loss of key personnel could negatively affect the Company's financial results and impair the Company's ability to implement its business strategy.

NFP's success substantially depends on its ability to attract and retain key members of NFP's senior management team and the principals of the Company's firms. If the Company were to lose one or more of these key employees or principals, its ability to successfully implement its business plan and the value of NFP's common stock could be materially adversely affected. Jessica M. Bibliowicz, the chairman of NFP's board of directors, president and chief executive officer, is particularly important to the Company. Although she has an employment agreement, there can be no assurance that she will serve the term of her employment agreement or renew her employment agreement upon expiration. Other than with respect to Ms. Bibliowicz and many of the principals of the Company's firms, the Company does not maintain key person life insurance policies.

The securities brokerage business has inherent risks.

The securities brokerage and advisory business is, by its nature, subject to numerous and substantial risks, particularly in volatile or illiquid markets, or in markets influenced by sustained periods of low or negative economic growth, including the risk of losses resulting from the ownership of securities, trading, counterparty failure to meet commitments, client fraud, employee processing errors, misconduct and fraud (including unauthorized transactions by registered representatives), failures in connection with the processing of securities transactions and litigation. The Company cannot be certain that its risk management procedures and internal controls will prevent losses from occurring. A substantial portion of the Company's revenue is generated by NFPSI, and any losses at NFPSI due to the risks noted above could have a significant effect on the Company's revenue and earnings.

Failure to comply with net capital requirements could subject the Company's wholly-owned broker-dealers to suspension or revocation of their licenses by the SEC or expulsion from FINRA.

The SEC, FINRA and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokerage firms. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion from FINRA and other regulatory bodies, which ultimately could prevent NFPSI or the Company's other broker-dealers from performing as a broker-dealer. Although the Company's broker-dealers have compliance procedures in place to ensure that the required levels of net capital are maintained, there can be no assurance that the Company's broker-dealers will remain in compliance with the net capital requirements. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit the operations of NFPSI or the Company's other broker-dealers, which could harm the Company's business.

The Company's business, financial condition and results of operations may be negatively affected by errors and omissions claims.

The Company has significant insurance agency, brokerage, intermediary and life settlement operations as well as securities brokerage and investment advisory operations and activities, and is subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance, effecting life settlement and securities transactions and rendering investment advice. These activities involve substantial amounts of money. Since errors and omissions claims against the Company's firms may allege the Company's liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to place coverage or effect securities transactions on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that the Company holds on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions the Company takes may not be effective in all cases.

The Company has errors and omissions insurance coverage to protect it against the risk of liability resulting from alleged and actual errors and omissions by the Company and its firms. Prices for this insurance and the scope and limits of the coverage terms available are dependent on market conditions that are outside of the control of the Company. While the Company endeavors to purchase coverage that is appropriate to its assessment of the Company's risk, NFP is unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Although management does not believe that claims against the Company's firms, either individually or in the aggregate, will materially affect its business, financial condition or results of operations, there can be no assurance that the Company will successfully dispose of or settle these claims or that insurance coverage will be available or adequate to pay the amounts of any award or settlement.

The Company's business, financial condition and results of operations may be negatively affected if in the future the Company's insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm NFP's reputation or divert management resources away from operating the Company's business.

Because the Company's firms' clients can withdraw the assets its firms manage on short notice, poor performance of the investment products and services the Company's firms recommend or sell may have a material adverse effect on the Company's business.

The Company's firms' investment advisory and administrative contracts with their clients are generally terminable upon 30 days' notice. These clients can terminate their relationship with the Company's firms, reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates, financial market performance and personal client liquidity needs. Poor performance of the investment products and services that the Company's firms recommend or sell relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. The decrease in revenue that could result from such an event could have a material adverse effect on the Company's business.

The Company's results of operations could be adversely affected if the Company is unable to facilitate smooth succession planning at its firms.

NFP seeks to acquire firms in which the principals are not ready to retire, but instead will be motivated to grow their firm's earnings and participate in the growth incentives that the Company offers. However, NFP cannot predict with certainty how long the principals of its firms will continue working. The personal reputation of the principals of the Company's firms and the relationships they have are crucial to success in the independent distribution channel. Upon retirement of a principal, the business of a firm may be adversely affected if that principal's successor in the firm's management is not as successful as the original principal. As a result of NFP's short operating history, succession will be a larger issue for the Company in the future. The Company will attempt to facilitate smooth transitions but if the Company is not successful, the Company's results of operations could be adversely affected.

Government regulation relating to the supplemental executive benefits plans the Company designs and implements could negatively affect its financial results.

In the Company's executive benefits business, the Company has designed and implemented supplemental executive retirement plans that use split dollar life insurance as a funding source. Split dollar life insurance policies are arrangements in which premiums, ownership rights and death benefits are generally split between an employer and an employee. The employer pays either the entire premium or the portion of each year's premium that at least equals the increase in cash value of the policy. Split dollar life insurance has traditionally been used because of its federal tax advantages. However, in recent years, the IRS has adopted regulations relating to the tax treatment of some types of these life insurance arrangements, including regulations that treat premiums paid by an employer in connection with split dollar life insurance arrangements as compensation or loans for federal income tax purposes. In addition, the Sarbanes-Oxley Act has affected these arrangements. Specifically, the Sarbanes-Oxley Act includes a provision that prohibits most loans from a public company to its directors or executives. Because a split dollar life insurance arrangement between a public company and its directors or executives is viewed as a personal loan, the Company has faced a reduction in sales of split dollar life insurance policies to the Company's clients that are subject to the Sarbanes-Oxley Act. Moreover, members of Congress have proposed, from time to time, other laws reducing the tax incentive of, or otherwise affecting, these arrangements. As a result, the Company's supplemental executive retirement plans that use split dollar life insurance have become less attractive to some of the Company's firms' customers, which could result in lower revenue to the Company.

The Company's business is dependent upon information processing systems.

The Company's ability to provide financial services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on the Company's capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade the Company's information processing capabilities. As the Company continues to grow, the Company will need to continue to make investments in new and enhanced information systems. Interruption or loss of the Company's information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on the Company's business and the value of its common stock. As the Company's information system providers revise and upgrade their hardware, software and equipment technology, the Company may encounter difficulties in integrating these new technologies into its business. These new revisions and upgrades may not be appropriate for the Company's business. Further, breaches or infiltration by unauthorized persons of the Company's network security could cause interruptions in operations and damage to the Company's reputation. Despite security measures taken, systems may be vulnerable to physical break-ins, viruses or other disruptive problems. If the Company's systems or facilities were infiltrated and damaged, the Company's clients could experience data loss, financial loss and significant business interruption. If that were to occur, it could have a material adverse effect on the Company's business, financial condition and results of operations.

NFP may overestimate management fees advanced to principals and/or certain entities they own, which may negatively affect its financial condition and results.

NFP typically advances management fees monthly to principals and/or certain entities they own. NFP sets each principal's and/or such entity's management fee amount after estimating how much operating cash flow the firm that the principal and/or such entity manages will produce. If the firm produces less operating cash flow than what NFP estimated, an overadvance may occur, which may negatively affect the Company's financial condition and results. Further, since contractually NFP is unable to unilaterally adjust payments to the principals and/or certain entities they own until after a three, six or nine-month calculation period depending on the firms, NFP may not be able to promptly take corrective measures, such as adjusting the monthly management fee lower or requiring the principal and/or such entity to repay the overadvance within a limited time period. Additionally, a restrictive covenant under NFP's credit facility limits the total balance of notes outstanding to firm principals that are entered into in connection with the over-advancement of management fees. To the extent NFP exceeds its covenant limit on the total balance of notes outstanding pursuant to the over-advancement of management fees, such advances in excess of the limit could impact NFP's financial results. In addition, if a principal and/or certain entities they own fail to repay an overadvance in a timely manner and any security NFP receives from the principal and/or such entities for the overadvance is insufficient, the Company's financial condition and results may be negatively affected, which could negatively affect the Company's results of operations.

NFPSI relies heavily on Fidelity, its clearing firm, and termination of its agreement with Fidelity could harm its business.

Pursuant to NFPSI's clearing agreement with Fidelity, the clearing firm processes all securities brokerage transactions for NFPSI's account and the accounts of its clients. Services of Fidelity include billing and credit extension and control, receipt, custody and delivery of securities. NFPSI is dependent on the ability of its clearing firm to process securities transactions in an orderly fashion. Clearing agreements with Fidelity may be terminated by either party upon 90 days' prior written notice. If this agreement was terminated, NFPSI's ability to process securities transactions on behalf of its clients could be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters is located at 340 Madison Avenue, 19th Floor, New York, NY 10173, where the Company leases approximately 99,485 square feet of space. NFP's subsidiaries NFPSI and NFPISI lease approximately 95,124 square feet of space in Austin, Texas. Additionally, the Company's firms lease properties for use as offices throughout the United States. In August 2007, NFP entered into a sublease agreement for its existing office space at 787 Seventh Avenue for the remaining term of its lease. In 2008 NFP moved into its current corporate headquarters located at 340 Madison Avenue, New York, New York. NFP occupies two floors as its headquarters and seven firms occupy the third floor. The firms share common spaces and services and NFP provides centralized support to the firms.

Item 3. Legal Proceedings

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management considers these lawsuits and claims to be without merit and the Company intends to defend them vigorously. In addition, the sellers of firms that the Company acquires typically indemnify the Company for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

In addition to the foregoing lawsuits and claims, during 2004, several of the Company's firms received subpoenas and other informational requests from governmental authorities, including the New York Attorney General's Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. The Company has cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, NFP received a subpoena from the New York Attorney General's Office seeking information regarding life settlement transactions. One of NFP's subsidiaries received a subpoena seeking the same information. The Company is cooperating fully with the Attorney General's investigation. The investigation, however, is ongoing and the Company is unable to predict the investigation's outcome.

Management continues to believe that the resolution of these lawsuits or claims will not have a material adverse impact on the Company's consolidated financial position.

The Company cannot predict at this time the effect that any current or future regulatory activity, investigations or litigation will have on its business. Given the current regulatory environment and the number of its subsidiaries operating in local markets throughout the country, it is possible that the Company will become subject to further governmental inquiries and subpoenas and have lawsuits filed against it. The Company's ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2008.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NFP's shares of common stock have been traded on the NYSE under the symbol "NFP" since NFP's initial public offering in September 2003. Prior to that time, there was no public market for NFP's common stock.

On January 31, 2009, the last reported sales price of the common stock was $2.57 per share, as reported on the NYSE. As of January 31, 2009, there were 579 common stockholders of record. These figures do not include stockholders with shares held under beneficial ownership in nominee name, which are estimated to be in excess of 6,577.

The following table sets forth the high and low intraday prices of NFP's common stock for the periods indicated as reported on the NYSE:

2007	High	Low	Dividends
First Quarter	$50.90	$44.89	$0.18
Second Quarter	$49.00	$42.00	$0.18
Third Quarter	$55.41	$45.48	$0.18
Fourth Quarter	$56.75	$42.82	$0.21

2008	High	Low	Dividends
First Quarter	$45.48	$16.87	$0.21
Second Quarter	$28.25	$19.75	$0.21
Third Quarter	$28.99	$12.50	$0.21
Fourth Quarter	$15.79	$ 0.81	$—

In light of the financial environment, NFP's Board of Directors suspended NFP's quarterly cash dividend on November 5, 2008. The declaration and payment of future dividends to holders of its common stock will be at the discretion of NFP's Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors as the Board of Directors deems relevant.

The information set forth under the caption "Equity Compensation Plan Information" in NFP's definitive proxy statement for its 2009 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

On January 17, 2007, in connection with a secondary public offering by certain of the Company's stockholders of approximately 1.9 million shares of common stock, stock options for 349,455 shares were exercised resulting in cash proceeds to the Company of $3.8 million.

On February 5, 2008, NFP's Board of Directors authorized the repurchase of up to $45.0 million of NFP common stock in the open market, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors, including capital availability, acquisition pipeline, share price and market conditions. As of December 31, 2008, NFP repurchased 994,500 shares at an average cost of $24.75 per share. On November 5, 2008, NFP's Board of Directors directed management to suspend repurchasing additional shares under the current share repurchase authorization. In light of the current financial environment, the Company does not currently anticipate repurchasing additional shares under the current share repurchase authorization.

Recent Sales of Unregistered Securities

Since January 1, 2008 and through December 31, 2008, NFP has issued the following securities:

NFP has issued 669,471 shares of its common stock with a value of approximately $18.5 million to principals in connection with the acquisition of firms. NFP has also issued 647,554 shares of NFP common stock to principals of its firms with a value of approximately $19.9 million in connection with ongoing incentive plans, contingent consideration and other.

The issuances of common stock described above were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for transactions by an issuer not involving a public offering. The Company did not offer or sell the securities by any form of general solicitation or general advertising, informed each purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to "accredited investors" within the meaning of Rule 501 of Regulation D and a limited number of sophisticated investors, each of whom the Company believes has the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities and had access to the kind of information registration would provide.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans(k)	Maximum Number of Shares that May Yet Be Purchased under the Plans(k)
January 1, 2008–January 31, 2008	1,916(a)	$45.61	—	$ —
February 1, 2008–February 29, 2008	210,462(b)	28.15	208,400	39,131,936
March 1, 2008–March 31, 2008	136,032(c)	27.35	125,000	35,671,723
April 1, 2008–April 30, 2008	80,364(d)	25.56	72,700	33,826,371
May 1, 2008–May 31, 2008	268,500(e)	24.10	268,500	27,354,971
June 1, 2008–June 30, 2008	198,161(f)	22.90	186,800	23,078,973
July 1, 2008–July 31, 2008	9,822(g)	21.36	—	—
August 1, 2008–August 31, 2008	133,100(h)	20.22	133,100	20,387,827
September 1, 2008–September 30, 2008	1,800(i)	19.72	—	—
October 1, 2008–October 31, 2008	—	—	—	—
November 1, 2008–November 30, 2008	4,001(j)	6.42	—	—
December 1, 2008–December 31, 2008	—	—	—	—
Total	1,044,158	$24.67	994,500	$20,387,827

a) 1,916 shares were reacquired by NFP relating to the satisfaction of an amount due from principal or certain entities owned. No gain or loss was recorded on this transaction.

b) 2,062 shares were reacquired by NFP relating to sale of certain assets of a firm and 208,400 shares were reacquired relating to NFP's share repurchase authorization.

c) 11,032 shares were reacquired relating to the sale of certain assets of a subsidiary and 125,000 shares were reacquired relating to NFP's share repurchase authorization.

d) 7,664 shares were reacquired relating to the satisfaction of a promissory note. No gain or loss was recorded on this transaction. 72,700 shares were reacquired relating to NFP's share authorization.

e) 268,500 shares were reacquired relating to NFP's share repurchase authorization.

f) 11,361 shares were reacquired relating to the partial satisfaction of a promissory note. No gain or loss was recorded on this transaction. 186,800 shares were reacquired relating to NFP's share repurchase authorization.

g) 5,925 shares were reacquired relating to the satisfaction of a promissory note. No gain or loss was recorded on this transaction. 3,897 shares were reacquired relating to the sale of certain assets of a subsidiary.

h) 133,100 shares were reacquired relating to NFP's share repurchase authorization.

i) 1,800 shares were reacquired relating to the partial satisfaction of a promissory note. No gain or loss was recorded on this transaction.

j) 4,001 shares were reacquired relating to an agreement with a former principal. A gain of less than $0.1 million was recorded on this transaction.

k) On February 5, 2008, NFP's Board of Directors authorized the repurchase of up to $45.0 million of NFP's common stock in the open market, at times and in such amounts as management deems appropriate. On November 5, 2008, NFP's Board of Directors directed management to suspend repurchasing additional shares under the current share repurchase authorization.

Item 6. Selected Financial Data

You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the related notes included elsewhere in this report. The Company derived the following selected financial information (excluding Other Data) as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 from the Company's audited consolidated financial statements and the related notes included elsewhere in this report. The Company derived the selected financial information (excluding Other Data) as of December 31, 2006, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 from the Company's audited consolidated financial statements and the related notes not included in this report.

Although NFP was founded in August 1998, the Company commenced operations on January 1, 1999. In each year since the Company commenced operations, the Company has completed a significant number of acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions." As a result of the Company's acquisitions, the results in the periods shown below may not be directly comparable.

	For the years ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Revenue:					
Commissions and fees	$1,150,387	$1,194,294	$1,077,113	$891,446	$639,472
Cost of services(a):					
Commissions and fees	362,868	386,460	348,062	247,810	163,781
Operating expenses(1)	408,968	371,610	311,872	259,859	190,192
Management fees(2)	170,683	211,825	217,934	208,613	145,073
Total cost of services (excludes items shown separately below)	942,519	969,895	877,868	716,282	499,046
Gross margin	207,868	224,399	199,245	175,164	140,426
Corporate and other expenses:					
General and administrative(a)	64,189	58,495	51,274	45,763	36,849
Amortization	39,194	34,303	27,984	23,709	19,550
Impairment of goodwill and intangible assets	41,257	7,877	10,745	8,057	4,791
Depreciation	13,371	11,010	9,136	7,815	6,658
Management agreement buyout	—	13,046	—	—	—
(Gain) loss on sale of businesses	(7,663)	(1,864)	34	(6,298)	(145)
Total corporate and other expenses	150,348	122,867	99,173	79,046	67,703
Income from operations	57,520	101,532	100,072	96,118	72,723
Interest and other income	6,176	9,651	8,295	6,426	2,166
Interest and other expense	(11,867)	(10,529)	(7,006)	(5,531)	(2,782)
Net interest and other	(5,691)	(878)	1,289	895	(616)
Income before income taxes	51,829	100,654	101,361	97,013	72,107
Income tax expense	36,993	46,422	43,783	40,831	31,965
Net income	$ 14,836	$ 54,232	$ 57,578	$ 56,182	$ 40,142
Earnings per share—basic	$ 0.38	$ 1.42	$ 1.52	$ 1.57	$ 1.19
Earnings per share—diluted	$ 0.36	$ 1.35	$ 1.43	$ 1.48	$ 1.10
Weighted average shares outstanding—basic	39,543	38,119	37,850	35,679	33,688
Weighted average shares outstanding—diluted	40,933	40,254	40,344	38,036	36,640
Dividends declared per common share	$ 0.63	$ 0.75	$ 0.63	$ 0.51	$ 0.42

(1) Excludes Amortization and Depreciation which are shown separately under corporate and other expenses.
(2) Excludes Management agreement buyout which is shown separately under corporate and other expenses.

	As of December 31,				
	2008	2007	2006	2005	2004
			(in thousands)		
Statement of Financial Condition Data:					
Cash and cash equivalents	$ 48,621	$ 114,182	$ 98,206	$ 105,761	$ 83,103
Intangibles, net	462,123	475,149	390,252	340,969	273,207
Goodwill, net	635,693	610,499	466,391	357,353	281,212
Total assets	1,543,285	1,560,080	1,237,044	1,046,638	826,460
Borrowings(b)	378,000	356,000	83,000	40,000	—
Total stockholders' equity	$ 788,169	$ -763,167	$ 774,872	$ 659,685	$546,272

	For the years ended December 31,				
	2008	2007	2006	2005	2004
Other Data (unaudited):					
Internal revenue growth(c)	-8.7%	0.3%	5%	22%	16%
Internal net revenue growth(d)	-6.9%	2.6%	1%	17%	16%
Total NFP-owned firms (at period end)	181	184	176	160	144
Ratio of earnings to combined fixed charges	3.72x	7.66x	10.11x	12.19x	16.95x

a) Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" and SEC Staff Accounting Bulletin No. 107 (collectively "SFAS 123R") which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, "Statement of Cash Flows." The Company adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, has not restated prior year amounts. Under the transition method, compensation expense for 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of, January 1, 2003, the date of the Company's adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis. The Company evaluated the need to record a cumulative effect adjustment related to estimated forfeitures for unvested previously issued awards and the impact was not deemed to be material. NFP measured the fair value for stock options using the Black-Scholes valuation model under SFAS 123 and continued to use this model under SFAS 123R in 2006.

As a result of adopting SFAS 123R NFP recorded, for firm employees, principals and firm activities, a charge to cost of services of $5.8 million for 2008 and $5.2 million for 2007. NFP recorded $6.8 million of such expense for 2008 and $7.7 million for 2007, in corporate and other expenses—general and administrative. Previously all stock-based compensation was included in general and administrative expense as a component of corporate and other expenses. Total stock-based compensation for 2008 was $12.6 million. Total stock-based compensation of $12.9 million in 2007, $9.2 million in 2006, $4.5 million in 2005, and $1.4 million in 2004 is included in corporate and other expenses—general and administrative to conform to the current period presentation.

b) NFP's borrowings consist of $230 million of convertible senior notes that are due by February 1, 2012 and amounts drawn under a bank line that is structured as a revolving credit facility and due on August 22, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings."

c) As a measure of financial performance, NFP calculates the internal growth rate of the revenue of the Company's firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. NFP includes firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by NFP unless a firm has internally consolidated with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that internally consolidate, the combined firm is excluded from the calculation from the time of the internal consolidation until the first fiscal quarter that begins one year after acquisition by the Company of the most recently acquired firm participating in the internal consolidation. However, if both firms involved in an internal consolidation are included in the internal growth rate calculation at the time of the internal consolidation, the combined firm continues to be included in the calculation after the internal consolidation. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see "Business—Acquisition Strategy—Sub-Acquisitions." With respect to dispositions, NFP includes these firms up to the time of disposition and excludes these firms for all periods after the disposition. The calculation is adjusted for intercompany transactions for all periods after December 31, 2005. Management believes that the intercompany adjustments made to the internal revenue growth rate for periods after December 31, 2005 does not significantly impact its comparability with prior year periods.

d) The growth of revenue less commissions and fees as a component of cost of services of firms included in the Internal revenue growth calculation, as defined above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Forward-Looking Statements" included elsewhere in this report.

Executive Overview

The Company is a leading independent distributor of financial services products primarily to high net worth individuals and entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, NFP has grown internally and through acquisitions and, as of December 31, 2008, operates a national distribution network with over 175 owned firms. The Company acquired 19, 25 and 23 firms in 2008, 2007 and 2006, respectively. As a result of new acquisitions and the growth of previously acquired firms, revenue has grown from $639.5 million in 2004 to nearly $1.2 billion in 2008, a compound annual growth rate of over 15.8%.

The Company's firms earn revenue that consists primarily of commissions and fees earned from the sale of financial products and services to their clients. The Company's firms also incur commissions and fees expense and operating expense in the course of earning revenue. NFP pays management fees to non-employee principals of its firms and/or certain entities they own based on the financial performance of each respective firm. The Company refers to revenue earned by the Company's firms less the expenses of its firms, including management fees, as gross margin. The Company excludes amortization and depreciation from gross margin. These amounts are separately disclosed as part of Corporate and other expenses. Management uses gross margin as a measure of the performance of the firms that the Company has acquired. Through acquisitions and internal growth, gross margin has grown from $140.4 million in 2004 to $207.9 million in 2008.

The Company's gross margin is offset by expenses that it incurs at the corporate level, including corporate and other expenses. Corporate and other expenses have grown from $67.7 million in 2004 to $150.4 million in 2008. Corporate and other expenses include general and administrative expenses, which are the operating expenses of NFP's corporate headquarters and a portion of stock-based compensation. General and administrative expenses have grown from $36.8 million in 2004 to $64.2 million in 2008. General and administrative expenses as a percent of revenue decreased from 5.8% in 2004 to 5.6% in 2008. Included in corporate and other expenses in 2007 was the expense incurred due to the buyout of a management agreement in connection with the acquisition of a management company from its former manager for cash, NFP stock and other consideration totaling $13.0 million in 2007. During the fourth quarter of 2008, the Company recognized an impairment charge of $31.0 million resulting in a year to date impairment charge of $41.3 million. This represented a 422.8% increase from impairments of $7.9 million in the prior year to date period. This fourth quarter 2008 amount represented over 75.1% of the impairment expense for the year. The increase in the fourth quarter impairment charge was a result of the completion of the Company's most recent evaluation for impairment. To reflect recent market conditions, the risk adjusted discount rate used as part of this evaluation for impairment was increased. Additionally, the Company adjusted its projected future cash flow estimates for certain of its firm subsidiaries in the context of their historical performance, and the effect of the recent economic conditions on their future long term projections. As a result of these changes in conditions and assumptions, the Company recognized an additional charge of $28.8 million in the quarter as compared to the prior year corresponding period.

Many external factors affect the Company's revenue and profitability, including economic and market conditions, legislative and regulatory developments and competition. Because many of these factors are unpredictable and generally beyond the Company's control, the Company's revenue and earnings will fluctuate from year to year and quarter to quarter. The Company's revenue and net income, particularly in the second half of 2005 and early 2006, benefited from strong sales of financed life insurance products. Management believes that sales of financed life insurance products diminished in the second half of 2006 and this trend continued through 2007. In 2008, the decline in gross margin reflected the challenging economic environment which worsened in the second half of 2008. The Company experienced continued declines in its life insurance revenue in 2008 which led to the overall decline in revenue and margins and offset gains in gross margin through the first half of 2008.

The recent disruption in the global credit markets and the deterioration of the financial markets generally has created increasingly difficult conditions for companies in the financial services industry. Continued volatility and a recessionary environment may reduce the demand for the Company's services or the products the Company distributes and could negatively affect the Company's results of operations and financial condition. The potential for a significant insurer to fail or withdraw from writing certain insurance coverages the Company offers its customers could negatively impact overall capacity in the industry, which in turn could have the effect of reduced placement of certain lines and types of insurance and reduced revenue and profitability for the Company. In addition, the deterioration in the economy that occurred in fourth quarter 2008 could adversely impact NFP in 2009.

In light of the current financial environment, NFP has taken certain steps to streamline operations and conserve available cash. On November 3, 2008, NFP reduced headcount at its New York-based corporate headquarters. The headcount reductions resulted in severance charges of approximately $1.4 million in the fourth quarter of 2008. A small portion of the terminated positions will be replaced at the Company's Austin, Texas-based facility. The Company continues to explore further expense reductions. Additionally, with the exception of certain sub-acquisitions, NFP does not anticipate completing acquisitions until market conditions and financial results stabilize nor does it anticipate repurchasing additional shares under its current share repurchase authorization. On November 5, 2008, NFP's Board of Directors also suspended NFP's quarterly cash dividend.

Acquisitions

While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash. NFP will continue to reassess the market and economic environment. Under NFP's typical acquisition structure, NFP acquires 100% of the equity of businesses that distribute financial services products on terms that are relatively standard across its acquisitions. To determine the acquisition price, NFP's management first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, management generally defines operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business's owners or individuals who subsequently become principals. Management refers to this estimated annual operating cash flow as "target earnings." Typically, the acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, which management refers to as "base earnings." Under certain circumstances, NFP has paid multiples in excess of six times based on the unique attributes of the transaction that justify the higher value. Base earnings averaged 52% of target earnings for all firms owned at December 31, 2008. In determining base earnings, management focuses on the recurring revenue of the business. Recurring revenue refers to revenue from sales previously made (such as renewal commissions on insurance products, commissions and administrative fees for ongoing benefit plans and mutual fund trail commissions) and fees for assets under management.

NFP enters into a management agreement with principals and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of:

- all future earnings of the acquired business in excess of the base earnings up to target earnings; and
- a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

NFP retains a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year NFP is entitled to receive base earnings together with the prior years' shortfall before any management fees are paid. In certain recent transactions involving large institutional sellers, NFP has provided minimum guaranteed compensation to certain former employees of the seller who became principals of the acquired business.

Additional purchase consideration is often paid to the former owners based on satisfying specified internal growth thresholds over the three-year period following the acquisition.

Sub-acquisitions

A sub-acquisition involves the acquisition by one of the Company's firms of a business that is generally too small to qualify for a direct acquisition by NFP or where the individual running the business wishes to exit immediately or soon after the acquisition, prefers to partner with an existing principal or does not wish to become a principal. The acquisition multiple paid for sub-acquisitions is typically lower than the multiple paid for a direct acquisition by NFP.

Substantially all of the Company's acquisitions have been paid for with a combination of cash and NFP common stock, valued at its then fair market value at the time of acquisition. NFP requires its principals to take at least 30% of the total acquisition price in NFP common stock. However, in transactions involving institutional sellers, the purchase price typically consists of substantially all cash. Through December 31, 2008, principals have taken on average approximately 34% of the total acquisition price in NFP common stock. The following table shows acquisition activity (including sub-acquisitions) in the following periods:

	For the years ended December 31,		
	2008	2007	2006
	(in thousands, except number of acquisitions closed)		
Number of acquisitions closed	19	25	23
Consideration:			
Cash	$48,474	$192,106	$ 97,351
Common stock	18,458	39,335	47,559
Other(a)	4,096	1,078	470
	$71,028	$232,519	$145,380

(a) Represents capitalized costs of the acquisitions.

Although management believes that NFP will continue to have opportunities to complete a similar number of acquisitions once market conditions stabilize, there can be no assurance that NFP will be successful in identifying and completing acquisitions: See "Risk Factors—The Company may be unsuccessful in acquiring suitable acquisition candidates, which could adversely affect the Company's growth." Any change in the Company's financial condition or in the environment of the markets in which the Company operates could impact its ability to source and complete acquisitions.

Revenue

The Company generates revenue primarily from the following sources:

- ***Corporate and executive benefits commissions and fees.*** The Company's firms earn commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with the firm. The Company's firms also earn fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans. Incidental to the corporate and executive benefits services provided to their customers, some of the Company's firms offer property and casualty insurance brokerage and advisory services. The Company believes that these services complement the corporate and executive benefits services provided to the Company's clients. In connection with these services, the Company earns commissions and fees.

- ***Life insurance commissions and estate planning fees.*** Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months' premium on the policy and earned in the year that the policy is originated. In many cases, the Company's firms receive renewal commissions for a period following the first year. Some of the Company's firms receive fees for the settlement of life insurance policies. These fees are generally based on a percentage of the settlement proceeds. The Company's firms also earn fees for developing estate plans. Revenue from life insurance activities also includes amounts received by the Company's life brokerage entities, including its life settlements brokerage entities, that assists non-affiliated producers with the placement and sale of life insurance.

- ***Financial planning and investment advisory fees and securities commissions.*** The Company's firms earn commissions related to the sale of securities and certain investment-related insurance products, as well as fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In a few cases, incentive fees are earned based on the performance of the assets under management. Some of the Company's firms charge flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation.

Some of the Company's firms also earn additional compensation in the form of incentive and marketing support revenue from manufacturers of financial services products, based on the volume, persistency and profitability of business generated by the Company from these three sources. Incentive and marketing support revenue is recognized at the earlier of notification of a payment or when a payment is received, unless there exists historical data or other information which enable management to reasonably estimate the amount earned during the period. These forms of payments are earned both with respect to sales by the Company's owned firms and sales by NFP's affiliated third-party distributors.

NFPSI, NFP's registered broker-dealer and investment adviser, also earns commissions and fees on the transactions effected through it. Most principals of the Company's firms, as well as many of its affiliated third-party distributors, conduct securities or investment advisory business through NFPSI.

Although NFP's operating history is limited, historically a significant number of its firms earn approximately 65% to 70% of their revenue in the first three quarters of the year and approximately 30% to 35% of their revenue in the fourth quarter. In 2008, the Company earned approximately 26% of its revenue during the fourth quarter and the Company believes that a worsening economic environment punctuated by a widespread deterioration in credit and liquidity, investment losses and a reduction in consumer confidence may result in a change in this pattern for 2009.

Expenses

The following table sets forth certain expenses as a percentage of revenue for the periods indicated:

	For the years ended December 31,		
	2008	2007	2006
Revenue	100.0%	100.0%	100.0%
Cost of services:			
Commissions and fees	31.5%	32.4%	32.3%
Operating expenses(1)	35.6	31.1	29.0
Management fees(2)	14.8	17.7	20.2
Total cost of services (excludes items shown separately below)	81.9%	81.2%	81.5%
Gross margin	18.1%	18.8%	18.5%
Corporate and other expenses:			
General and administrative	5.6%	4.9%	4.8%
Amortization	3.4	2.9	2.6
Depreciation	1.2	0.9	0.8
Impairment of goodwill and intangible assets	3.6	0.7	1.0
Management agreement buyout	—	1.1	—
(Gain) loss on sale of businesses	(0.7)	(0.2)	—
Total corporate and other expenses	13.1%	10.3%	9.2%

(1) Excludes amortization and depreciation which are shown separately under Corporate and other expenses.
(2) Excludes management agreement buyout which is shown separately under Corporate and other expenses.

Cost of services

Commissions and fees. Commissions and fees are typically paid to third-party producers, who are producers that are affiliated with the Company's firms. Commissions and fees are also paid to non-affiliated producers who utilize the services of one or more of the Company's life brokerage entities including the Company's life settlements brokerage entities. Commissions and fees are also paid to non-affiliated producers who provide referrals and specific product expertise to NFP firms. When business is generated solely by a principal, no commission expense is incurred because principals are only paid from a share of the cash flow of the acquired firm through management fees. However, when income is generated by a third-party producer, the producer is generally paid a portion of the commission income, which is reflected as commission expense of the acquired firm. Rather than collecting the full commission and remitting a portion to a third-party producer, a firm may include the third-party producer on the policy application submitted to a carrier. The carrier will, in these instances, directly pay each named producer their respective share of the commissions and fees earned. When this occurs the firm will record only the commissions and fees it receives directly as revenue and have no commission expense. As a result, the NFP firm will have lower revenue and commission expense and a higher gross margin percentage. Gross margin dollars will be the same. The transactions in which a NFP firm is listed as the sole producer and pays commissions to a third-party producer, versus transactions in which the carrier pays each producer directly, will cause NFP's gross margin percentage to fluctuate without affecting gross margin dollars or earnings. In addition, NFPSI pays commissions to the Company's affiliated third-party distributors who transact business through NFPSI.

Operating expenses. The Company's firms incur operating expenses related to maintaining individual offices, including compensating producing and non-producing staff. Firm operating expenses also include the expenses of NFPSI and NFPISI, two subsidiaries that serve the Company's acquired firms and through which the Company's acquired firms and its third-party distributors who are members of its marketing organizations access insurance and financial services products and manufacturers. With the adoption of SFAS 123R the Company now records share-based payments related to firm employees and firm activities to operating expenses as a component of Cost of services. Previously all share-based expense components for year end periods prior to December 31, 2006 were recorded under Corporate and other expenses—general and administrative expense.

Management fees. NFP pays management fees to the principals of its firms and/or certain entities they own based on the financial performance of the firms they manage. NFP typically pays a portion of the management fees monthly in advance. Once NFP receives cumulative preferred earnings (base earnings) from a firm, the principals and/or entity the principals own will earn management fees equal to earnings above base earnings and up to target earnings. An additional management fee is paid in respect of earnings in excess of target earnings based on the ratio of base earnings to target earnings. For example, if base earnings equal 40% of target earnings, NFP receives 40% of earnings in excess of target earnings and the principals and/or the entities they own receive 60%. A majority of the Company's acquisitions have been completed with a ratio of base earnings to target earnings of 50%. Management fees also include an accrual for certain performance-based incentive amounts payable under NFP's ongoing incentive plan. Incentive amounts have historically been paid in a combination of cash and NFP common stock. In addition to the incentive award, NFP pays an additional cash incentive equal to 50% of the incentive award elected to be received in NFP common stock. This election is made subsequent to the completion of the incentive period. For firms that began their incentive period prior to January 1, 2005, the principals could elect from 0% to 100% to be paid in NFP common stock. No accrual is made for these additional cash incentives until the related election is made. However, for firms beginning their incentive period on or after January 1, 2005 (with the exception of Highland firms, which completed this initial incentive period in 2008), the principal is required to take a minimum of 30% (maximum 50%) of the incentive award in NFP common stock. The Company accrues on a current basis for these firms the additional cash incentive (50% of the stock portion of the award based upon the principal's election) on the minimum percentage required to be received in NFP stock. Effective December 31, 2008, NFP has elected to pay all incentive awards under this plan in cash.

Management fees are reduced by amounts paid by the principals and/or certain entities they own under the terms of the management agreement for capital expenditures, including sub-acquisitions, in excess of $50,000. These amounts may be paid in full or over a mutually agreeable period of time and are recorded as a "deferred reduction in management fees." Amounts recorded as a deferred reduction in management fees are amortized as a reduction in management fee expense generally over the useful life of the asset. The ratio of management fees to gross margin before management fees is dependent on the percentage of total earnings of the Company's firms capitalized by the Company, the performance of the Company's firms relative to base earnings and target earnings, the growth of earnings of the Company's firms in the periods after their first three years following acquisition and the earnings of NFPISI, NFPSI and a small number of firms without a principal, from which no management fees are paid. Due to NFP's cumulative preferred position, if a firm produces earnings below target earnings in a given year, NFP's share of the firm's total earnings would be higher for that year. If a firm produces earnings at or above target earnings, NFP's share of the firm's total earnings would be equal to the percentage of the earnings capitalized by NFP in the initial transaction, less any percentage due to additional management fees earned under ongoing incentive plans. With the adoption of SFAS 123R, effective January 1, 2006, the Company records share-based payments related to principals in management fees which are included as a component of cost of services. Previously, all shared-based expense components for year end periods prior to December 31, 2006 were recorded under Corporate and other expenses—general and administrative expense.

The following table summarizes the results of operations of NFP's firms for the periods presented and uses non-GAAP measures. Gross margin before management fees represents the profitability of the Company's business before principals receive participation in the earnings. Gross margin before management fees as a percentage of revenue represents the base profitability of the Company divided by the revenue of the Company's business. Whether or not a principal participates in the earnings of a firm is dependent on the specific characteristics and performance of that firm. Management fees, as a percentage of gross margin before management fees represents the percentage of earnings that is not retained by the Company as profit, but is paid out to principals.

The Company uses gross margin before management fees and gross margin before management fees as a percentage of revenue to evaluate how the Company's business is performing before giving consideration to a principal's participation in their firm's earnings. This measure is the one in which the principal is compensated for their direct operating authority and control and on which the Company measures the principal's performance. Management fees, as a percentage of gross margin before management fees is a measure that management uses to evaluate how much of the Company's margin and margin growth is being shared with principals. This management fee percentage is a variable, not a fixed, ratio. Management fees, as a percentage of gross margin before management fees will fluctuate based upon the aggregate mix of earnings performance by individual firms. It is based on the percentage of the Company's earnings that are capitalized at the time of acquisition, the performance relative to NFP's preferred position in the earnings and the growth of the individual firms and in the aggregate (for further discussion on the Acquisition Model and management fee structure, see "Business—Acquisition Strategy—Acquisition Model"). Management fees may be higher during periods of strong growth due to the increase in incentive accruals. Higher incentive accruals will generally be accompanied by higher firm earnings. Where firm earnings decrease, management fees and management fee percentage may be lower as incentive accruals are either reduced or eliminated. Further, since NFP retains a cumulative preferred interest in firm earnings ("base earnings") the relative percentage of management fees decreases as firm earnings decline. For firms that do not achieve base earnings, principals earn no management fee. Thus, a principal earns more management fees only when firm earnings grow and, conversely, principals earn less should earnings decline. This structure provides the Company with protection against earnings shortfalls through reduced management fee expense. In this manner the interests of both principals and shareholders remain aligned.

Management uses these non-GAAP measures to evaluate the performance of its firms and the results of the Company's model. This cannot be effectively illustrated using the corresponding GAAP measures as management fees would be included in these GAAP measures and produce a less meaningful measure for this evaluation. On a firm specific basis the Company uses these measures to help the Company determine where to allocate corporate and other resources to assist firm principals to develop additional sources of revenue and improve their earnings performance. The Company may assist these firms in cross selling, providing new products or services, technology improvements, providing capital for sub-acquisitions or coordinating internal mergers. On a macro level the Company uses these measurements to help it evaluate broad performance of products and services which, in turn, helps shape the Company's acquisition policy. In recent years the Company has emphasized acquiring businesses with a higher level of recurring revenue, such as benefits businesses, and those which expand its platform capabilities. The Company also may use these measures to help it assess the level of economic ownership to retain in new acquisitions or existing firms. Finally, the Company uses these measures to monitor the effectiveness of its ongoing incentive plan.

Management fees were 45.1% of gross margin before management fees in 2008 compared with 48.6% in 2007 and 52.2% in 2006. In 2008, as gross margin before management fees as a percentage of revenue has declined, the principals' percentage participation in these earnings has also declined. In 2007, although gross margin before management fees increased, the management fee expense did not keep pace as the Company had increased its retained interest in more recent acquisitions and had a greater share of its earnings contributed by NFPSI and NFPISI for which no management fee expense is incurred.

	For the years ended December 31,		
	2008	2007	2006
		(in thousands)	
Revenue:			
Commissions and fees	$1,150,387	$1,194,294	$1,077,113
Cost of services:			
Commissions and fees(1)	362,868	386,460	348,062
Operating expenses(2)	408,968	371,610	311,872
Gross margin before management fees	378,551	436,224	417,179
Management fees	170,683	211,825	217,934
Gross margin	$ 207,868	$ 224,399	$ 199,245
Gross margin as a percentage of revenue	18.1%	18.8%	18.5%
Gross margin before management fees as percentage of revenue	32.9%	36.5%	38.7%
Management fees, as a percentage of gross margin before management fees	45.1%	48.6%	52.2%

(1) Excludes amortization and depreciation which are shown separately under Corporate and other expenses.

(2) Excludes management agreement buyout which is shown separately under Corporate and other expenses.

Corporate and other expenses

General and administrative. At the corporate level, the Company incurs general and administrative expense related to the acquisition and administration of its firms. General and administrative expense includes both cash and stock-based compensation, occupancy, professional fees, travel and entertainment, technology, telecommunication, advertising and marketing, internal audit and certain corporate compliance costs. Prior to the adoption of SFAS 123R on January 1, 2006, all stock-based compensation was included in general and administrative expense. Effective January 1, 2006, all stock-based compensation related to firm employees, principals or firm activities has been included in cost of services. Total stock-based compensation was $12.6 million, $12.9 million and $9.2 million in 2008, 2007, and 2006 respectively. Stock-based compensation included in corporate and other expenses-general and administrative was $6.8 million, $7.7 million, and $6.0 million in 2008, 2007 and 2006, respectively.

Amortization. The Company incurs amortization expense related to the amortization of certain identifiable intangible assets.

Depreciation. The Company incurs depreciation expense related to capital assets, such as investments in technology, office furniture and equipment as well as amortization for its leasehold improvements. Depreciation expense related to the Company's firms as well as NFP's corporate office is recorded within this line item.

Impairment of goodwill and intangible assets. The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively.

In accordance with SFAS 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company generally performs its recoverability test on a quarterly basis for each of its acquired firms that has experienced a significant deterioration in its business indicated principally by an inability to produce base earnings for a period of time. Management believes this is an appropriate time period to evaluate firm performance. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset and by the eventual disposition of the asset. If the estimated undiscounted cash flows are less than the carrying amount of the underlying asset, an impairment may exist. The Company measures impairments on identifiable intangible assets subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flows are less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

In accordance with SFAS 142, goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis. In connection with its quarterly evaluation, management proactively looks for indicators of impairment. Indicators at the Company level include but are not limited to: sustained operating losses or a trend of poor operating performance, loss of key personnel, a decrease in NFP's market capitalization below its book value, and an expectation that a reporting unit will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If an impairment is identified, the Company measures and records the amount of impairment loss.

A two-step impairment test is performed on goodwill. In the first step, the Company compared the fair value of each reporting unit to its carrying value. The Company determined the fair value of its reporting units using a discounted cash flow approach. Under this approach, management used certain assumptions in its discounted cash flow analysis to determine the asset's fair value. These assumptions include but are not limited to: a risk adjusted rate that is commensurate with the risk associated with the underlying cash flows, the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management's expectations of future cash flow expectations based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

Management agreement buyout. From time to time, NFP may seek to acquire an additional economic interest in one of its existing firms through the acquisition of a principals' ownership interest in a management company which has been contracted by NFP to manage and operate one of its wholly-owned subsidiaries. The acquisition of this ownership interest will be treated for accounting purposes as the settlement of an executory contract in a business combination between parties with a preexisting relationship and expensed as part of corporate and other expenses.

(Gain) loss on sale of businesses. From time to time, NFP has disposed of acquired firms or certain assets of acquired firms. In these dispositions, NFP may realize a gain or loss on the sale of acquired firms or certain assets of acquired firms.

Results of Operations

In 2008, revenue declined $43.9 million, or 3.7%, largely due to the decline in life insurance revenue as well as due to the challenging economic and market environment. The Company achieved revenue growth of 11% and 21% in the years ended December 31, 2007 and 2006, respectively. This growth was driven, in 2007 and 2006, primarily by the Company's acquisitions and in previous years through a combination of acquisitions and internal growth in the revenue of its acquired firms, augmented by the growth of NFPISI and NFPSI. In 2008, the Company's firms had an internal revenue growth rate decline of 9%. In 2007 and 2006, the Company's firms had an internal revenue growth rate of 1% and 5%, respectively.

As a measure of financial performance, NFP calculates the internal growth rate of the revenue of the Company's firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. NFP includes firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by the Company unless a firm has internally consolidated with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that internally consolidate, the combined firm is excluded from the calculation from the time of the internal consolidation until the first fiscal quarter that begins one year after acquisition by NFP of the most recently acquired firm participating in the internal consolidation. However, if both firms involved in an internal consolidation are included in the internal growth rate calculation at the time of the internal consolidation, the combined firm continues to be included in the calculation after the internal consolidation. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see "Business—Acquisition Strategy—Sub-Acquisitions." With respect to dispositions, NFP includes these firms up to the time of disposition and excludes these firms for all periods after the disposition. The calculation is adjusted for intercompany transactions for all periods after December 31, 2005. Management believes that the intercompany adjustments made to the internal revenue growth rate for periods after December 31, 2005 does not significantly impact its comparability with prior year periods.

Management also monitors acquired firm revenue, commissions and fees expense and operating expense from new acquisitions as compared with existing firms. For this purpose, a firm is considered to be a new acquisition for the twelve months following the acquisition. After the first twelve months, a firm is considered to be an existing firm. Within any reported period, a firm may be considered to be a new acquisition for part of the period and an existing firm for the remainder of the period. Additionally, NFPSI and NFPISI are considered to be existing firms but are not included in the internal growth rate figures cited above. A sub-acquisition involves the acquisition by one of the Company's firms of a business that is too small to qualify for a direct acquisition by NFP, where the individual running the business wishes to exit immediately or soon after the acquisition, prefers to partner with an existing principal, or does not wish to become a principal. The acquisition multiple paid for sub-acquisitions is typically lower than the multiple paid for a direct acquisition by NFP. Sub-acquisitions that do not separately report their results are considered to be part of the firm making the acquisition, and the results of firms disposed of are included in the calculations. The results of operations discussions set forth below include analysis of the relevant line items on this basis.

Year ended December 31, 2008 compared with the year ended December 31, 2007

The following table provides a comparison of the Company's revenue and expenses for the periods presented.

	For the years ended December 31,			
	2008	2007	$ Change	% Change
	(Dollars, in millions)			
Statement of Income Data:				
Revenue:				
Commissions and fees	$1,150.4	$1,194.3	$(43.9)	(3.7)%
Cost of services:				
Commissions and fees	362.9	386.5	(23.6)	(6.1)
Operating expenses(1)	409.0	371.6	37.4	10.1
Management fees(2)	170.6	211.8	(41.2)	(19.5)
Total cost of services (excludes items shown separately below)	942.5	969.9	(27.4)	(2.8)
Gross margin	207.9	224.4	(16.5)	(7.4)
Corporate and other expenses:				
General and administrative	64.2	58.6	5.6	9.6
Amortization	39.2	34.3	4.9	14.3
Depreciation	13.4	11.0	2.4	21.8
Impairment of goodwill and intangible assets	41.3	7.9	33.4	422.8
Management agreement buyout	—	13.0	(13.0)	(100.0)
Gain on sale of businesses	(7.7)	(1.9)	(5.8)	305.3
Total corporate and other expenses	150.4	122.9	27.5	22.4
Income from operations	57.5	101.5	(44.0)	(43.3)
Interest and other income	6.2	9.7	(3.5)	(36.1)
Interest and other expense	(11.9)	(10.6)	(1.3)	12.3
Net interest and other	(5.7)	(0.9)	(4.8)	533.3
Income before income taxes	51.8	100.6	(48.8)	(48.5)
Income tax expense	37.0	46.4	(9.4)	(20.3)
Net income	$ 14.8	$ 54.2	$(39.4)	(72.7)%

(1) Excludes amortization and depreciation which are shown separately under corporate and other expenses.
(2) Excludes management agreement buyout which is shown separately under corporate and other expenses.

Summary

Net income. Net income decreased $39.4 million, or 72.7%, to $14.8 million in 2008 compared with $54.2 million in 2007. Net income as a percentage of revenue was 1.3% for the year ended December 31, 2008 compared with 4.5% for the year ended December 31, 2007. The decrease in net income was mainly due to an increase in the level of impairments of goodwill and intangible assets from $7.9 million in 2007 to $41.3 million in 2008. In addition, gross margin declined and corporate and other expenses and net interest and other increased, which was partially offset by a decline in income taxes.

Revenue

Commissions and fees. Commissions and fees decreased $43.9 million, or 3.7%, to $1,150.4 million in 2008 from $1,194.3 million in 2007. Commissions and fees generated from new acquisitions totaled $54.3 million for the year ended December 31, 2008 and was offset by a $98.2 million decline in revenue from existing firms. As the economic environment worsened in the second half of the year, revenue, particularly in life insurance products, declined from prior year levels. Revenue from benefits and executive benefits offset these declines slightly as they remain higher this year compared to the prior year.

Cost of services

Commissions and fees. Commissions and fees expense decreased $23.6 million, or 6.1%, to $362.9 million in 2008 from $386.5 million in 2007. New acquisitions accounted for an increase of $10.0 million in commissions and fees expense which was offset by a $33.6 million decline in commissions and fees expense from existing firms. As a percentage of revenue, commissions and fees expense was 31.5% in the year ended December 31, 2008 as compared to 32.4% in the prior year period. Commissions as a percentage of revenue declined during the year primarily due to a shift in revenue mix in 2008 to products such as group benefits that typically have lower commissions as a percentage of revenue.

Operating expenses. Operating expenses increased $37.4 million, or 10.1%, to $409.0 million in 2008 compared with $371.6 million in 2007. Approximately $20.7 million of the increase was due to the operating expenses of new acquisitions and approximately $16.7 million was a result of increased operating expenses at the Company's existing firms. As a percentage of revenue, operating expenses increased to 35.6% in 2008 from 31.1% in 2007. Operating expenses as a percentage of revenue rose in 2008 from a combination of lower revenue related to life insurance products and the acquisition of firms that focus on the sales of benefits which tend to have higher operating costs associated with acquiring and servicing those products. In recent years the Company has focused its acquisitions on firms that typically sell these types of products. Personnel and related costs continue to make up a significant portion of firm operating expenses and comprised 81.5% of the operating expense increase for the year-over-year comparison. Included in operating expenses for 2008 was $1.7 million of additional rent expense incurred related to the relocation of seven firms to the new corporate headquarters in 2008. Stock-based compensation to firm employees and for firm activities included in operating expenses as a component of cost of services was $4.0 million for the year ended December 31, 2008 as compared to $4.3 million for the year ended December 31, 2007.

Management fees. Management fees decreased $41.2 million, or 19.5%, to $170.6 million in 2008 compared with $211.8 million in 2007. Management fees as a percentage of revenue decreased to 14.8% in 2008 from 17.7% in 2007. Management fees were 45.1% of gross margin before management fees in 2008 compared with 48.6% in 2007. Included in management fees is an accrual of $6.1 million for ongoing incentive plans for the year ended December 31, 2008. This accrual declined $10.8 million from $16.9 million for the year ended December 31, 2007. Incentive accruals will vary from period to period based on the mix of firms participating in the program and the volatility of their earnings. The decrease in management fees as a percentage of gross margin before management fees reflects the lower levels of firm earnings as well as the higher economic ownership percentages of firms acquired in 2007 and 2008. The decline in management fees, as a percentage of both revenue and gross margin before management fees, is attributable to the decline in gross margin before management fees and the decrease in the incentive accrual year over year. Management fees included $1.9 million of stock-based compensation expense in the year ended December 31, 2008 compared with $0.9 million in the year ended December 31, 2007.

Gross margin. Gross margin decreased $16.5 million, or 7.4%, to $207.9 million in 2008 compared with $224.4 million in 2007. As a percentage of revenue, gross margin decreased to 18.1% in 2008 compared with 18.8% in 2007. Gross margin declined due to the decline in revenue and an increase in operating expenses partially offset by lower commissions and fees and management fees expenses. The gross margin percentage was lower due to the increase in operating expenses as a percentage of revenue partially offset by the decreases in commissions and fees expense and management fees expense as a percentage of revenue during the year when compared with the prior year period.

Corporate and other expenses

General and administrative. General and administrative expenses, which include stock-based compensation, increased $5.6 million, or 9.6%, to $64.2 million in 2008 compared with $58.6 million in 2007. As a percentage of revenue, general and administrative expenses were 5.6% in 2008 compared with 4.9% in 2007. The increase of $5.6 million was primarily due to an increase in rent expense of $5.0 million related to new corporate headquarters, an increase of $0.5 million in compensation and benefits partially offset by a $0.9 million decrease in stock-based compensation expense, a $0.4 million decrease in professional fees and other miscellaneous expense totaling $1.4 million. Included in the $0.5 million increase in compensation expense was $1.4 million of severance expense recorded during the fourth quarter related to headcount reductions. Stock-based compensation included in general and administrative expense was $6.8 million for the year ended December 31, 2008 and $7.7 million for the year ended December 31, 2007.

Amortization. Amortization increased $4.9 million, or 14.3%, to $39.2 million in 2008 compared with $34.3 million in 2007. Amortization expense increased as a result of an 11.4% increase in amortizing intangible assets resulting primarily from new acquisitions. As a percentage of revenue, amortization was 3.4% in 2008 compared with 2.9% in 2007.

Depreciation. Depreciation expense increased $2.4 million, or 21.8%, to $13.4 million in 2008 compared with $11.0 million in 2007. The increase in depreciation resulted from an increase in the number of owned firms and capital expenditures at the Company's existing firms and at the corporate office. As a percentage of revenue, depreciation expense was 1.2% in 2008 and 0.9% in 2007. Depreciation expense attributable to firm operations totaled $8.0 million and $6.9 million in 2008 and 2007, respectively, which has not been included in Cost of services.

Impairment of goodwill and intangible assets. Impairment of goodwill and intangible assets increased $33.4 million to $41.3 million in 2008 compared with $7.9 million in 2007. The impairments were related to twenty-three firms in 2008 and four firms in 2007 and resulted in a reduction of the carrying value of the identifiable assets and goodwill associated with these firms to their fair value. During the fourth quarter of 2008, the Company recognized an impairment charge of $31.0 million to its earnings resulting in a year to date impairment charge of $41.3 million. The increase in the fourth quarter impairment charge was a result of the completion of the Company's most recent evaluation for impairment. As part of this evaluation, the Company adjusted its projected future cash flow estimates for certain of its firm subsidiaries in the context of their historical performance and the effect of the recent economic conditions on their future long term projections. In addition, to reflect the recent market conditions, the risk adjusted discount rate that was used as part of this analysis was increased. See also "—Critical Accounting Policies—Impairment of goodwill and other intangible assets" found elsewhere in this report. As a result of these changes in conditions and assumptions, the Company recognized an additional charge of $33.4 million in the year as compared to the prior year increasing from $7.9 million to $43.1 million.

Management agreement buyout. Effective June 30, 2007, NFP acquired an additional economic interest in one of its existing firms through the acquisition of a principal's ownership interest in a management company. The management company was contracted by NFP to manage and operate one of its wholly-owned subsidiaries. The acquisition of the ownership interest has been treated as a settlement of an executory contract in a business combination between parties in a preexisting relationship in accordance with Emerging Issues Task Force ("EITF") No. 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination." NFP paid cash, NFP common stock and other consideration totaling $13.0 million which has been reflected in the caption entitled "Management agreement buyout" in the Consolidated Statements of Income.

Gain on sale of businesses. Gain on sale of businesses increased to $7.7 million in 2008 from a gain on sale of businesses of $1.9 million in 2007. The gain on sale resulted from the disposal of three subsidiaries and the sale of assets of five other subsidiaries in 2008. In 2008, the more significant gain was $6.5 million related to the sale of a wholesale group benefits subsidiary resulting from the strategic decision by its largest carrier to bring all wholesale distribution in–house, either by acquisition or cancellation of distribution arrangements. The gain on sale in 2007 resulted from the disposal of four subsidiaries in 2007.

Interest and other income. Interest and other income decreased $3.5 million or 36.1%, to $6.2 million in 2008 compared with $9.7 million in 2007. The decrease resulted from the Company's proportional share in the loss of its startup joint venture of $2.0 million, lower interest earned on lower average available cash balances, offset by an increase in rental income from its former corporate headquarters.

Interest and other expense. Interest and other expense increased $1.3 million, or 12.3%, to $11.9 million in 2008 compared with $10.6 million in 2007. The increase was primarily due to higher average borrowings under NFP's line of credit partially offset by the lower interest rate environment.

Income tax expense

Income tax expense. Income tax expense decreased $9.4 million, or 20.3%, to $37.0 million in 2008 compared with $46.4 million in 2007. The effective tax rate was 68.8% in 2008 which increases to 71.4% with the inclusion of interest and penalties totaling $1.3 million accrued in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes ("FIN 48"). This compares with an effective tax rate of 46.1% in 2007. The effective tax rate rose in 2008 largely as the result of a decrease in pre-tax book income and an increase in impairments of intangible assets not deductible for tax purposes.

Year ended December 31, 2007 compared with the year ended December 31, 2006

The following table provides a comparison of the Company's revenue and expenses for the periods presented.

	For the years ended December 31,			
	2007	2006	$ Change	% Change
	(Dollars, in millions)			
Statement of Income Data:				
Revenue:				
Commissions and fees	$1,194.3	$1,077.1	$117.2	10.9%
Cost of services:				
Commissions and fees	386.5	348.1	38.4	11.0
Operating expenses(1)	371.6	311.9	59.7	19.1
Management fees(2)	211.8	217.9	(6.1)	(2.8)
Total cost of services (excludes items shown separately below)	969.9	877.9	92.0	10.5
Gross margin	224.4	199.2	25.2	12.7
Corporate and other expenses:				
General and administrative	58.6	51.3	7.3	14.2
Amortization	34.3	28.0	6.3	22.5
Depreciation	11.0	9.1	1.9	20.9
Impairment of goodwill and intangible assets	7.9	10.7	(2.8)	(26.2)
Management agreement buyout	13.0	—	13.0	NM
Gain on sale of businesses	(1.9)	—	(1.9)	NM
Total corporate and other expenses	122.9	99.1	23.8	24.0
Income from operations	101.5	100.1	1.4	1.4
Interest and other income	9.7	8.3	1.4	16.9
Interest and other expense	(10.6)	(7.0)	(3.6)	51.4
Net interest and other	(0.9)	1.3	(2.2)	(169.2)
Income before income taxes	100.6	101.4	(0.8)	(0.8)
Income tax expense	46.4	43.8	2.6	5.9
Net income	$ 54.2	$ 57.6	$ (3.4)	(5.9)%

NM indicates not meaningful.

(1) Excludes amortization and depreciation which are shown separately under corporate and other expenses.

(2) Excludes management agreement buyout which is shown separately under corporate and other expenses.

Summary

Net income. Net income decreased $3.4 million, or 5.9%, to $54.2 million in 2007 compared with $57.6 million in 2006. The decrease in net income results from NFP's acquisition of an additional economic interest in one of its existing firms through the acquisition of the principal's ownership interest in a management company. NFP paid $13 million which was immediately expensed as a settlement of an executory contract in a business combination between parties with a preexisting relationship. Excluding this item, net income increased $4.3 million, or 7.5%, as the increase in gross margin more than offset the increase in corporate and other expense, lower net interest and other and a higher effective tax rate.

Revenue

Commissions and fees. Commissions and fees increased $117.2 million, or 10.9%, to $1,194.3 million in 2007 from $1,077.1 million in 2006. The Company's revenue growth was derived from both internal growth at existing firms and the acquisition of new firms. Commissions and fees generated from new acquisitions totaled $92.2 million in 2007. Revenue growth at NFPISI and NFPSI contributed more than $50.4 million with $4.8 million added from existing acquired firms, less $30.2 million from firms disposed. Revenue from existing acquired firms resumed their growth during the second half of 2007, as compared with the same period in 2006, after experiencing declining comparisons in the first half of the year. Revenue comparisons early in 2007 were impacted by the decline in sales of premium financed life insurance products in the senior market, which had fueled revenue growth in the first half of 2006, as carriers reassessed their underwriting policies and appetite for these products. The second half of 2007 benefited from improving market conditions and increases in carrier capacity for the sales of insurance products and services. New firms contributed $89.2 million to revenue in 2007.

Cost of services

Commissions and fees. Commissions and fees expense increased $38.4 million, or 11.0%, to $386.5 million in 2007 from $348.1 million in 2006. New acquisitions accounted for an increase of $16.4 million in commissions and fees expense which was in addition to an increase of $22.0 million of expense at the Company's existing firms. As a percentage of revenue, commissions and fees expense was 32.4% in 2007 compared with 32.3% in 2006. Commissions and fees expense, as a percentage of revenue, remained comparable with the prior year as an increase in the proportion of revenue generated through NFPSI, which has higher payouts, was largely offset by a slight decrease in commission payouts to third-party producers and other non-affiliated firms.

Operating expenses. Operating expenses increased $59.7 million, or 19.1%, to $371.6 million in 2007 compared with $311.9 million in 2006. Approximately $33.7 million of the increase was due to the operating expenses of new acquisitions and approximately $26.0 million was a result of increased operating expenses at the Company's existing firms. As a percentage of revenue, operating expenses increased to 31.1% in 2007 from 29.0% in 2006. In addition, a larger number of benefit firms among new acquisitions, which typically have higher operating costs as a percentage of revenue than existing firms, are also contributing to the increase in operating expenses. In connection with the Company's adoption of SFAS 123R, effective January 1, 2006, stock-based compensation to firm employees and related to firm activities have been included in cost of services. Stock-based compensation to firm employees and for firm activities included in operating expenses as a component of cost of services was $4.3 million in 2007 versus $2.7 million in 2006.

Management fees. Management fees decreased $6.1 million, or 2.8%, to $211.8 million in 2007 compared with $217.9 million in 2006. Management fees as a percentage of revenue decreased to 17.7% in 2007 from 20.2% in 2006. Management fees were 48.6% of gross margin before management fees in 2007 compared with 52.2% in 2006. The decrease in management fees, as a percentage of both revenue and gross margin before management fees, reflected the increased earnings contribution from NFPISI and NFPSI for which no management fee expense is incurred. The decrease was also caused by an increase in NFP's economic interest in its firms due to the purchase of a larger percentage of earnings in recent acquisitions, the disposition of a firm where NFP's economic interest was small, and the buyout of a principal's economic interest in one firm. The accrual for ongoing incentive plans was $16.9 million in 2007 as compared to $17.0 million in 2006.

Gross margin. Gross margin increased $25.2 million, or 12.7%, to $224.4 million in 2007 compared with $199.2 million in 2006. As a percentage of revenue, gross margin increased to 18.8% in 2007 compared with 18.5% in 2006. Gross margin grew due to increased revenue while gross margin as a percentage of revenue increased as the decrease in management fees offset increases in commissions and fees and operating expenses.

Corporate and other expenses

General and administrative. General and administrative expenses, which include stock-based compensation, increased $7.3 million, or 14.2%, to $58.6 million in 2007 compared with $51.3 million in 2006. As a percentage of revenue, general and administrative expenses were 4.9% in 2007 compared with 4.8% in 2006. The increase of $7.3 million was largely comprised of a $1.9 million increase in compensation and related costs, $1.6 million in stock-based compensation, $1.2 million in additional rent expense, a $1.0 million reserve established for a note held as part of a prior year disposal, and $1.6 million of other miscellaneous items. The Company has increased its corporate infrastructure over the past two years, particularly in the areas of compliance, human resources, internal audit, accounting and technology, to support organic growth, new acquisitions and meet increased regulatory needs. In September 2007, NFP entered into a lease for its new corporate headquarters and occupied the space in mid-2008. NFP has entered into subleases with six of the Company's firms to consolidate space. The Company will continue to incur additional rent expense until it occupies the new space. Stock-based compensation included in general and administrative expenses was $7.7 million and $6.0 million in 2007 and 2006, respectively.

Amortization. Amortization increased $6.3 million, or 22.5%, to $34.3 million in 2007 compared with $28.0 million in 2006. Amortization expense increased as a result of a 20.2% increase in amortizing intangible assets resulting primarily from new acquisitions. As a percentage of revenue, amortization was 2.9% in 2007 compared with 2.6% in 2006.

Depreciation. Depreciation expense increased $1.9 million, or 20.9%, to $11.0 million in 2007 compared with $9.1 million in 2006. The increase in depreciation resulted from an increase in the number of owned firms and capital expenditures at the Company's existing firms and at the corporate office. As a percentage of revenue, depreciation expense was 0.9% in 2007 and 0.8% in 2006. Depreciation expense attributable to firm operations totaled $6.9 million and $5.5 million in 2007 and 2006, respectively, which has not been included in cost of services.

Impairment of goodwill and intangible assets. Impairment of goodwill and intangible assets decreased $2.8 million to $7.9 million in 2007 compared with $10.7 million in 2006. The impairments were related to four firms in 2007 and six firms in 2006 and resulted in a reduction of the carrying value of the identifiable intangible assets and goodwill associated with these firms to their fair value. As a percentage of revenue, impairment of goodwill and intangible assets was 0.7% in 2007 compared with 1.0% in 2006.

Management agreement buyout. Effective June 30, 2007, NFP acquired an additional economic interest in one of its existing firms through the acquisition of a principal's ownership interest in a management company. The management company was contracted by NFP to manage and operate one of its wholly-owned subsidiaries. The acquisition of the ownership interest has been treated as a settlement of an executory contract in a business combination between parties in a preexisting relationship in accordance with EITF No. 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination." NFP paid cash, NFP common stock and other consideration totaling $13.0 million which has been reflected in the caption entitled "Management agreement buyout" in the Consolidated Statements of Income.

Gain on sale of businesses. Gain on sale of businesses increased to $1.9 million in 2007 from a loss of less than $0.1 million in 2006. The gain on sale resulted from the disposal of four subsidiaries in 2007 and the disposal of four subsidiaries in 2006.

Interest and other income. Interest and other income increased $1.4 million or 16.9%, to $9.7 million in 2007 compared with $8.3 million in 2006. The increase in interest income was attributable to a 25% increase in average cash balances in 2007 as compared with 2006.

Interest and other expense. Interest and other expense increased $3.6 million, or 51.4%, to $10.6 million in 2007 compared with $7.0 million in 2006. The increase was principally comprised of higher interest expense including $3.0 million in interest and the amortization of debt issuance costs related to the issuance of the convertible senior notes in January 2007 (see "—Liquidity and Capital Resources") and $0.4 million relating to the termination of a lease during the second quarter.

Income tax expense

Income tax expense. Income tax expense increased $2.6 million, or 5.9%, to $46.4 million in 2007 compared with $43.8 million in 2006. The effective tax rate was 44.8% in 2007 which increases to 46.1% with the inclusion of interest and penalties totaling $1.3 million accrued in accordance with FIN 48, "Accounting for Uncertainty in Income Taxes ("FIN 48"). This compares with an effective tax rate of 43.2% in 2006. The effective tax rate rose in 2007 largely as the result of increased state taxes. State tax expense was higher largely as the result of a shift in the earnings mix and resulting apportionment percentages among the Company's more than 40 state tax jurisdictions.

Liquidity and Capital Resources

The Company historically experiences its highest cash usage during the first quarter of each year as balances due to principals and/or certain entities they own for management fees and incentive bonuses earned are finalized and paid out, more acquisitions are completed and revenue and earnings decline from the fourth quarter of the prior year. While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash. NFP will continue to reassess the market and economic environment. The increase in cash usage during the first quarter generally requires increased borrowings under NFP's credit facility. As the year progresses cash flows typically improve as earnings increase and acquisition activities moderate. With this increase in cash flow NFP generally reduces the borrowings under its credit facility. Because the Company suspended acquisition activity in the latter portion of 2008, the historical pattern of an increase in cash usage during the first quarter may change. As of December 31, 2008, the Company had a working capital deficiency. This deficiency is the result of NFP's classification of its credit facility as a current liability. NFP's credit facility is structured as a revolving credit facility and matures on August 22, 2011. NFP may elect to pay down its outstanding balance at any time before August 22, 2011 but repayment is not required before that date. NFP's classification of this obligation as a current liability has been driven by NFP's practice of drawing against the credit line during the year and subsequently repaying significant amounts of the borrowing. The debt is current in the sense of NFP's practice of frequent draws and repayments; it is not current in that repayment is not required in the next twelve months. As of December 31, 2008, the Company was in compliance with all of its debt covenants. However, if the Company's earnings deteriorate, it is possible that NFP would fail to comply with the terms of its credit facility, such as the consolidated leverage ratio covenant, and therefore be in default under the credit facility. See "—Borrowings—Credit Facility" below. Upon the occurrence of such event of default, the majority of lenders under the credit facility could cause amounts currently outstanding to be declared immediately due and payable. Such an acceleration could trigger "cross acceleration provisions" under NFP's indenture governing the notes; see "—Borrowings—Convertible Senior Notes" below.

A summary of the changes in cash and cash equivalents is as follows (in thousands):

	For the years ended December 31,		
	2008	2007	2006
Cash flows provided by (used in):			
Operating activities	$ 56,451	$ 108,406	$ 81,923
Investing activities	(86,995)	(217,754)	(120,341)
Financing activities	(35,017)	125,324	30,863
Net (decrease) increase	(65,561)	15,976	(7,555)
Cash and cash equivalents—beginning of period	114,182	98,206	105,761
Cash and cash equivalents—end of period	$ 48,621	$ 114,182	$ 98,206

As the financial crisis has deepened, NFP has performed additional assessments to determine the impact of recent market developments, including a review of access to liquidity in the capital and credit markets and macroeconomic conditions. If the financial crisis continues, leading to longer term disruptions in the capital and credit markets as a result of uncertainty, reduced capital alternatives could adversely affect the Company's access to liquidity needed for its business. The inability to obtain adequate financing from debt or capital sources could force the Company to forgo certain opportunities. Any disruption in NFP's access to capital could require the Company to take additional measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for business needs can be arranged. Measures the Company may take or already has taken include deferring capital expenditures, reducing or eliminating future share repurchases, dividend payments, acquisitions or other discretionary uses of cash. While acquisitions remain a component of the Company's business strategy over the long term, NFP suspended acquisition activity (with the exception of certain sub-acquisitions) in the latter part of 2008 in order to conserve cash. NFP will continue to reassess the market and economic environment. On November 5, 2008, NFP's Board of Directors directed management to suspend repurchasing additional shares under the current share repurchase authorization and also suspended NFP's quarterly cash dividend.

The tightening of credit in the financial markets also adversely affects the ability of customers to obtain financing for the products and services the Company distributes, which could result in a decrease in revenue generated, reducing the Company's liquidity.

Cash and cash equivalents at December 31, 2008 decreased $65.6 million from $114.2 million at December 31, 2007 to $48.6 million at December 31, 2008. Significant sources of cash flow in 2008 came from operating activities, totaling $56.5 million, net borrowings under NFP's line of credit of $22.0 million and proceeds from the sale of businesses totaling $22.6 million. Significant uses of cash in 2008 were acquisitions and capital expenditures. In 2008 the Company acquired $15.5 million of base earnings resulting in cash payments of $76.4 million compared with $34.5 million of base earnings resulting in cash payments of $206.4 million in the prior year. Significant uses of cash in 2007 included $106.6 million for the repurchase of common stock, $27.5 million in dividends paid and $21.9 million as the net cost of the convertible note hedge and warrants issued in conjunction with the convertible senior notes. Cash and cash equivalents at December 31, 2007 increased by $16.0 million from the prior year end principally due to increased borrowings, including the issuance of $230 million of convertible senior notes in January 2007, to support increased base earnings acquired during the year and the repurchase of common stock from Apollo Investment Fund IV L.P. and Apollo Overseas Partners IV L.P. (collectively, "Apollo"). Cash and cash equivalents at December 31, 2006 had decreased $7.6 million from December 31, 2005 due to a decrease in cash flows provided by financing activities as fewer stock-based awards were exercised and dividends to shareholders increased.

During the twelve months ended December 31, 2008, cash provided by operating activities was $56.5 million compared with cash provided during the prior year of $108.4 million. During the year ended December 31, 2008, cash was provided primarily from net income adjusted for non-cash charges, which totaled

$110.2 million, plus the net effect of collecting receivables outstanding at the beginning the period and of new receivables established at the end of the period which totaled $14.0 million. Cash used during the year ended December 31, 2008 was largely the result of payments reducing balances due to principals and/or certain entities they own of $33.1 million, accrued liabilities of $17.7 million and accounts payable of $5.3 million. The large decrease in accrued liabilities was primarily the result of a decrease in the ongoing incentive plan accrual of $23.2 million. Included in and reducing cash provided by operating activities during the year ended December 31, 2008 was $14.4 million paid in connection with the acquisition of a group benefits intermediary and subsequent merger with an existing wholly-owned subsidiary of the Company which has been treated as a prepaid management fee. A portion of this payment has been amortized with the remaining balance included in other current assets and other non-current assets. During 2007, cash provided by operating activities was $108.4 million resulting primarily from net income and non-cash charges, an increase in accrued and other liabilities, offset by a decrease in accounts and income taxes payable, and an increase in commissions, fees and premiums receivable, net, and cash, cash equivalents and securities purchased under resale agreements in premium trust accounts. During 2006, cash provided by operating activities was $81.9 million resulting primarily from net income and non-cash charges and an increase in accounts payable. The increase was partially offset by an increase in commissions, fees and premiums receivable, net, and a decrease in amounts due to principals and/or certain entities they own due to lower firm earnings in the fourth quarter compared to the prior period.

During 2008, 2007 and 2006, cash used in investing activities was $87.0 million, $217.8 million and $120.3 million, respectively, in each case principally for the acquisition of firms and property and equipment. In 2008, capital expenditures included approximately $20.2 million due to construction and other costs related to the relocation of the corporate headquarters and the concurrent consolidation of space with seven firms. During 2008, 2007 and 2006, the Company used $76.4 million, $206.4 million and $112.1 million, respectively, in payments for acquired firms, net of cash acquired, and contingent consideration. In each period, payments for acquired firms represented the largest use of cash in investing activities.

During 2008, cash used in financing activities was $35.0 million, while cash provided by financing activities was $125.3 million and $30.9 million in 2007 and 2006, respectively. During the year ended December 31, 2008, net borrowings under NFP's line of credit were $22.0 million. Cash dividends paid in the twelve months ended December 31, 2008 were $33.1 million. During the year ended December 31, 2008, pursuant to NFP's share repurchase authorization, NFP repurchased 994,500 shares of its common stock for $24.6 million. During the fourth quarter, NFP paid down approximately $25.0 million, net of its credit line. As of December 31, 2008, NFP had $148.0 million outstanding under its credit facility. During 2007, NFP issued convertible senior notes resulting in proceeds to NFP, net of associated costs, of $222.4 million. NFP utilized $106.6 million to repurchase 2.3 million shares of its common stock from Apollo in a privately negotiated transaction. NFP also sold warrants for aggregate proceeds of $34.0 million and purchased a convertible note hedge for $55.9 million for a net cost to NFP of $21.9 million. NFP also received $9.2 million in cash proceeds payable to NFP from the exercise of principal and employee stock options. This $9.2 million included $4.7 million (including tax benefit) from the exercise of 349,455 shares in connection with a secondary public offering in January 2007. During 2006, cash provided by financing activities was primarily the result of net borrowings under NFP's line of credit of $43.0 million and cash proceeds received from the exercise of stock options, including tax benefit of $10.4 million, offset by approximately $22.6 million in dividend payments.

Some of the Company's firms maintain premium trust accounts, which represent payments collected from insureds on behalf of carriers. Funds held in these accounts are invested in cash, cash equivalents and securities purchased under resale agreements overnight. At December 31, 2008, the Company had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $75.1 million, a decrease of $5.3 million from the balance of $80.4 million. At December 31, 2007, the Company had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $80.4 million, an increase of $23.0 million from the balance of $57.4 million in the prior year. At December 31, 2006, the Company had cash, cash equivalents and securities purchased under resale agreements in premium trust accounts of $57.4. Changes in these accounts are the result of timing of payments collected from insureds on behalf of insurance carriers.

Management believes that the Company's existing cash, cash equivalents, funds generated from its operating activities and funds available under the bank credit facility will provide sufficient sources of liquidity to satisfy its financial needs for the next twelve months despite disruptions in the capital markets. However, if circumstances change, the Company may need to raise debt or additional equity capital in the future.

Management will continue to closely monitor the Company's liquidity and the credit markets. However, management cannot predict with certainty the impact to the Company of any further disruption in the credit environment.

Borrowings

Credit Facility

NFP's Credit Agreement among NFP, the financial institutions party thereto and Bank of America, N.A., as administrative agent (the "Administrative Agent") is structured as a revolving credit facility and matures on August 22, 2011. The maximum amount of revolving borrowings available under the credit facility as of August 22, 2006 was $212.5 million. NFP has amended its credit facility, most recently in the fourth quarter of 2008, as discussed in more detail below.

NFP may elect to pay down its outstanding balance at any time before August 22, 2011. Subject to legal or regulatory requirements, the credit facility is secured by the assets of NFP and its wholly-owned subsidiaries. Up to $35 million of the credit facility is available for the issuance of letters of credit and the sublimit for swingline loans is the lesser of $10 million or the total revolving commitments outstanding. The credit facility contains various customary restrictive covenants, subject to certain exceptions, that prohibit the Company from, among other things: (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property, (v) making certain restricted payments and (vi) making advances or loans. In addition, the credit facility contains financial covenants requiring the Company to maintain certain ratios. The most restrictive negative covenant in the credit facility concerns the Consolidated Leverage Ratio, as defined in the Credit Agreement.

First Amendment

On January 16, 2007, NFP entered into an amendment (the "First Amendment") to the Credit Agreement. The First Amendment, among other things, modified certain covenants to which NFP was subject under the Credit Agreement, and made other changes in contemplation of the issuance by NFP of the 0.75% convertible senior notes due February 1, 2012 (discussed separately below). Under the First Amendment, NFP was able incur up to $250 million in aggregate principal amount outstanding in unsecured indebtedness and unsecured subordinated indebtedness subject to certain conditions; previously, NFP could incur $75 million of unsecured subordinated debt. The First Amendment also provided that cumulative Restricted Payments (as defined in the First Amendment), which include but are not limited to dividends and share repurchases, may not exceed the sum of (i) 50% of consolidated net income for the then completed fiscal quarters of the Company commencing with the fiscal quarter ending March 31, 2006 and (ii) $150 million.

Increases in borrowing limits

On May 29, 2007, a new lender was added to the Credit Agreement pursuant to a Lender Joinder Agreement, which increased the $212.5 million credit facility to $225 million.

On April 7, 2008, NFP received an increase in the maximum amount of revolving borrowings available under the credit facility (the "Increase"). The Increase was in the amount of $25 million and raised the maximum amount of revolving borrowings available under the Credit Agreement from $225 million to $250 million. As consideration for the Increase, NFP agreed to pay to the Administrative Agent, for the ratable benefit of the increasing lenders, a fee equal to 0.25% of the increased amount of such increasing lenders' commitment, or approximately $62,500.

Second Amendment

On December 9, 2008, NFP entered into the Second Amendment (the "Second Amendment") to the Credit Agreement. Under the terms of the Second Amendment, the maximum Consolidated Leverage Ratio was amended to be 3.0 to 1.0 on the last day of the rolling four-quarter period ending December 31, 2008, 3.5 to 1.0 on the last day of the rolling four-quarter period ending March 31, 2009, 3.25 to 1.0 on the last day of the rolling four-quarter period ending June 30, 2009, 3.0 to 1.0 on the last day of the rolling four-quarter period ending September 30, 2009 and 2.5 to 1.0 on the last day of the rolling four-quarter period ending December 31, 2009 and each rolling four-quarter period thereafter. Prior to the Second Amendment, the maximum Consolidated Leverage Ratio was 2.5 to 1. The Second Amendment also provided for the reduction in maximum revolving borrowings to $225,000,000 on June 30, 2009 and $200,000,000 on December 31, 2009. All capitalized terms used in this "Second Amendment" section are as defined in the Credit Agreement.

The Second Amendment included a new Consolidated Fixed Charge Coverage Ratio, defined as the ratio of (i) EBITDA less Capital Expenditures made and taxes paid to (ii) Consolidated Fixed Charges. NFP will be obligated to maintain a minimum Consolidated Fixed Charge Coverage Ratio of 2.0 to 1.0 on a rolling four-quarter basis, to be first tested on the last day of the fiscal quarter during which Restricted Payments in respect of dividends and repurchases of stock are made. The Credit Agreement's negative covenant regarding Restricted Payments was amended so that NFP will be permitted to make Restricted Payments in the form of dividend payments and repurchases of its own stock so long as (i) both before and after giving effect to such payment, no Default or Event of Default shall have occurred and be continuing on a pro forma basis, and (ii) after giving effect to such payment, (A) the Consolidated Leverage Ratio shall not be more than 2.5 to 1.0, on a pro forma basis, (B) the Consolidated Fixed Charge Coverage Ratio shall not be less than 2.0 to 1.0, on a pro forma basis and (C) Minimum Liquidity shall not be less than $50,000,000.

The definition of Consolidated Total Debt was amended to take into account the impact of SFAS 141. The definition of EBITDA was amended to take into account the impact of SFAS 141 and SFAS No. 157, "Fair Value Measurement." The definition of Indebtedness was amended to include the Company's earn-out obligations and contingent consideration obligations incurred in connection with acquisitions. However, as of the effective date of SFAS 141, January 1, 2009, for purposes of determining Consolidated Total Debt, the definition of Indebtedness will include earnout obligations and other contingent consideration obligations only to the extent required to be set forth pursuant to SFAS 141 on the Company's consolidated financial statements.

Under the terms of the Second Amendment, the Applicable Margin for Eurodollar Loans, the Applicable Margin for ABR Loans and the Letter of Credit Fee Rate increased by between 1.75% and 2.25%. The Commitment Fee increased by between 0.25% and 0.35%. The definition of Applicable Rate was amended to reflect the percentages set forth below:

Pricing Level	Consolidated Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans	Commitment Fee Rate	Letter of Credit Fee Rate
1	Greater than or equal to 2.5 to 1.0	3.50%	2.50%	0.50%	3.50%
2	Less than 2.5 to 1.0 but greater than or equal to 2.0 to 1.0	3.25%	2.25%	0.50%	3.25%
3	Less than 2.0 to 1.0 but greater than or equal to 1.5 to 1.0	3.00%	2.00%	0.50%	3.00%
4	Less than 1.5 to 1.0	2.75%	1.75%	0.50%	2.75%

NFP's access to funds under its credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments and the Company's compliance with all covenants under the facility. Those banks may not be able to meet their funding commitments to NFP if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time. Any disruption in the ability to borrow could require NFP to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for its business needs could be arranged.

As of December 31, 2008, the Company was in compliance with all of its debt covenants. However, if the Company's earnings deteriorate, it is possible that NFP would fail to comply with the terms of its credit facility, such as the consolidated leverage ratio covenant, and therefore be in default under the credit facility. Upon the occurrence of such event of default, the majority of lenders under the credit facility could cause amounts currently outstanding to be declared immediately due and payable. Such an acceleration could trigger "cross acceleration provisions" under NFP's indenture governing the notes; see "—Convertible Senior Notes" below.

As of December 31, 2008 the year-to-date weighted average interest rate for NFP's credit facility was 4.55%. The combined weighted average of NFP's credit facility in the prior year was 6.32%.

NFP had a balance of $148.0 million outstanding under its credit facility as of December 31, 2008 and a balance of $126.0 million outstanding under its credit facility as of December 31, 2007.

Convertible Senior Notes

In January 2007, NFP issued $230 million (including over-allotment) aggregate principal amount of 0.75% convertible senior notes due February 1, 2012 (as used in this section, the "notes"). The notes are senior unsecured obligations and rank equally with NFP's existing or future senior debt and senior to any subordinated debt. The notes will be structurally subordinated to all existing or future liabilities of NFP's subsidiaries and will be effectively subordinated to existing or future secured indebtedness to the extent of the value of the collateral. The notes were used to pay the net cost of the convertible note hedge and warrant transactions, repurchase 2.3 million shares of NFP's common stock from Apollo and to repay a portion of outstanding amounts of principal and interest under NFP's credit facility (as discussed herein).

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding December 1, 2011 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the "measurement period") in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of NFP's common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2007, if the last reported sale price of NFP's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, December 1, 2011 through the second scheduled trading day immediately preceding the maturity date. Default under the credit facility resulting in its acceleration would, subject to a 30-day grace period, trigger a default under the supplemental indenture governing the notes, in which case the trustee under the notes or the holders of not less than 25% in principal amount of the notes could accelerate the payment of the notes.

Upon conversion, NFP will pay, at its election, cash or a combination of cash and common stock based on a daily conversion value calculated on a proportionate basis for each trading day of the relevant 20 trading day observation period. The initial conversion rate for the notes was 17.9791 shares of common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $55.62 per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a "fundamental change" (as defined in the First Supplemental Indenture governing the notes) occurs prior to the maturity date, NFP will, in some cases and subject to certain limitations, increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.

Concurrent with the issuance of the notes, NFP entered into a convertible note hedge and warrant transactions with an affiliate of one of the underwriters for the notes. The transactions are expected to reduce the potential dilution to NFP's common stock upon future conversions of the notes. Under the convertible note hedge NFP purchased 230,000 call options for an aggregate premium of $55.9 million. Each call option entitles NFP to repurchase an equivalent number of shares issued upon conversion of the notes at the same strike price ($55.62 per share), generally subject to the same adjustments. The call options expire on the maturity date of the notes. NFP sold warrants for an aggregate premium of $34.0 million. The warrants expire ratably over a period of 40 scheduled trading days between May 1, 2012 and June 26, 2012, on which dates, if not previously exercised, the warrants will be treated as automatically exercised if they are in the money. The warrants provide for net-share settlement. The net cost of the convertible note hedge and warrants to the Company is $21.9 million. Debt issuance costs associated with the notes of approximately $7.6 million are recorded in other current and non-current assets and will be amortized over the term of the notes.

In accordance with EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company recorded the cost incurred in connection with the convertible note hedge, including the related tax benefit, and the proceeds from the sale of the warrants as adjustments to additional paid-in capital and will not recognize subsequent changes in fair value.

NFP received proceeds from the issuance of the notes, net of underwriting fees and the cost of the convertible note hedge and warrant transactions, of approximately $201.2 million of which $106.6 million was used to repurchase 2.3 million shares of NFP common stock from Apollo in a privately negotiated transaction and $94.6 million was used to pay down balances outstanding under NFP's credit facility. Apollo received the same proceeds per share, net of underwriting discounts, for the shares it sold pursuant to the repurchase and in the January 2007 secondary public offering, on an aggregate basis, as the other selling stockholders received for the shares they sold in the offering.

Dividends

NFP paid a quarterly cash dividend of $0.21 per share of common stock on January 7, 2008, April 7, 2008, July 7, 2008 and October 7, 2008 and of $0.18 per share of common stock on January 6, 2007, April 9, 2007, July 6, 2007 and October 9, 2007. On November 5, 2008, NFP's Board of Directors suspended NFP's quarterly cash dividend. The declaration and payment of future dividends to holders of NFP's common stock will be at the discretion of NFP's Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements, and other factors as NFP's Board of Directors deems relevant. Based on the most recent quarterly dividend declared of $0.21 per share of common stock and the number of shares held by stockholders of record on December 17, 2008, the total annual cash requirement for dividend payments would be approximately $33.3 million.

Notes receivable

The Company encourages succession planning in the management of its firms. See "Business—Operations—Succession Planning." NFP has financed several purchases of interests in entities owned by principals or applicable management agreements to facilitate succession. This financing is secured by management fees and, in other cases, is secured by other assets.

NFP typically advances management fees monthly to principals and/or certain entities they own for up to nine months while monitoring the performance of the firms to determine if the actual earnings are on track to meet or exceed target earnings. If earnings are not equal to or greater than pro rata target earnings, NFP ceases to pay or reduces the management fee advance. If an over advance of a management fee exists, the principal and/or such entities are expected to repay the advance within thirty days of the end of the calendar year. If a principal and/or such entities cannot repay the over advance, NFP has allowed principals and/or such entities to repay the advance over time. In these cases, NFP generally requires the principals and/or such entities to provide it with an interest-bearing note in an amount equal to the over advance, generally secured by the principals' and/or such entities' shares of NFP's common stock and in some cases, is secured by other assets.

The Company has from time to time disposed of firms. NFP has also agreed, in certain cases, to reduce the levels of base earnings and target earnings in exchange for a payment from the principals of a firm. In these situations, NFP typically takes back a note for a portion of the cost of the disposition or the restructuring to the principal.

As of the following dates, notes receivable were as follows:

	As of December 31,	
	2008	2007
	(in thousands)	
Notes from principals and/or certain entities they own	$28,732	$13,904
Other notes receivable	5,817	7,319
	34,549	21,223
Less: allowance for uncollectible notes	(4,370)	(2,977)
Total notes receivable, net	$30,179	$18,246

Commitments and Contingencies

Legal matters

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management considers these lawsuits and claims to be without merit and the Company intends to defend them vigorously. In addition, the sellers of firms that the Company acquires typically indemnify the Company for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

In addition to the foregoing lawsuits and claims, during 2004, several of the Company's firms received subpoenas and other informational requests from governmental authorities, including the New York Attorney General's Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. The Company has cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, NFP received a subpoena from the New York Attorney General's Office seeking information regarding life settlement transactions. One of NFP's subsidiaries received a subpoena seeking the same information. The Company is cooperating fully with the Attorney General's investigation. The investigation, however, is ongoing and the Company is unable to predict the investigation's outcome.

Management continues to believe that the resolution of these lawsuits or claims will not have a material adverse impact on the Company's consolidated financial position.

The Company cannot predict at this time the effect that any current or future regulatory activity, investigations or litigation will have on its business. Given the current regulatory environment and the number of its subsidiaries operating in local markets throughout the country, it is possible that the Company will become subject to further governmental inquiries and subpoenas and have lawsuits filed against it. The Company's ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

Leases

At December 31, 2008, future minimum rentals for operating leases (which may be subject to escalation clauses) primarily consisted of real estate leases that had initial or uncancelable lease terms in excess of one year and were payable as follows:

	Payments Due By Period						
(in thousands)	2009	2010	2011	2012	2013	Thereafter through 2023	Total
Operating lease obligations	$32,437	$29,411	$25,139	$21,963	$19,749	$113,968	$242,667
Less sublease arrangements	(3,024)	(3,024)	(3,024)	(3,024)	(3,112)	(5,466)	(20,674)
Total minimum lease obligations ...	$29,413	$26,387	$22,115	$18,939	$16,637	$108,502	$221,993

In connection with an acquisition during 2005, the Company remains secondarily liable on three assigned leases. The maximum potential of undiscounted future payments is $0.7 million as of December 31, 2008. Lease option dates vary with some extending to 2011.

Letter of credit

NFP's credit facility provides for the issuance of letters of credit of up to $35 million on NFP's behalf, provided that, after giving effect to the letters of credit, NFP's available borrowing amount is greater than zero. As of December 31, 2008, NFP was contingently obligated for letters of credit in the amount of $1.6 million.

As of December 31, 2007, NFP was contingently obligated for letters of credit under its credit facility in the amount of $1.7 million.

Contingent consideration and contingent firm employee payments

In order to better determine the economic value of the businesses the Company has acquired, the Company has incorporated contingent consideration, or earnout, provisions into the structure of its acquisitions since the beginning of 2001. These arrangements generally provide for the payment of additional consideration to the sellers upon the firm's satisfaction of certain compounded growth rate thresholds over the three-year period generally following the closing of the acquisition. In a small number of cases, contingent consideration may also be payable after shorter periods. As of December 31, 2008, 38 acquisitions are within their initial three-year contingent consideration measurement period. For acquisitions effective prior to January 1, 2009, contingent consideration is considered to be additional purchase consideration and is accounted for as part of the purchase price of the Company's acquired firms when the outcome of the contingency is determined beyond a reasonable doubt. In connection with the adoption of SFAS 141, as of January 1, 2009, contingent consideration arrangements for firms acquired effective January 1, 2009 and thereafter will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. See "Accounting Pronouncements" for further detail.

Contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the selling stockholders of the Company's acquired firms is treated as additional purchase consideration.

In connection with certain acquisitions, the Company also has agreed to make certain contingent payments to employees of its acquired firms, contingent upon the satisfaction of established performance milestones. These payments are expensed as employee compensation.

The minimum contingent payments which could be payable as purchase consideration and employee compensation in each year is zero. The maximum contingent payment which could be payable as purchase consideration and employee compensation based on commitments outstanding as of December 31, 2008 consists of the following:

Schedule of maximum contingent payments

(in thousands)	2009	2010	2011	2012	2013
Purchase consideration	$90,696	$121,517	$78,636	$241	$400

Contingent consideration payable for acquisitions consummated in 2005 would generally be payable by the end of 2008. NFP currently anticipates using contingent consideration arrangements in future acquisitions, which would result in an increase in the maximum contingent consideration amount in 2009 and thereafter.

The maximum consideration is generally payable upon a firm achieving a compound annual growth rate of 35%, or higher, in earnings during the first three years following acquisition. The payments of purchase consideration are generally made in cash and NFP common stock (based on the average closing price of NFP common stock for the twenty trading days up to and including the end of the period), in proportions that vary among acquisitions. Contingent firm employee payments are generally payable in cash and recorded as an expense in the year earned.

Contractual Obligations

In January 2007, NFP issued $230 million (including over-allotment) aggregate principal amount of convertible senior notes. The convertible senior notes are senior unsecured obligations and rank equally with NFP's existing or future senior debt and senior to any subordinated debt. See "—Liquidity and Capital Resources—Borrowings—Convertible Senior Notes" for more information. In September 2007, NFP entered into a lease for its new corporate headquarters. In August 2007, NFP also entered into a sublease agreement for its previous office space.

The table below shows NFP's contractual obligations as of December 31, 2008:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Convertible senior notes	$235,319	$ 1,725	$233,594	$ —	$ —
Operating lease obligations, net	221,993	29,413	67,441	45,869	79,270
Total contractual obligations	$457,312	$31,138	$301,035	$45,869	$79,270

Segment Information

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it operates in a single segment within the financial services industry entirely within the United States of America, its territories and Canada.

Critical Accounting Policies

Business acquisitions, purchase price allocations and intangible assets

Since the Company's formation and through December 31, 2008, it has completed 263 acquisition transactions, including 45 sub-acquisitions. All of these acquisitions have been accounted for using the purchase method, and their related net assets and results of operations were included in NFP's consolidated financial statements commencing on their respective acquisition dates. Certain of the acquisitions have provisions for contingent additional consideration based upon the financial results achieved over a multi-year period. This additional consideration is reflected as an increase in goodwill when results are achieved and the outcome of the contingency is determinable beyond a reasonable doubt.

The Company allocates the excess of purchase price over net assets acquired to book of business, management contracts, institutional customer relationships, trade name and goodwill. The Company amortizes intangibles over a 10-year period for book of business, a 25-year period for management contracts and an 18-year period for institutional customer relationships.

Intangible assets are presented net of accumulated amortization and consist of the following:

	As of December 31,	
	2008	2007
	(in thousands)	
Book of business	$ 131,297	$ 134,356
Management contracts	308,189	317,433
Trade name	10,207	10,059
Institutional customer relationships	12,430	13,301
Goodwill	635,693	610,499
Total intangible assets and goodwill	$1,097,816	$1,085,648

Amortization expense and impairment loss consisted of the following:

	For the years ended December 31,		
	2008	2007	2006
	(in thousands)		
Book of business	$23,920	$19,159	$14,900
Management contracts	20,716	16,622	17,776
Trade name	134	145	96
Institutional customer relationships	872	872	872
Goodwill	34,809	5,382	5,085
Total amortization and impairment loss	$80,451	$42,180	$38,729

Impairment of goodwill and other intangible assets

The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively.

In accordance with SFAS 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company generally performs its recoverability test on a quarterly basis for each of its acquired firms that have experienced a significant deterioration in its business indicated principally by an inability to produce base earnings for a period of time. Management believes this is an appropriate time period to evaluate firm performance. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset and by the eventual disposition of the asset. If the estimated undiscounted cash flows are less than the carrying amount of the underlying asset, an impairment may exist. The Company measures impairments on identifiable intangible assets subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flows are less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $6.3 million, $2.3 million, and $5.6 million, respectively, related to management contract and book of business, which is reflected in the consolidated statements of income.

In accordance with SFAS 142, goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis. In connection with its quarterly evaluation, management proactively looks for indicators of impairment. Indicators at the Company level include but are not limited to: sustained operating losses or a trend of poor operating performance, loss of key personnel, a decrease in NFP's market capitalization below its book value, and an expectation that a reporting unit will be sold or otherwise disposed of. Indicators of impairment at the reporting unit level may be due to the failure of the firms the Company acquires to perform as expected after the acquisition for various reasons, including legislative or regulatory changes that affect the products and services in which a firm specializes, the loss of key clients after acquisition, general economic factors that impact a firm in a direct way, and the death or disability of significant principals. If one or more indicators of impairment exist, NFP performs an evaluation to identify potential impairments. If an impairment is identified, NFP measures and records the amount of impairment loss.

A two-step impairment test is performed on goodwill. In the first step, NFP compared the fair value of each reporting unit to the carrying value of the net assets assigned to that reporting unit. NFP determined the fair value of its reporting units using a discounted cash flow approach. Under this approach, management used certain assumptions in its discounted cash flow analysis to determine the reporting unit's fair value. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

The Company's cash flow projections for each reporting unit were based on five-year financial forecasts. The five-year forecasts were based on quarterly financial forecasts developed internally by management for use in managing its business. The forecast generally translates into an assumption that the recessionary environment will continue through 2009, stabilize in 2010 and resume normalized long-term growth rates in 2011. The significant assumptions of these five-year forecasts included quarterly revenue growth rates for various product categories, quarterly commission expense as a percentage of revenue and quarterly operating expense growth rates. The future cash flows were tax affected and discounted to present value using a blended discount rate of 9.5%. Since NFP retains a cumulative preferred position in its reporting units' base earnings, NFP assigned a rate of return to that portion of its gross margin that would be represented by yields seen of preferred equity securities, ranging from 8.0% to 8.5%. For retained cash flows retained by NFP in excess of target earnings, and below base earnings, NFP assigned a rate of return, ranging from 12.5% to 15.0%. Terminal values for all reporting units were calculated using a Gordon growth methodology using a blended discount rate of 11% with a long-term growth rate of 3%.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and NFP is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $35.0 million, $5.5 million, and $5.2 million, respectively, related to goodwill and trade name, which is reflected in the consolidated statements of income.

Subsequent to the end of the third quarter of 2008, NFP's stock price declined below net book value per share. Due to the significant deterioration in NFP's stock price, NFP was required to perform a Step 1 goodwill impairment test under SFAS 142 during the fourth quarter of 2008. NFP determined the fair value of its reporting units using a discounted cash flow approach. The assumptions that NFP used for the risk adjusted rate and cash flow forecast are discussed above. As of December 31, 2008, NFP determined that aggregate fair value of its reporting units was in excess of the aggregate carrying value of its reporting units. NFP then reconciled the sum of the estimated fair values of its reporting units to the NFP's market value (based on its stock price at December 31, 2008), plus a reasonable control premium, which is estimated as that amount that would be received to sell the Company as a whole in an orderly transaction between market participants. NFP then considered the following qualitative items that cannot be accurately quantified and are based on the beliefs of management, but provide additional support for the explanation of the remaining difference between the estimated fair value of the Company's reporting units and its market capitalization:

- As of December 31, 2008, NFP's market capitalization has been below its book value for a relatively short period of time.
- NFP's historical valuation multiples are significantly higher than the multiples as of December 31, 2008.
- In its capacity as an intermediary of insurance products, NFP's stock price has been influenced by the poor market performance of the insurance industry generally.
- NFP was the subject of speculation among certain members of the analyst community regarding its liquidity position and potential bankruptcy.

NFP will continue to monitor both the expected future cash flows of its reporting units and long-term trends of its market capitalization for the purpose of assessing the carrying values of its goodwill and intangible assets. If the stock price remains below the net book value per share, or other negative business factors exist as outlined in SFAS 142, NFP may be required to perform another Step 1 analysis and potentially a Step 2 analysis, which could result in an impairment of up to the entire balance of the Company's goodwill in the first quarter of 2009. If NFP performs a Step 2 goodwill impairment analysis as defined by SFAS 142, it will also be required to evaluate its intangible assets for impairment under SFAS 144.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical 100 basis point, 200 basis point and 300 basis point increase in the risk adjusted rate for both, the blended discount rate and for the terminal value discount rate. This hypothetical increase would have resulted in an additional potential impairment charge of $12.3 million, $30.0 million and $52.7 million, respectively, for the fiscal year ended December 31, 2008. A decrease in the risk adjusted rate of 100 basis points would have resulted in a decrease in an impairment charge of $7.0 million.

As referenced above, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different. Any resulting impairment loss could have a material adverse effect on the Company's reported financial position and results of operations for any particular quarterly or annual period.

Revenue recognition

Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months' premium on the policy and earned in the year that the policy is originated. In many cases, the Company receives renewal commissions for a period following the first year, if the policy remains in force. Some of the Company's firms also receive fees for the settlement of life insurance policies. These fees are generally based on a percentage of the settlement proceeds received by their clients, and recognized as revenue when the policy is transferred and the rescission period has ended. The Company also earns commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with the Company. The Company also earns fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans. Insurance commissions are recognized as revenue when the following criteria are met: (1) the policy application and other carrier delivery requirements are substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy. Carrier delivery requirements may include additional supporting documentation, signed amendments and premium payments. Subsequent to the initial issuance of the insurance policy, premiums are billed directly by carriers. Commissions earned on renewal premiums are generally recognized upon receipt from the carrier, since that is typically when the Company is first notified that such commissions have been earned. The Company carries an allowance for policy cancellations, which approximated $1.2 million, at December 31, 2008, 2007 and 2006, respectively, that is periodically evaluated and adjusted as necessary. Miscellaneous commission adjustments are generally recorded as they occur. Contingent commissions are recorded as revenue when received which, in many cases, is the Company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably estimated prior to receipt of the commission.

The Company earns commissions related to the sale of securities and certain investment-related insurance products. The Company also earns fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In certain cases, incentive fees are earned based on the performance of the assets under management. Some of the Company's firms charge flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation. Any investment advisory or related fees collected in advance are deferred and recognized as income on a straight-line basis over the period earned. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade date basis.

Some of the Company's firms earn additional compensation in the form of incentive and marketing support payments from manufacturers of financial services products, based on the volume, persistency and profitability of business generated by the Company for these three sources. Incentive and marketing support revenue is recognized at the earlier of notification of a payment or when payment is received, unless there exists historical data and other information which enable management to reasonably estimate the amount earned during the period.

Stock incentive plans

NFP is authorized under its Amended and Restated 2000 and 2002 Stock Incentive Plans, and NFP's Amended and Restated 2000 and 2002 Stock Incentive Plans for Principals and Managers, to grant stock options, stock appreciation rights, restricted stock units, and performance units to officers, employees, principals of its acquired firms and/or certain entities principals own, independent contractors, consultants, non-employee directors and certain advisory board members. NFP's Amended and Restated 1998 Stock Incentive Plan expired in 2008 according to its terms, although awards previously issued under it remain valid. Awards granted under the 1998, 2000 and 2002 Stock Incentive Plans are generally subject to a vesting period from 0 to 10 years from the date of grant. Awards granted to Principals under the 1998 Plan as well as awards granted pursuant to the 2000 and 2002 Stock Incentive Plans for Principals and Managers generally vest immediately upon grant.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, "Statement of Cash Flows." The Company adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, has not restated prior year amounts. Under the transition method, compensation expense for 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of, January 1, 2003, the date of the Company's adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures which is recognized over the expected term of the award on a straight-line basis. The Company evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and the impact was not deemed to be material.

Effective January 1, 2007, NFP established a qualified Employee Stock Purchase Plan ("ESPP"). The ESPP is designed to encourage the purchase of common stock by NFP's employees, further aligning interests of employees and stockholders and providing incentive for current employees. Up to 3,500,000 shares of common stock are currently available for sale under the ESPP which shares may be issued by NFP or purchased in the open market. The ESPP enables all regular and part-time employees who have worked for NFP for at least one year to purchase shares of NFP common stock through payroll deductions of any whole dollar amount of a participant's eligible compensation per pay period, up to an annual maximum of $10,000. The employees' purchase price is 85% of the lesser of the closing market price of the common stock on the first or the last day of the quarterly offering period. The Company recognizes compensation expense related to the compensatory nature of the discount given to employees who participate in the ESPP, which totaled $0.5 million and $1.3 million for the year ended December 31, 2008 and 2007, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted FIN 48, which clarified the accounting for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company's liability for unrecognized tax benefits increased by $3.3 million and $5.1 million during the years ended December 31, 2008 and December 31, 2007, respectively. Estimated interest and penalties related to the underpayment of income taxes and reported in income tax expense totaled $1.3 million in 2008 and $1.3 million in 2007.

As of December 31, 2008, the Company is subject to U.S. federal income tax examinations for the tax years 2005 through 2007, and to various state and local income tax examinations for the tax years 2001 through 2007.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits could significantly decrease within the next twelve months due to the settlement of state income tax audits and expiration of statutes of limitations in various state and local jurisdictions; however, quantification of an estimated range cannot be made at this time.

New Accounting Pronouncements

Business Combinations

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations," which is a revision of SFAS No. 141, "Business Combinations." Certain changes prescribed by SFAS 141R that may impact the Company are as follows:

- Upon initially obtaining control, the acquiring entity in a business combination must recognize 100% of the fair value of the acquired assets, including goodwill and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated.
- Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. The recognition of contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt will no longer be applicable.
- All transaction costs will be expensed as incurred.

SFAS 141R is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. Adoption is prospective and early adoption is prohibited. The Company will apply the provisions of SFAS 141R to business combinations occurring after December 31, 2008. Adoption of SFAS 141R will not affect the Company's consolidated financial statements, but will have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The effective date of SFAS 160 is the same as that of the related SFAS 141R discussed above. SFAS 160 requires that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners separately within the consolidated statement of financial position within equity, but separate from the parent's equity and separately on the face of the consolidated statement of income. Further, changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for consistently and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. The Company does not expect adoption of the statement to have a material effect on its consolidated financial statements.

Other Pronouncements

In 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also responds to investors' requests for expanded information about the extent to which entities measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. The Company has adopted SFAS 157 effective January 1, 2008 for financial assets and liabilities and the impact was not deemed to be material to the Company's consolidated financial statements. In accordance with FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," the Company delayed the application of SFAS 157 for non-financial assets, such as goodwill, and non-financial liabilities until January 1, 2009. The Company will adopt SFAS 157 for non-financial assets and liabilities effective January 1, 2009 which could have a material impact on the Company's consolidated financial statements.

In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has elected not to report any financial assets or liabilities at fair value under SFAS 159 on January 1, 2008.

In May 2008, FASB issued FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 is effective for financial statements for fiscal years beginning after December 15, 2008. FSP APB 14-1 would require issuers to separate the convertible senior notes into two components: a non-convertible note and a conversion option. FSP APB 14-1 requires adoption to existing convertible debt instruments and as such NFP will need to recognize interest expense on its convertible debt instruments at its non-convertible debt borrowing rate rather than the stated rate (0.75%). NFP has completed a preliminary analysis of FSP APB 14-1 and believes it will result in a significant decrease in net income and earnings per share. FSP APB 14-1 shall be applied retrospectively to all prior periods presented. Early adoption is not permitted. FSP APB 14-1 will not have any impact on cash payments or obligations due under the terms of NFP's 0.75% convertible senior notes which mature on February 1, 2012.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Through the Company's broker-dealer subsidiaries, it has market risk on buy and sell transactions effected by its firms' customers. The Company is contingently liable to its clearing brokers for margin requirements under customer margin securities transactions, the failure of delivery of securities sold or payment for securities purchased by a customer. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the customers. The Company assesses the risk of default of each customer accepted to minimize its credit risk.

The Company is further exposed to credit risk for commissions receivable from clearing brokers and insurance companies. This credit risk is generally limited to the amount of commissions receivable.

The Company has market risk on the fees its firms earn that are based on the market value of assets under management or the value of assets held in certain mutual fund accounts and variable insurance policies for which ongoing fees or commissions are paid. Certain of the Company's firms' performance-based fees are impacted by fluctuation in the market performance of the assets managed according to such arrangements.

NFP has a credit facility and cash, cash equivalents and securities purchased under resale agreements in premium trust accounts. Interest income and expense on the preceding items are subject to short-term interest rate risk. As further discussed in "Liquidity and Capital Resources," broad economic and credit market conditions may impact the Company's access to capital and the availability or attractiveness of certain products from which the Company earns revenue.

The Company has not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes, other than a convertible note hedge and warrant transactions entered into concurrently with NFP's convertible senior notes offering. Such transactions were entered into to lessen or eliminate the potential dilutive effect of the conversion feature of the convertible senior notes on NFP's common stock. See also "Risk Factors—Because the Company's firms' clients can withdraw the assets its firms manage on short notice, poor performance of the investment products and services the Company's firms recommend or sell may have a material adverse effect on the Company's business."

The Company is further exposed to credit risk for commissions received from clearing brokers and insurance companies. This credit risk is generally limited to the amount of commissions receivable. Given current market conditions, any potential defaults by, or even rumors about the stability of, financial institutions such as insurers could result in losses by these institutions. To the extent that questions about an insurance carrier's perceived stability and financial strength ratings contribute to such insurer's failure in the market, the Company could be exposed to losses resulting from such insurer's inability to pay commissions or fees owed.

There have been disruptions in the financial markets during the past year and many financial institutions have reduced or ceased to provide funding to borrowers. The availability of credit, confidence in the financial sector, and volatility in financial markets has been adversely affected. Although NFP does not invest in any collateralized debt obligations or collateralized mortgage obligations, these disruptions are likely to have some impact on all financial institutions in the United States, including the Company. Further, there can be no assurance that future changes in interest rates, creditworthiness or solvency of counterparties, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company's results of operations, liquidity or financial position.

Based on the weighted average borrowings under NFP's current and previous credit facilities during the years ended December 31, 2008 and 2007, a 1% change in short-term interest rates would have affected the Company's income before income taxes by approximately $1.8 million for 2008 and $0.9 million for 2007. Based on the weighted average amount of cash, cash equivalents and securities purchased under resale agreements in premium trust accounts, a 1% change in short-term interest rates would have affected the Company's income before income taxes by approximately $1.6 million in 2008 and 2007.

Item 8. Financial Statements and Supplementary Data

See Financial Statements and Financial Statement Index commencing on page F-1 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, NFP's management carried out an evaluation, under the supervision and with the participation of NFP's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) of NFP. Based on this evaluation, the CEO and CFO have concluded that, as of the end of period covered by this report, the Company's disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

On July 1, 2008, NFP acquired a Canadian-based employee benefits firm. The functional currency of the Company is the U.S. dollar. Excluding the translation of foreign currency into the U.S. dollar put in place as a direct result of this acquisition, there have been no significant changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Changes to certain processes, information technology systems and other components of internal control over financial reporting resulting from the acquisition of the Canadian-based firm may occur and will be evaluated by management as such integration activities are implemented.

Management's Report on Internal Control Over Financial Reporting

NFP's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of NFP's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (GAAP).

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008, is effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of NFP; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

Management has excluded from its assessment of internal control over financial reporting at December 31, 2008, 2 financial services firms acquired in purchase business combinations during 2008. These firms, each of which is wholly-owned and individually insignificant to the consolidated results of the Company, comprised, in aggregate, less than 1% and 1.7% of consolidated total revenue and consolidated total assets, respectively, for the year ended December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on pages F-2 and F-3, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the directors and executive officers of NFP and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the sections captioned "Information About the Company's Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Information regarding NFP's Audit Committee is incorporated herein by reference from the section captioned "Corporate Governance" in the Proxy Statement.

NFP has adopted a Code of Ethics for the Company's CEO and senior financial officers (the "Code of Ethics for CEO and Senior Financial Officers"). In addition, the Company has adopted a Code of Business Conduct and Ethics (the "Code of Business Conduct and Ethics") that applies to all directors and employees of the Company, including NFP's CEO and CFO. Copies of the Company's Code of Business Conduct and Ethics and Code of Ethics for CEO and Senior Financial Officers are available on the Company's Web site at http://www.nfp.com and may also be obtained upon request without charge by writing to the Corporate Secretary, National Financial Partners Corp., 340 Madison Avenue, 19th Floor, New York, New York 10173. The Company will post to its Web site any amendments to the Code of Ethics for CEO and Senior Financial Officers or the Code of Business Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE.

Copies of NFP's Corporate Governance Guidelines and the charters of NFP's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on the Company's Web site at http://www.nfp.com and may also be obtained upon request without charge by writing to the Corporate Secretary, National Financial Partners Corp., 340 Madison Avenue, 19th Floor, New York, New York 10173.

Item 11. Executive Compensation

For purposes of Item 402 of Regulation S-K, the "named executive officers" of NFP for the fiscal year ending December 31, 2008 are Jessica M. Bibliowicz, Chairman, President and Chief Executive Officer; Donna J. Blank, Executive Vice President and Chief Financial Officer; Mark C. Biderman, Former Executive Vice President and Chief Financial Officer; Douglas W. Hammond, Executive Vice President and Chief Operating Officer; Michael N. Goldman, Executive Vice President, Mergers and Acquisitions and James R. Gelder, Executive Vice President and Chief Executive Officer of NFPISI.

The information set forth under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Tables and Other Information" and "Director Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Tables and Other Information—Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the caption "Certain Relationships and Related Transactions" and the information regarding director independence from the section captioned "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the caption "Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

(1) Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

See Index on page F-1.

(2) Financial Statement Schedules:

Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
3.3	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
4.2	Form of Second Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.4a	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 22, 2007)
4.4b	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 25, 2007)
4.5	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
4.6a	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)

Exhibit No.	Description
4.6b	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.1a	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., as Borrower; the several lenders from time to time parties thereto; and Bank of America, N.A., as Administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 22, 2006)
10.1b	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp.; the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 19, 2007)
10.1c	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 10, 2008)
10.2a	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.2b	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.2c	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.3	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008)
10.4	Lease, dated August 19, 1993, by and between Prentiss Properties Acquisition Partners and NFP Insurance Services, Inc., as amended (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
10.5	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 20, 2006)
10.5a	Lease, dated as of September 4, 2007, between Broadway 340 Madison Operator LLC and National Financial Partners Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 5, 2007)
10.5b	Sublease, dated as of September 4, 2007, between National Financial Partners Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 5, 2007)
10.5c	First Amendment of Lease, between Broadway 340 Madison Operator LLC and National Financial Partners Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 13, 2007)

Exhibit No.	Description
10.6	Agreement of Lease, dated as of September 9, 2004, and letter agreement thereto, dated as of September 28, 2004, by and among The Equitable Life Assurance Society of the United States and Elas Securities Acquisition Corp., as Landlord, and the Company, as Tenant (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.7	Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.8	Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.9	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.10	Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.11	Amended and Restated 1998 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.12a	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.12b	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.13	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on December 13, 2006)
10.14	National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 17, 2007)
10.15	National Financial Partners Corp. Change In Control Severance Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.16	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.17	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Mark Biderman (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.18*	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman
10.19*	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder
10.20*	National Financial Partners Corp. Severance Policy

Exhibit No.	Description
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.1a*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL FINANCIAL PARTNERS CORP.

Date: February 13, 2009

By: /s/ JESSICA M. BIBLIOWICZ

Name: **Jessica M. Bibliowicz**

Title: **Chairman, President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JESSICA M. BIBLIOWICZ **Jessica M. Bibliowicz**	Chairman, President and Chief Executive Officer (Principal executive officer)	February 13, 2009
/s/ DONNA J. BLANK **Donna J. Blank**	Executive Vice President and Chief Financial Officer (Principal financial officer)	February 13, 2009
/s/ BRETT R. SCHNEIDER **Brett R. Schneider**	Senior Vice President and Controller (Principal accounting officer)	February 13, 2009
/s/ STEPHANIE W. ABRAMSON **Stephanie W. Abramson**	Director	February 13, 2009
/s/ ARTHUR S. AINSBERG **Arthur S. Ainsberg**	Director	February 13, 2009
/s/ R. BRUCE CALLAHAN **R. Bruce Callahan**	Director	February 13, 2009
/s/ JOHN A. ELLIOTT **John A. Elliott**	Director	February 13, 2009
/s/ SHARI LOESSBERG **Shari Loessberg**	Director	February 13, 2009
/s/ KENNETH C. MLEKUSH **Kenneth C. Mlekush**	Director	February 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
3.3	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
4.2	Form of Second Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
4.4a	Indenture, dated as of January 16, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 22, 2007)
4.4b	First Supplemental Indenture, dated as of January 22, 2007, between National Financial Partners Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 25, 2007)
4.5	Confirmation regarding convertible bond hedge transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
4.6a	Confirmation regarding issuer warrant transaction, dated January 17, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2a to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
4.6b	Amendment to the Confirmation regarding issuer warrant transaction, dated January 18, 2007, between National Financial Partners Corp. and Goldman Sachs Financial Markets, L.P. (incorporated by reference to Exhibit 10.2b to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.1a	Credit Agreement, dated as of August 22, 2006, among National Financial Partners Corp., as Borrower; the several lenders from time to time parties thereto; and Bank of America, N.A., as Administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 22, 2006)
10.1b	Amendment to Credit Agreement, dated as of January 16, 2007, among National Financial Partners Corp.; the financial institutions party thereto and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 19, 2007)

Exhibit No.	Description
10.1c	Second Amendment to Credit Agreement, dated as of December 9, 2008, among National Financial Partners Corp., the financial institutions party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 10, 2008)
10.2a	Employment Agreement, amended and restated as of February 15, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.2b	Notice of Grant of Restricted Stock Units to Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.2c	Restricted Stock Unit Agreement, dated as of February 16, 2005, between National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 18, 2005)
10.3	Letter Agreement, dated August 4, 2008, between National Financial Partners Corp. and Donna J. Blank (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008)
10.4	Lease, dated August 19, 1993, by and between Prentiss Properties Acquisition Partners and NFP Insurance Services, Inc., as amended (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Amendment No. 4) (No. 333-105104) filed on September 15, 2003)
10.5	Amendment and Waiver, dated as of November 16, 2006, by National Financial Partners Corp. and Jessica M. Bibliowicz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 20, 2006)
10.5a	Lease, dated as of September 4, 2007, between Broadway 340 Madison Operator LLC and National Financial Partners Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 5, 2007)
10.5b	Sublease, dated as of September 4, 2007, between National Financial Partners Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 5, 2007)
10.5c	First Amendment of Lease, between Broadway 340 Madison Operator LLC and National Financial Partners Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 13, 2007)
10.6	Agreement of Lease, dated as of September 9, 2004, and letter agreement thereto, dated as of September 28, 2004, by and among The Equitable Life Assurance Society of the United States and Elas Securities Acquisition Corp., as Landlord, and the Company, as Tenant (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.7	Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.8	Amended and Restated 2002 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.9	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)

Exhibit No.	Description
10.10	Amended and Restated 2000 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.11	Amended and Restated 1998 Stock Incentive Plan for Principals and Managers (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.12a	Form of Notice of Grant of Restricted Stock Units under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16a to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.12b	Form of Restricted Stock Unit Agreement under 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.16b to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.13	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on December 13, 2006)
10.14	National Financial Partners Corp. Deferred Compensation Plan for Employees of National Financial Partners, NFP Securities, Inc. and NFP Insurance Services, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 17, 2007)
10.15	National Financial Partners Corp. Change In Control Severance Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.16	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Douglas Hammond (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.17	National Financial Partners Corp. Change In Control Severance Plan Participation Schedule of Mark Biderman (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for period ended March 31, 2007 filed on May 4, 2007)
10.18*	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of Michael Goldman
10.19*	National Financial Partners Corp. Change in Control Severance Plan Participation Schedule of James Gelder
10.20*	National Financial Partners Corp. Severance Policy
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.1a*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of National Financial Partners Corp.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of National Financial Partners Corp. and its subsidiaries (the "Company") at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions on January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded two financial services subsidiaries (the "firms") from its assessment of internal control over financial reporting as of December 31, 2008 because the firms were acquired by the Company in purchase business combinations during 2008. We have also excluded the two firms from our audit of internal control over financial reporting. The firms are wholly-owned subsidiaries whose combined total assets and combined total revenues represent 1.7% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 13, 2009

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 and 2007
(in thousands, except per share amounts)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 48,621	$ 114,182
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	75,109	80,403
Commissions, fees and premiums receivable, net	140,758	151,195
Due from principals and/or certain entities they own	16,329	14,366
Notes receivable, net	6,496	5,658
Deferred tax assets	9,435	17,413
Other current assets	19,284	17,034
Total current assets	316,032	400,251
Property and equipment, net	51,683	31,823
Deferred tax assets	24,858	20,561
Intangibles, net	462,123	475,149
Goodwill, net	635,693	610,499
Notes receivable, net	23,683	12,588
Other non-current assets	29,213	9,209
Total assets	$1,543,285	$1,560,080
LIABILITIES		
Current liabilities:		
Premiums payable to insurance carriers	$ 73,159	$ 78,450
Borrowings	148,000	126,000
Income taxes payable	—	2,480
Due to principals and/or certain entities they own	38,791	68,493
Accounts payable	28,513	33,404
Dividends payable	—	8,171
Accrued liabilities	54,380	84,360
Total current liabilities	342,843	401,358
Deferred tax liabilities	119,399	116,115
Convertible senior notes	230,000	230,000
Other non-current liabilities	62,874	49,440
Total liabilities	755,116	796,913
Commitments and contingencies (Note 4)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value: Authorized 200,000 shares; none issued	—	—
Common stock, $0.10 par value: Authorized 180,000 shares; 43,875 and 42,472 issued and 39,753 and 38,935 outstanding, respectively	4,388	4,244
Additional paid-in capital	834,263	780,678
Retained earnings	109,024	119,197
Treasury stock, 4,122 and 3,500 shares, respectively, at cost	(159,456)	(140,952)
Accumulated other comprehensive income (loss)	(50)	—
Total stockholders' equity	788,169	763,167
Total liabilities and stockholders' equity	$1,543,285	$1,560,080

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(in thousands, except per share amounts)

	2008	2007	2006
Revenue:			
Commissions and fees	$1,150,387	$1,194,294	$1,077,113
Cost of services:			
Commissions and fees	362,868	386,460	348,062
Operating expenses(1)	408,968	371,610	311,872
Management fees(2)	170,683	211,825	217,934
Total cost of services (excludes items shown separately below)	942,519	969,895	877,868
Gross margin	207,868	224,399	199,245
Corporate and other expenses:			
General and administrative	64,189	58,495	51,274
Amortization and depreciation	52,565	45,313	37,120
Impairment of goodwill and intangible assets	41,257	7,877	10,745
Management agreement buyout	—	13,046	—
(Gain) loss on sale of businesses	(7,663)	(1,864)	34
Total corporate and other expenses	150,348	122,867	99,173
Income from operations	57,520	101,532	100,072
Interest and other income	6,176	9,651	8,295
Interest and other expense	(11,867)	(10,529)	(7,006)
Net interest and other	(5,691)	(878)	1,289
Income before income taxes	51,829	100,654	101,361
Income tax expense	36,993	46,422	43,783
Net income	$ 14,836	$ 54,232	$ 57,578
Earnings per share:			
Basic	$ 0.38	$ 1.42	$ 1.52
Diluted	$ 0.36	$ 1.35	$ 1.43
Weighted average shares outstanding:			
Basic	39,543	38,119	37,850
Diluted	40,933	40,254	40,344
Dividends declared per share	$ 0.63	$ 0.75	$ 0.63

(1) Excludes amortization and depreciation which are shown separately under Corporate and other expenses.

(2) Excludes management agreement buyout which is shown separately under Corporate and other expenses.

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2008, 2007 and 2006 (in thousands)

	Common shares outstanding	Par value	Additional paid-in capital	Common stock subscribed	Stock subscription receivable	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance at 12/31/05	36,795	$3,822	$623,102	$—	$—	$ 67,808	$ (35,047)	$—	$ 659,685
Common stock issued for acquisitions	981	98	47,461	—	—	—	—	—	47,559
Common stock issued for contingent consideration	219	20	10,552	—	—	—	332	—	10,904
Common stock issued for incentive payments	91	7	4,167	—	—	—	268	—	4,442
Other common stock issuances	—	—	1,532	—	—	—	—	—	1,532
Common stock repurchased	(53)	—	—	—	—	—	(2,493)	—	(2,493)
Stock-based awards exercised/lapsed, including tax benefit	716	72	12,372	—	—	—	—	—	12,444
Shares cancelled to pay withholding taxes	—	—	(2,007)	—	—	—	—	—	(2,007)
Amortization of unearned stock-based compensation, net of cancellations	—	—	9,333	—	—	(113)	—	—	9,220
Cash dividends declared on common stock ($0.63 per share)	—	—	—	—	—	(23,992)	—	—	(23,992)
Net income	—	—	—	—	—	57,578	—	—	57,578
Balance at 12/31/06	38,749	$4,019	$706,512	$—	$—	$101,281	$ (36,940)	$—	$ 774,872
Common stock issued for acquisitions	862	86	39,249	—	—	—	—	—	39,335
Common stock issued for contingent consideration	390	20	14,906	—	—	—	3,106	—	18,032
Common stock issued for incentive payments	70	3	2,414	—	—	—	724	—	3,141
Other common stock issuances	106	10	7,090	—	—	—	22	—	7,122
Common stock repurchased	(2,304)	—	—	—	—	—	(108,421)	—	(108,421)
Purchase of call options	—	—	(55,890)	—	—	—	—	—	(55,890)
Sale of warrants	—	—	34,040	—	—	—	—	—	34,040
Tax benefit from purchase of call options	—	—	2,716	—	—	—	—	—	2,716
Stock issued through Employee Stock Purchase Plan	—	—	757	—	—	—	557	—	1,314
Stock-based awards exercised/lapsed, including tax benefit	1,062	106	19,171	—	—	—	—	—	19,277
Shares cancelled to pay withholding taxes	—	—	(3,425)	—	—	—	—	—	(3,425)
Amortization of unearned stock-based compensation, net of cancellations	—	—	13,138	—	—	(238)	—	—	12,900
Cash dividends declared on common stock ($0.75 per share)	—	—	—	—	—	(28,692)	—	—	(28,692)
Impact of adoption of new accounting standard—FIN 48	—	—	—	—	—	(7,386)	—	—	(7,386)
Net income	—	—	—	—	—	54,232	—	—	54,232
Balance at 12/31/07	38,935	$4,244	$780,678	$—	$—	$119,197	$(140,952)	$—	$ 763,167
Common stock issued for acquisitions	669	67	18,391	—	—	—	—	—	18,458
Common stock issued for contingent consideration	89	—	431	—	—	—	1,628	—	2,059
Common stock issued for incentive payments	290	5	4,258	—	—	—	4,116	—	8,379
Other common stock issuances	269	27	12,635	—	—	—	—	—	12,662
Common stock repurchased	(950)	—	—	—	—	—	(25,757)	—	(25,757)
Tax benefit from purchase of call options	—	—	4,345	—	—	—	—	—	4,345
Stock issued through Employee Stock Purchase Plan	—	—	173	—	—	—	1,509	—	1,682
Stock-based awards exercised/lapsed, including tax benefit	451	45	1,437	—	—	—	—	—	1,482
Shares cancelled to pay withholding taxes	—	—	(815)	—	—	—	—	—	(815)
Amortization of unearned stock-based compensation, net of cancellations	—	—	12,730	—	—	(107)		—	12,623
Cash dividends declared on common stock ($0.63 per share)	—	—	—	—	—	(24,902)	—	—	(24,902)
Components of comprehensive income (loss):									
Translation adjustments, net of tax effect of ($27)	—	—	—	—	—	—	—	(50)	(50)
Net Income	—	—	—	—	—	14,836		—	14,836
Comprehensive Income	—	—	—	—	—	—		—	14,786
Balance at 12/31/08	39,753	$4,388	$834,263	$—	$—	$109,024	$(159,456)	$ (50)	$ 788,169

See accompanying notes to consolidated financial statements.

NATIONAL FINANCIAL PARTNERS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
Cash flow from operating activities:			
Net income	$ 14,836	$ 54,232	$ 57,578
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred taxes	(3,425)	(14,516)	(10,250)
Stock-based compensation	12,623	12,900	9,220
Amortization of intangibles	39,194	34,303	27,984
Depreciation	13,371	11,010	9,136
Impairment of goodwill and intangible assets	41,257	7,877	10,745
(Gain) loss on disposal of businesses	(7,663)	(1,864)	34
Other, net	(26)	3,663	—
(Increase) decrease in operating assets:			
Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts	11,570	(6,359)	(2,925)
Commissions, fees and premiums receivable, net	13,962	(13,451)	(14,674)
Due from principals and/or certain entities they own	(1,889)	(4,219)	(3,783)
Notes receivable, net—current	(926)	(1,023)	(2,719)
Other current assets	2,235	(746)	(1,809)
Notes receivable, net—non-current	(11,171)	(3,467)	914
Other non-current assets	(11,637)	1,778	(1,848)
Increase (decrease) in operating liabilities:			
Premiums payable to insurance carriers	(11,477)	4,268	417
Income taxes payable	(2,480)	(7,007)	(545)
Due to principals and/or certain entities they own	(33,142)	2,978	(15,217)
Accounts payable	(5,309)	(7,053)	12,290
Accrued liabilities	(17,718)	22,982	2,866
Other non-current liabilities	14,266	12,120	4,509
Total adjustments	41,615	54,174	24,345
Net cash provided by operating activities	56,451	108,406	81,923
Cash flow from investing activities:			
Proceeds from sales of businesses	22,615	1,920	2,429
Purchases of property and equipment, net	(33,241)	(13,308)	(10,622)
Payments for acquired firms, net of cash, and contingent consideration	(76,369)	(206,366)	(112,148)
Net cash used in investing activities	(86,995)	(217,754)	(120,341)
Cash flow from financing activities:			
Proceeds from borrowings	199,000	204,000	206,000
Repayments of borrowings	(177,000)	(161,000)	(163,000)
Proceeds from convertible senior notes	—	230,000	—
Convertible senior notes issuance costs	—	(7,578)	—
Proceeds from warrants sold	—	34,040	—
Purchase of call options	—	(55,890)	—
Proceeds from stock-based awards exercised/lapsed, including tax benefit	1,482	19,277	12,444
Shares cancelled to pay withholding taxes	(815)	(3,425)	(2,007)
Payments for treasury stock repurchase	(24,612)	(106,605)	—
Dividends paid	(33,072)	(27,495)	(22,574)
Net cash (used in) provided by financing activities	(35,017)	125,324	30,863
Net increase (decrease) in cash and cash equivalents	(65,561)	15,976	(7,555)
Cash and cash equivalents, beginning of the year	114,182	98,206	105,761
Cash and cash equivalents, end of the year	$ 48,621	$ 114,182	$ 98,206
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 37,470	$ 48,571	$ 50,121
Cash paid for interest	$ 9,756	$ 6,657	$ 5,940

Non-cash transactions:
See Note 17

See accompanying notes to consolidated financial statements.

Note 1—Nature of Operations

National Financial Partners Corp. ("NFP"), a Delaware corporation, was formed on August 27, 1998, but did not commence operations until January 1, 1999. The principal business of NFP and its subsidiaries (the "Company") is the acquisition and management of operating companies it acquires which form a national distribution network that offers financial services, including life insurance and wealth transfer, corporate and executive benefits and financial planning and investment advisory services to the high net worth and entrepreneurial corporate markets. As of December 31, 2008, the Company owned 181 firms.

The Company executes a strategy in acquiring firms which it believes aligns the goals of both the entrepreneur and the Company. Under the Company's acquisition structure, NFP acquires 100% of the equity of independent financial services products distribution businesses on terms that are relatively standard across the Company's acquisitions. To determine the acquisition price, NFP first estimates the annual operating cash flow of the business to be acquired based on current levels of revenue and expense. For this purpose, NFP generally defines operating cash flow as cash revenue of the business less cash and non-cash expenses, other than amortization, depreciation and compensation to the business's owners or individuals who subsequently become principals. NFP refers to this estimated annual operating cash flow as "target earnings." The acquisition price is a multiple (generally in a range of five to six times) of a portion of the target earnings, referred to as "base earnings."

NFP enters into a management agreement with principals and/or certain entities they own. Under the management agreement, the principals and/or such entities are entitled to management fees consisting of (1) all future earnings of the acquired business in excess of the base earnings up to target earnings and (2) a percentage of any earnings in excess of target earnings based on the ratio of base earnings to target earnings.

NFP retains a cumulative preferred position in the base earnings. To the extent earnings of a firm in any year are less than base earnings, in the following year NFP is entitled to receive base earnings together with the prior years' shortfall before any management fees are paid.

Note 2—Summary of Significant Accounting Policies

Basis of presentation

The Company's consolidated financial statements include the accounts of NFP and all of its firms. All material intercompany balances, which do not include the amounts due to or from principals and/or certain entities they own, and transactions have been eliminated.

Revenue recognition

Insurance and annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months' premium on the policy and earned in the year that the policy is originated. In many cases, the Company receives renewal commissions for a period following the first year, if the policy remains in force. Some of the Company's firms also receive fees for the settlement of life insurance policies. These fees are generally based on a percentage of the settlement proceeds received by their clients, and recognized as revenue when the policy is transferred and the rescission period has ended. The Company also earns commissions on the sale of insurance policies written for benefit programs. The commissions are paid each year as long as the client continues to use the product and maintain its broker of record relationship with the Company. The Company also earns fees for the development and implementation of corporate and executive benefit programs as well as fees for the duration that these programs are administered. Asset-based fees are also earned for administrative services or consulting related to certain benefits plans. Insurance commissions are recognized as revenue when the following criteria are met: (1) the policy application and other carrier delivery requirements are substantially complete, (2) the premium is paid, and (3) the insured party is contractually committed to the purchase of the insurance policy. Carrier delivery requirements may include additional supporting documentation, signed amendments and premium payments. Subsequent to the initial issuance of the insurance policy, premiums are billed directly by carriers. Commissions earned on renewal premiums are generally recognized upon receipt from the carrier, since that is typically when the Company is first notified that such commissions have been earned. The Company carries an allowance for policy cancellations, which approximated $1.2 million, $1.2 million and $1.2 million at December 31, 2008, 2007 and 2006, respectively, that is periodically evaluated and adjusted as necessary. Miscellaneous commission adjustments are generally recorded as they occur. Contingent commissions are recorded as revenue when received which, in many cases, is the Company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably estimated prior to receipt of the commission.

The Company earns commissions related to the sale of securities and certain investment-related insurance products. The Company also earns fees for offering financial advice and related services. These fees are based on a percentage of assets under management and are generally paid quarterly. In certain cases, incentive fees are earned based on the performance of the assets under management. Some of the Company's firms charge flat fees for the development of a financial plan or a flat fee annually for advising clients on asset allocation. Any investment advisory or related fees collected in advance are deferred and recognized as income on a straight-line basis over the period earned. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade date basis.

Some of the Company's firms earn additional compensation in the form of incentive and marketing support payments from manufacturers of financial services products, based on the volume, persistency and profitability of business generated by the Company for these three sources. Incentive and marketing support revenue is recognized at the earlier of notification of a payment or when payment is received, unless there exists historical data and other information which enable management to reasonably estimate the amount earned during the period.

Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average of common shares outstanding during the year. Contingently issuable shares are considered outstanding common shares and included in the computation of basic earnings per share if, as of the date of the computation, all necessary conditions for this issuance have been satisfied.

Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards and common shares issuable as contingent consideration as part of the acquisition of certain acquired firms utilizing the treasury stock method, unless their inclusion would be anti-dilutive and would have the effect of increasing the earnings per share amount.

The computations of basic and diluted earnings per share are as follows:

(in thousands, except per share amounts)	For the years ended December 31, 2008	2007	2006
Basic:			
Net income	$14,836	$54,232	$57,578
Average shares outstanding	39,542	38,119	37,848
Contingent consideration and incentive payments	1	—	2
Total	39,543	38,119	37,850
Basic earnings per share	$ 0.38	$ 1.42	$ 1.52
Diluted:			
Net income	$14,836	$54,232	$57,578
Average shares outstanding	39,542	38,119	37,848
Stock held in escrow and stock subscriptions	—	37	64
Contingent consideration and incentive payments	176	172	233
Stock-based compensation	1,121	1,924	2,199
Other	94	2	—
Total	40,933	40,254	40,344
Diluted earnings per share	$ 0.36	$ 1.35	$ 1.43

Use of estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Business segments

The Company operates in one business segment, within the financial services industry. The Company does not have available the discrete financial information as to revenue by each product or service.

Net capital

Certain subsidiaries of NFP are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 of the Securities Exchange Act of 1934, as amended), which requires the maintenance of minimum net capital. As of December 31, 2008, these subsidiaries had aggregate net capital of $9.4 million, which was $6.5 million in excess of aggregate minimum net capital requirements of $3.0 million. These subsidiaries do not carry customer accounts and are not subject to the reserve requirements as stated in SEC Rule 15c3-3.1.

Cash and cash equivalents

For purposes of the consolidated statement of cash flows, cash equivalents consist of highly liquid investments purchased with a remaining maturity of three months or less. The carrying amounts reported on the statement of financial condition approximate their fair value.

Cash, cash equivalents and securities purchased under resale agreements in premium trust accounts

In their capacity as third-party administrators certain firms collect premiums from insureds, and after deducting their commissions and/or fees, remit these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed. Various state regulations provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, these funds are invested in cash, money market accounts, and securities purchased under resale agreements. Interest income is earned on these unremitted funds, which is reported as interest and other income in the accompanying consolidated statements of income. It is the Company's policy for the firms to directly, or through a custodial agent, take possession of the securities purchased under resale agreements. Due to their short-term nature (overnight), the carrying amounts of such transactions approximate their fair value.

Stock-based compensation

NFP is authorized under the Amended and Restated 1998, 2000 and 2002 Stock Incentive Plans (the "fixed plans"), and the Amended and Restated 2000 and 2002 Stock Incentive Plans for Principals and Managers to grant options, stock appreciation rights, restricted stock, restricted stock units and performance units, to officers, employees, Principals and/or certain entities they own, independent contractors, consultants, non-employee directors and certain advisory board members.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 (collectively "SFAS 123R") which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, "Statement of Cash Flows." The Company adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, has not restated prior year amounts. Under the transition method, compensation expense for 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2003, the date of the Company's adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Contingent consideration

NFP has incorporated contingent consideration, or earnout provisions into the structure of acquisitions completed since the beginning of 2001. These arrangements generally result in the payment of additional consideration to the sellers upon the firm's satisfaction of certain compounded growth rate thresholds over the three-year period following the closing of the acquisition. In a small number of cases, contingent consideration may be payable after shorter periods.

The additional cash payments or share issuances are contingent consideration accounted for under the Emerging Issues Task Force No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, and is considered to be additional purchase consideration and will be accounted for as part of the purchase price of the firms when the outcome of the contingency is determinable beyond a reasonable doubt. For acquisitions effective prior to January 1, 2009, contingent consideration is considered to be additional purchase consideration and is accounted for as part of the purchase price of the Company's acquired firms when the outcome of the contingency is determined beyond a reasonable doubt. In connection with the adoption of SFAS 141, as of January 1, 2009, contingent consideration arrangements for firms acquired effective January 1, 2009 and thereafter will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. See Recently issued accounting standards for further detail.

Property, equipment and depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally 3 to 7 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases.

Foreign Currency Translation

The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in Accumulated other comprehensive income.

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Accumulated other comprehensive income (loss) includes foreign currency translation. This information is provided in the Company's statements of changes in stockholders' equity and comprehensive income. Accumulated other comprehensive income (loss) on the consolidated balance sheets at December 31, 2008 represents accumulated foreign currency translation adjustments.

Impairment of goodwill and other intangible assets

The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") respectively.

In accordance with SFAS 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company generally performs its recoverability test on a quarterly basis for each of its acquired firms that have experienced a significant deterioration in its business indicated principally by an inability to produce base earnings for a period of time. Management believes this is an appropriate time period to evaluate firm performance. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset and by the eventual disposition of the asset. If the estimated undiscounted cash flows are less than the carrying amount of the underlying asset, an impairment may exist. The Company measures impairments on identifiable intangible assets subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flows are less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $6.3 million, $2.3 million, and $5.6 million, respectively, related to management contract and book of business, which is reflected in the consolidated statements of income.

In accordance with SFAS 142, goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis.

In connection with its quarterly evaluation, management proactively looks for indicators of impairment. Indicators at the Company level include but are not limited to: sustained operating losses or a trend of poor operating performance, loss of key personnel, a decrease in NFP's market capitalization below its book value, and an expectation that a reporting unit will be sold or otherwise disposed of. Indicators of impairment at the reporting unit level may be due to the failure of the firms the Company acquires to perform as expected after the acquisition for various reasons, including legislative or regulatory changes that affect the products and services in which a firm specializes, the loss of key clients after acquisition, general economic factors that impact a firm in a direct way, and the death or disability of significant principals. If one or more indicators of impairment exist, NFP performs an evaluation to identify potential impairments. If an impairment is identified, NFP measures and records the amount of impairment loss.

A two-step impairment test is performed on goodwill. In the first step, NFP compared the fair value of each reporting unit to the carrying value of the net assets assigned to that reporting unit. NFP determined the fair value of its reporting units using a discounted cash flow approach. Under this approach, management used certain assumptions in its discounted cash flow analysis to determine the reporting unit's fair value. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and NFP is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $35.0 million, $5.5 million, and $5.2 million, respectively, related to goodwill and trade name, which is reflected in the consolidated statements of income. See "Note 16—Goodwill and other intangible assets—Impairment of goodwill intangible assets."

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities are measured utilizing statutory enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2007, which clarified the accounting for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Fair value of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The fair value of notes receivable, commissions, fees and premiums receivable, accounts payable, accrued liabilities, borrowings and other assets are considered to approximate their carrying amount because they are (i) short-term in nature and/or (ii) carry interest rates which are comparable to market based rates.

Recently issued accounting standards

Business Combinations

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations," which is a revision of SFAS No. 141, "Business Combinations." Certain changes prescribed by SFAS 141R that may impact the Company are as follows:

- Upon initially obtaining control, the acquiring entity in a business combination must recognize 100% of the fair value of the acquired assets, including goodwill and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated.
- Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. The recognition of contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt will no longer be applicable.
- All transaction costs will be expensed as incurred.

SFAS 141R is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. Adoption is prospective and early adoption is prohibited. The Company will apply the provisions of SFAS 141R to business combinations occurring after December 31, 2008. Adoption of SFAS 141R will not affect the Company's consolidated financial statements, but will have an effect on accounting for future business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The effective date of SFAS 160 is the same as that of the related SFAS 141R discussed above. SFAS 160 requires that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners separately within the consolidated statement of financial position within equity, but separate from the parent's equity and separately on the face of the consolidated statement of income. Further, changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for consistently and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. The Company does not expect adoption of the statement to have a material effect on its consolidated financial statements.

Other Pronouncements

In 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also responds to investors' requests for expanded information about the extent to which entities measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. The Company has adopted SFAS 157 effective January 1, 2008 for financial assets and liabilities and the impact was not deemed to be material to the Company's consolidated financial statements. In accordance with FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," the Company delayed the application of SFAS 157 for non-financial assets, such as goodwill, and non-financial liabilities until January 1, 2009. The Company will adopt SFAS 157 for non-financial assets and liabilities effective January 1, 2009 which could have a material impact on the Company's consolidated financial statements.

In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has elected not to report any financial assets or liabilities at fair value under SFAS 159 on January 1, 2008.

In May 2008, FASB issued FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 is effective for financial statements for fiscal years beginning after December 15, 2008. FSP APB 14-1 would require issuers to separate the convertible senior notes into two components: a non-convertible note and a conversion option. FSP APB 14-1 requires adoption to existing convertible debt instruments and as such NFP will need to recognize interest expense on its convertible debt instruments at its non-convertible debt borrowing rate rather than the stated rate (0.75%). NFP has completed a preliminary analysis of FSP APB 14-1 and believes it will result in a significant decrease in net income and earnings per share. FSP APB 14-1 shall be applied retrospectively to all prior periods presented. Early adoption is not permitted. FSP APB 14-1 will not have any impact on cash payments or obligations due under the terms of NFP's 0.75% convertible senior notes which mature on February 1, 2012.

Note 3—Property and Equipment

The following is a summary of property and equipment:

	For the years ended December 31,	
(in thousands)	2008	2007
Furniture and fixtures	$ 14,455	$ 11,956
Computers and software	50,534	42,911
Office equipment	4,997	4,802
Leasehold improvements	34,452	14,596
Other	303	298
	104,741	74,563
Less: Accumulated depreciation and amortization	(53,058)	(42,740)
	$ 51,683	$ 31,823

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $13.4 million, $11.0 million and $9.1 million, respectively. Depreciation expense for acquired firms totaled $8.0 million, $6.9 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts have been included in a separate line item within Corporate and other expenses and have been excluded from cost of services.

Note 4—Commitments and Contingencies

Legal matters

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management considers these lawsuits and claims to be without merit and the Company intends to defend them vigorously. In addition, the sellers of firms that the Company acquires typically indemnify the Company for loss or liability resulting from acts or omissions occurring prior to the acquisition, whether or not the sellers were aware of these acts or omissions. Several of the existing lawsuits and claims have triggered these indemnity obligations.

In addition to the foregoing lawsuits and claims, during 2004, several of the Company's firms received subpoenas and other informational requests from governmental authorities, including the New York Attorney General's Office, seeking information regarding compensation arrangements, any evidence of bid rigging and related matters. The Company has cooperated and will continue to cooperate fully with all governmental agencies.

In March 2006, NFP received a subpoena from the New York Attorney General's Office seeking information regarding life settlement transactions. One of NFP's subsidiaries received a subpoena seeking the same information. The Company is cooperating fully with the Attorney General's investigation. The investigation, however, is ongoing and the Company is unable to predict the investigation's outcome.

Management continues to believe that the resolution of these lawsuits or claims will not have a material adverse impact on the Company's consolidated financial position.

The Company cannot predict at this time the effect that any current or future regulatory activity, investigations or litigation will have on its business. Given the current regulatory environment and the number of its subsidiaries operating in local markets throughout the country, it is possible that the Company will become subject to further governmental inquiries and subpoenas and have lawsuits filed against it. The Company's ultimate liability, if any, in connection with these matters and any possible future such matters is uncertain and subject to contingencies that are not yet known.

Credit risk

NFP Securities, Inc., NFP's broker-dealer subsidiary ("NFPSI"), clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between NFPSI and the clearing brokers, the clearing brokers have the right to charge NFPSI for losses that result from a counterparty's failure to fulfill its contractual obligations. This right applies to all trades executed through its clearing brokers, and therefore NFPSI believes there is no maximum amount assignable to this right. At December 31, 2008 and 2007, NFPSI had not been charged for any losses related to the counterparty's failure to fulfill contractual rights.

In addition, NFPSI has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. NFPSI monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company, through its firms, is exposed to credit risk for commissions receivable from the clearing brokers and insurance companies. Such credit risk is generally limited to the amount of commissions receivable.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss under the general indemnifications to be remote.

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. At December 31, 2008 and 2007, a significant portion of cash and cash equivalents were held at a single institution.

The Company has evaluated its exposure to the credit market risks and has concluded that the recent credit market events have not had a significant impact on the Company's treasury activities and financial statements.

Contingent consideration arrangements

As discussed in Note 2, contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the former owners of the firms is considered to be additional purchase consideration. The maximum contingent consideration which could be payable as purchase consideration based on commitments outstanding as of December 31, 2008 consists of the following:

(in thousands)	2009	2010	2011	2012	2013
Purchase consideration	$90,696	$121,517	$78,636	$241	$400

Ongoing incentive program

Effective January 1, 2002, NFP established an ongoing incentive plan for principals having completed their contingent consideration period. The ongoing incentive plan pays out an increasing proportion of incremental earnings based on growth in earnings above an incentive target. The plan has a three-year measuring period and rewards growth above the prior period's average earnings or prior incentive target, whichever is higher. However, once a firm reaches cumulative applicable earnings in a three-year period equal to or in excess of the cumulative amount of its original target compounded at 35% over three years, the new incentive target is fixed. If the principal does not receive a contingent consideration or incentive payment in a prior period, the incentive target remains unchanged. As illustrated by the chart set forth below, the bonus is structured to pay the principal 5% to 40% of NFP's share of incremental earnings from growth.

Three-year Average Growth Rate	% of NFP's Share of Growth in Earnings Paid to Principal(s)
Less than 10%	0.0%
10%–14.99%	5.0%
15%–19.99%	20.0%
20%–24.99%	25.0%
25%–29.99%	30.0%
30%–34.99%	35.0%
35%+	40.0%

In addition to the incentive award, NFP pays an additional cash incentive equal to 50% of the incentive award elected to be received in NFP stock. This election is made subsequent to the completion of the incentive period. For firms that began their incentive period prior to January 1, 2005, the principals could elect from 0% to 100% to be paid in NFP common stock. For firms beginning their incentive periods on or after January 1, 2005, (with the exception of Highland firms which completed this incentive period in 2008) the principal is required to take a minimum of 30% (maximum of 50%) of the incentive award in NFP common stock. The number of shares of NFP's common stock that a principal will receive is determined by dividing the dollar amount of the incentive to be paid in NFP stock by the average of the closing price of NFP stock on the twenty trading days up to and including the last day of the incentive period. This election is made subsequent to the completion of the incentive period. For firms which began their incentive period prior to January 1, 2005, no accrual is made for these additional cash incentives until the related election is made. The Company accrues on a current basis for these firms the additional cash incentive (50% of the stock portion of the award) based upon the principal's election or the minimum percentage required to be received in company stock. For the year ended December 31, 2008, the maximum additional payment for this cash incentive that could be payable for all firms is approximately $0.9 million. Effective December 31, 2008, NFP has elected to pay all incentive awards under this plan in cash.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded ongoing incentive expense of $6.1 million, $16.9 million and $17.0 million, respectively, which is included in management fee expense in the consolidated statements of income.

Leases

The Company rents office space under operating leases with various expiration dates. Future minimum lease commitments under these operating leases as of December 31, 2008 are as follows:

	Payments Due By Period						
(in thousands)	2009	2010	2011	2012	2013	Thereafter through 2023	Total
Operating lease obligations	$32,437	$29,411	$25,139	$21,963	$19,749	$113,968	$242,667
Less sublease arrangements	(3,024)	(3,024)	(3,024)	(3,024)	(3,112)	(5,466)	(20,674)
Total minimum lease obligations	$29,413	$26,387	$22,115	$18,939	$16,637	$108,502	$221,993

Rent expense for the years ended December 31, 2008, 2007 and 2006, approximated $36.5 million, $27.0 million and $21.4, respectively. In connection with an acquisition during 2005, the Company remains secondarily liable on three assigned leases. The maximum potential of undiscounted future payments is $0.7 million as of December 31, 2008. Lease option dates under which the Company remains liable vary with some extending to 2011.

Letter of credit

NFP's credit facility, provides for the issuance of letters of credit of up to $35 million on NFP's behalf, provided that, after giving effect to the letters of credit, NFP's available borrowing amount is greater than zero. The Company was contingently obligated for letters of credit in the amount of $1.6 million as of December 31, 2008, and $1.7 million as of December 31, 2007.

Convertible Senior Notes

In January 2007, NFP issued $230 million (including over-allotment) aggregate principal amount of 0.75% convertible notes due February 1, 2012 (the "notes"). The notes are senior unsecured obligations and rank equally with NFP's existing or future senior debt and senior to any subordinated debt. The notes will be structurally subordinated to all existing or future liabilities of NFP's subsidiaries and will be effectively subordinated to existing or future indebtedness to the extent of the value of the collateral.

Total cash obligations under the notes consist of the following:

	For the years ended December 31,				
(in thousands)	2009	2010	2011	2012	Total
Convertible senior notes	$1,725	$1,725	$1,725	$230,144	$235,319

Note 5—Cost of Services: Operating Expenses

Cost of services: operating expenses consist of the following:

	For the years ended December 31,		
(in thousands)	2008	2007	2006
Compensation and related	$258,636	$228,200	$186,171
General and administrative	150,332	143,410	125,701
Total	$408,968	$371,610	$311,872

Included in other general and administrative expenses are occupancy costs, professional fees, as well as expenses related to information technology, insurance and client services. Depreciation is excluded from cost of services-operating expenses and included as a separate line item within corporate and other expenses.

Note 6—Corporate General and Administrative Expenses

Corporate general and administrative expenses consist of the following:

	For the years ended December 31,		
(in thousands)	2008	2007	2006
Compensation and benefits	$33,117	$33,517	$29,992
Other	31,072	24,978	21,282
Total	$64,189	$58,495	$51,274

Included in other expenses are occupancy costs, professional fees, information technology, insurance and firm services and stock-based compensation. Prior to the adoption of SFAS 123R on January 1, 2006, all stock-based compensation was included in corporate general and administrative expense. With the adoption of SFAS 123R the Company now records share-based payments related to firm employees and firm activities to operating expenses as a component of cost of services.

Note 7—Notes Receivable, net

Notes receivable consists of the following:

(in thousands)	For the years ended December 31, 2008	2007
Notes receivable from Principals and/or certain entities they own	$28,732	$13,904
Other notes receivable	5,817	7,319
	34,549	21,223
Less: allowance for uncollectible notes	(4,370)	(2,977)
Total notes receivable, net	$30,179	$18,246

Notes receivable bear interest at rates typically between 5% and 10% (with a weighted average of 5.9%) (December 31, 2008), and 5% and 10% (with a weighted average of 6.1%) (December 31, 2007), and mature at various dates between February 1, 2008 and June 1, 2023 (December 31, 2008) and January 1, 2007 and June 1, 2016 (December 31, 2007). Notes receivable from Principals and/or certain entities they own are taken on a full recourse basis to the Principal and/or such entity.

Note 8—Accrued liabilities

Accrued liabilities consists of the following:

(in thousands)	For the years ended December 31, 2008	2007
Contingent consideration payable	$ 4,407	$ 3,550
Ongoing incentive programs	7,290	31,493
Incentive compensation payable	14,719	19,170
Other	27,964	30,147
Total accrued liabilities	$54,380	$84,360

Note 9—Borrowings

Credit Facility

NFP's Credit Agreement among NFP, the financial institutions party thereto and Bank of America, N.A., as administrative agent (the "Administrative Agent") is structured as a revolving credit facility and matures on August 22, 2011. The maximum amount of revolving borrowings available under the credit facility as of August 22, 2006 was $212.5 million. NFP has amended its credit facility, most recently in the fourth quarter of 2008, as discussed in more detail below.

NFP may elect to pay down its outstanding balance at any time before August 22, 2011. Subject to legal or regulatory requirements, the credit facility is secured by the assets of NFP and its wholly-owned subsidiaries. Up to $35 million of the credit facility is available for the issuance of letters of credit and the sublimit for swingline loans is the lesser of $10 million or the total revolving commitments outstanding. The credit facility contains various customary restrictive covenants, subject to certain exceptions, that prohibit the Company from, among other things: (i) incurring additional indebtedness or guarantees, (ii) creating liens or other encumbrances on property or granting negative pledges, (iii) entering into a merger or similar transaction, (iv) selling or transferring certain property, (v) making certain restricted payments and (vi) making advances or loans. In addition, the credit facility contains financial covenants requiring the Company to maintain certain ratios. The most restrictive negative covenant in the credit facility concerns the Consolidated Leverage Ratio, as defined in the Credit Agreement.

First Amendment

On January 16, 2007, NFP entered into an amendment (the "First Amendment") to the Credit Agreement. The First Amendment, among other things, modified certain covenants to which NFP was subject under the Credit Agreement, and made other changes in contemplation of the issuance by NFP of the 0.75% convertible senior notes due February 1, 2012 (discussed separately below). Under the First Amendment, NFP was able incur up to $250 million in aggregate principal amount outstanding in unsecured indebtedness and unsecured subordinated indebtedness subject to certain conditions; previously, NFP could incur $75 million of unsecured subordinated debt. The First Amendment also provided that cumulative Restricted Payments (as defined in the First Amendment), which include but are not limited to dividends and share repurchases, may not exceed the sum of (i) 50% of consolidated net income for the then completed fiscal quarters of the Company commencing with the fiscal quarter ending March 31, 2006 and (ii) $150 million.

Increases in borrowing limits

On May 29, 2007, a new lender was added to the Credit Agreement pursuant to a Lender Joinder Agreement, which increased the $212.5 million credit facility to $225 million.

On April 7, 2008, NFP received an increase in the maximum amount of revolving borrowings available under the credit facility (the "Increase"). The Increase was in the amount of $25 million and raised the maximum amount of revolving borrowings available under the Credit Agreement from $225 million to $250 million. As consideration for the Increase, NFP agreed to pay to the Administrative Agent, for the ratable benefit of the increasing lenders, a fee equal to 0.25% of the increased amount of such increasing lenders' commitment, or approximately $62,500.

Second Amendment

On December 9, 2008, NFP entered into the Second Amendment (the "Second Amendment") to the Credit Agreement. Under the terms of the Second Amendment, the maximum Consolidated Leverage Ratio was amended to be 3.0 to 1.0 on the last day of the rolling four-quarter period ending December 31, 2008, 3.5 to 1.0 on the last day of the rolling four-quarter period ending March 31, 2009, 3.25 to 1.0 on the last day of the rolling four-quarter period ending June 30, 2009, 3.0 to 1.0 on the last day of the rolling four-quarter period ending September 30, 2009 and 2.5 to 1.0 on the last day of the rolling four-quarter period ending December 31, 2009 and each rolling four-quarter period thereafter. Prior to the Second Amendment, the maximum Consolidated Leverage Ratio was 2.5 to 1. The Second Amendment also provided for the reduction in maximum revolving borrowings to $225,000,000 on June 30, 2009 and $200,000,000 on December 31, 2009. All capitalized terms used in this "Second Amendment" section are as defined in the Credit Agreement.

The Second Amendment included a new Consolidated Fixed Charge Coverage Ratio, defined as the ratio of (i) EBITDA less Capital Expenditures made and taxes paid to (ii) Consolidated Fixed Charges. NFP will be obligated to maintain a minimum Consolidated Fixed Charge Coverage Ratio of 2.0 to 1.0 on a rolling four-quarter basis, to be first tested on the last day of the fiscal quarter during which Restricted Payments in respect of dividends and repurchases of stock are made. The Credit Agreement's negative covenant regarding Restricted Payments was amended so that NFP will be permitted to make Restricted Payments in the form of dividend payments and repurchases of its own stock so long as (i) both before and after giving effect to such payment, no

Default or Event of Default shall have occurred and be continuing on a pro forma basis, and (ii) after giving effect to such payment, (A) the Consolidated Leverage Ratio shall not be more than 2.5 to 1.0, on a pro forma basis, (B) the Consolidated Fixed Charge Coverage Ratio shall not be less than 2.0 to 1.0, on a pro forma basis and (C) Minimum Liquidity shall not be less than $50,000,000.

The definition of Consolidated Total Debt was amended to take into account the impact of SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141"). The definition of EBITDA was amended to take into account the impact of SFAS 141 and SFAS No. 157, "Fair Value Measurement." The definition of Indebtedness was amended to include the Company's earn-out obligations and contingent consideration obligations incurred in connection with acquisitions. However, as of the effective date of SFAS 141, January 1, 2009, for purposes of determining Consolidated Total Debt, the definition of Indebtedness will include earnout obligations and other contingent consideration obligations only to the extent required to be set forth pursuant to SFAS 141R on the Company's consolidated financial statements.

Under the terms of the Second Amendment, the Applicable Margin for Eurodollar Loans, the Applicable Margin for ABR Loans and the Letter of Credit Fee Rate increased by between 1.75% and 2.25%. The Commitment Fee increased by between 0.25% and 0.35%. The definition of Applicable Rate was amended to reflect the percentages set forth below:

Pricing Level	Consolidated Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans	Commitment Fee Rate	Letter of Credit Fee Rate
1	Greater than or equal to 2.5 to 1.0	3.50%	2.50%	0.50%	3.50%
2	Less than 2.5 to 1.0 but greater than or equal to 2.0 to 1.0	3.25%	2.25%	0.50%	3.25%
3	Less than 2.0 to 1.0 but greater than or equal to 1.5 to 1.0	3.00%	2.00%	0.50%	3.00%
4	Less than 1.5 to 1.0	2.75%	1.75%	0.50%	2.75%

As of December 31, 2008, the Company was in compliance with all of its debt covenants. However, if the Company's earnings deteriorate, it is possible that NFP would fail to comply with the terms of its credit facility, such as the consolidated leverage ratio covenant, and therefore be in default under the credit facility. Upon the occurrence of such event of default, the majority of lenders under the credit facility could cause amounts currently outstanding to be declared immediately due and payable. Such an acceleration could trigger "cross acceleration provisions" under NFP's indenture governing the notes; see "—Convertible Senior Notes" below.

As of December 31, 2008, the year-to-date weighted average interest rate for NFP's credit facility was 4.55%. The combined weighted average of NFP's credit facility in the prior year was 6.32%.

NFP had a balance of $148.0 million outstanding under its credit facility as of December 31, 2008 and a balance of $126 million outstanding under its credit facility as of December 31, 2007.

Convertible Senior Notes

In January 2007, NFP issued $230 million (including over-allotment) aggregate principal amount of 0.75% convertible senior notes due February 1, 2012 (the "notes"). The notes are senior unsecured obligations and rank equally with NFP's existing or future senior debt and senior to any subordinated debt. The notes will be structurally subordinated to all existing or future liabilities of NFP's subsidiaries and will be effectively subordinated to existing or future secured indebtedness to the extent of the value of the collateral. The notes were used to pay the net cost of the convertible note hedge and warrant transactions, repurchase 2.3 million shares of NFP's common stock from Apollo Investment Fund IV L.P. and Apollo Overseas Partners IV L.P. (collectively, "Apollo") and to repay a portion of outstanding amounts of principal and interest under NFP's credit facility (all as discussed herein).

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding December 1, 2011 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the "measurement period") in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of NFP's common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ended March 31, 2007, if the last reported sale price of NFP's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, December 1, 2011 through the second scheduled trading day immediately preceding the maturity date. Default under the credit facility resulting in its acceleration would, subject to a 30-day grace period, trigger a default under the supplemental indenture governing the notes, in which case the trustee under the notes or the holders of not less than 25% in principal amount of the notes could accelerate the payment of the notes.

Upon conversion, NFP will pay, at its election, cash or a combination of cash and common stock based on a daily conversion value calculated on a proportionate basis for each trading day of the relevant 20 trading day observation period. The initial conversion rate for the notes was 17.9791 shares of common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $55.62 per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a "fundamental change" (as defined in the First Supplemental Indenture governing the notes) occurs prior to the maturity date, NFP will, in some cases and subject to certain limitations, increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.

Concurrent with the issuance of the notes, NFP entered into convertible note hedge and warrant transactions with an affiliate of one of the underwriters for the notes. The transactions are expected to reduce the potential dilution to NFP's common stock upon future conversions of the notes. Under the convertible note hedge, NFP purchased 230,000 call options for an aggregate premium of $55.9 million. Each call option entitles NFP to repurchase an equivalent number of shares issued upon conversion of the notes at the same strike price (initially $55.62 per share), generally subject to the same adjustments. The call options expire on the maturity date of the notes. NFP also sold warrants for an aggregate premium of $34.0 million. The warrants expire ratably over a period of 40 scheduled trading days between May 1, 2012 and June 26, 2012, on which dates, if not previously exercised, the warrants will be treated as automatically exercised if they are in the money. The warrants provide for net-share settlement. The net cost of the convertible note hedge and warrants to the Company is $21.9 million. Debt issuance costs associated with the notes of approximately $7.6 million are recorded in other current and non-current assets and will be amortized over the term of the notes.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company recorded the cost incurred in connection with the convertible note hedge, including the related tax benefit, and the proceeds from the sale of the warrants as adjustments to additional paid-in capital and will not recognize subsequent changes in fair value.

On June 9, 2006, NFP filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission. The shelf registration statement allows NFP to borrow using various types of debt instruments, such as fixed or floating rate notes, convertible or other indexed notes, as well as to issue preferred and/or common stock. In addition, NFP's restricted stockholders are permitted to use the shelf to sell shares into the secondary market. In 2007, NFP issued $230 million of convertible senior notes and certain of NFP's stockholders offered 1,850,105 shares of NFP common stock through a secondary offering under this shelf. In 2008, there were no issuances under the shelf registration statement.

Note 10—Retirement and Pension Plans

Effective January 1, 2001, NFP established the National Financial Partners Corp. 401(k) Plan (the "Plan") under Section 401(k) of the Internal Revenue Code. NFP matches employee contributions at a rate of 50%, up to six percent of eligible compensation. Amounts charged to expense relating to the Plan were $4.5 million, $4.0 million and $3.8 million, for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 11—Stockholders' equity

On February 5, 2008, NFP's Board of Directors authorized the repurchase of up to $45.0 million of NFP common stock in the open market, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors, including capital availability, acquisition pipeline, share price and market conditions. As of December 31, 2008, NFP repurchased 994,500 shares at an average cost of $24.75 per share.

On January 15, 2007, certain of NFP's stockholders offered 1,850,105 shares of NFP common stock, par value $0.10, in a registered public offering (the "secondary offering"). In connection with the secondary offering, stock options for 349,455 shares were exercised resulting in cash proceeds payable to the Company of $3.8 million. In addition, the Company received a tax benefit, net of related deferred tax asset, of $0.9 million, which was recorded as an adjustment to additional paid-in capital.

In connection with the secondary offering, NFP entered into an agreement with Apollo to repurchase 2.3 million shares of common stock from Apollo in a privately negotiated transaction. Apollo sold these shares to NFP at the same price per share as the initial price per share to the public in the January 17, 2007 secondary offering. After completion of the privately negotiated repurchase and the secondary offering, Apollo received the same proceeds per share, net of underwriting discounts, for the shares it sold pursuant to the repurchase and in the secondary offering, on an aggregate basis, as the other selling stockholders received for the shares they sold in the secondary offering.

NFP also reacquired 49,658 shares relating to the satisfaction of promissory notes, shares from amounts due from principals and/or certain entities they own and from the sale of certain assets of three subsidiaries.

Also in January 2007, concurrent with the issuance of the convertible senior notes, NFP entered into convertible note hedge and warrant transactions with an affiliate of one of the underwriters for the convertible senior notes. The transactions are expected to reduce the potential dilution to NFP's common stock upon future conversions of the notes. Under the convertible note hedge, NFP purchased 230,000 call options for an aggregate premium of $55.9 million. Each call option entitles NFP to repurchase an equivalent number of shares issued upon conversion of the convertible notes at the same strike price (initially $55.62 per share), generally subject to the same adjustments. The call options expire on the maturity date of the convertible notes. NFP also sold warrants for an aggregate premium of $34.0 million. The warrants expire ratably over a period of 40 scheduled trading days between May 1, 2012 and June 26, 2012, on which dates, if not previously exercised, the warrants will be treated as automatically exercised if they are in the money. The warrants provide for net-share settlement. The net cost of the convertible note hedge and warrants to the Company was $21.9 million. These transactions were recorded as an adjustment to additional paid-in capital.

Note 12—Stock Incentive plans

2002 Stock Incentive Plan and 2002 Stock Incentive Plan for Principals and Managers

NFP has adopted the 2002 Stock Incentive Plan and the 2002 Stock Incentive Plan for Principals and Managers, effective May 15, 2002. Each of these plans was adopted to give NFP a competitive advantage in attracting, retaining and motivating the participants, and to provide incentives linked to the financial results of the businesses of the Company. A maximum of 2,500,000 shares of NFP's common stock are reserved for issuance under the 2002 Stock Incentive Plan and a maximum of 3,000,000 shares of NFP's common stock are reserved for issuance under the 2002 Stock Incentive Plan for Principals and Managers, in each case subject to adjustments for stock splits and similar events. Any shares of common stock covered by an award (or portion of an award) that are forfeited or canceled, expires or are settled in cash, will be available for future awards under each of these plans. Under each of these plans, shares that have been issued pursuant to an award will not be available for future awards under the plan unless those shares were subsequently repurchased by NFP at their original purchase price, in which case the shares will be available for future awards under the plan.

Each of these plans provides for the grant of options, stock appreciation rights, restricted stock and performance units. Under the 2002 Stock Incentive Plan, awards may be granted to officers, employees, non-employee directors, consultants and independent contractors who are responsible for or contribute to the management, growth and profitability of the Company's business or the business of one of its subsidiaries or a company in which the Company has taken a substantial interest. Under the 2002 Stock Incentive Plan for Principals and Managers, awards may be granted to the principals of a management company that has entered into a management agreement with NFP, managers who have entered into a management agreement with NFP or with one of its subsidiaries or a company in which the Company has taken a substantial interest, or to any person (which term may include a corporation, partnership or other entity) designated by either one of these principals or managers, with the prior consent of the committee administering this plan.

Stock options granted under these plans may be granted with or without stock appreciation rights and generally will have a term of 10 years. Generally, stock options granted under the 2002 Stock Incentive Plan will be subject to a vesting period from three to five years and stock options granted under the 2002 Stock Incentive Plan for Principals and Managers will be exercisable immediately upon grant. As of December 31, 2008, 1,975,196 shares remain authorized and unissued.

2000 Stock Incentive Plan and 2000 Stock Incentive Plan for Principals and Managers

NFP adopted the 2000 Stock Incentive Plan and the 2000 Stock Incentive Plan for Principals and Managers, effective May 15, 2000. A maximum of 1,600,000 shares of NFP's common stock is reserved for issuance under each plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the 2002 Stock Incentive Plan and 2002 Stock Incentive Plan for Principals and Managers described above. As of December 31, 2008, 181,420 shares remain authorized and unissued.

1998 Stock Incentive Plan

NFP adopted the 1998 Stock Incentive Plan, effective October 26, 1998. A maximum of 1,600,000 shares of NFP's common stock is reserved for issuance under the plan, subject to adjustments for stock splits and similar events. All other terms and conditions are substantially similar to those of the 2002 Stock Incentive Plan described above. As of December 31, 2008, 18,859 shares remain authorized and unissued. NFP's 1998 Stock Incentive Plan expired in 2008 according to its terms, although awards previously issued under it remain valid.

Shares available for future grants under all existing stock incentive plans totaled 2,175,475 as of December 31, 2008.

Restricted Stock Awards

NFP has granted awards in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Restricted stock units are generally subject to a vesting period from 0 to 10 years from the date of grant.

The following table sets forth activity relating to NFP's restricted stock units for the years ended December 31,

(in thousands)	No. of Units	Weighted Average Grant Date Fair Value
Restricted stock units at December 31, 2005	425	$41.53
Granted	344	49.71
Conversions to common stock	(162)	41.21
Canceled	(10)	43.73
Restricted stock units at December 31, 2006	597	$46.30
Granted	279	49.38
Conversions to common stock	(265)	44.62
Canceled	(14)	46.19
Restricted stock units at December 31, 2007	597	$48.49
Granted	723	21.56
Conversions to common stock	(328)	35.87
Canceled	(140)	33.72
Restricted stock units at December 31, 2008	852	$32.92

Restricted stock units are valued at the closing market price of NFP's common stock on the date of grant.

Stock Options Awards

NFP has granted awards in the form of stock options. Stock option awards to employees are subject to a vesting period from 3 to 5 year period. There were no stock option awards granted in 2008.

The following table sets forth activity relating to NFP's stock options:

(in thousands)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	4,798	$13.27		
Granted	5	44.85		
Exercised	(596)	11.96		
Canceled	(29)	30.72		
Outstanding at December 31, 2006	4,178	$13.38		
Granted	—	—		
Exercised	(869)	12.42		
Canceled	(5)	20.94		
Outstanding at December 31, 2007	3,304	$13.62		
Granted	—	—		
Exercised	(266)	14.06		
Canceled	(54)	19.07		
Outstanding at December 31, 2008	2,984	$13.48	2.44	$—
Options exercisable at December 31, 2008	2,977	$13.44	2.44	$—

In accordance with SFAS No. 123R, the Company recorded stock-based compensation expense equal to the fair value of the options on the date of grant based on the Black-Scholes option-pricing model. The weighted average fair values of the options granted and weighted average assumptions are as follows:

	For the year ended December 31, 2006
Weighted average fair value options granted	$ 14.74
Assumptions used:	
Expected volatility	32%
Risk-free interest rate	5.12%
Expected term	5 years
Dividend yield	1.34%

There were no options granted during the years ended December 31, 2008 and December 31, 2007.

Expected volatility is based on historical levels of volatility of NFP's stock and other factors. The risk free interest rate is based on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the stock option. The expected term is based on the estimated period of time that the options are expected to remain unexercised, based upon the actual vesting schedule of the grant and terms of prior grants with similar characteristics. The dividend yield is based upon NFP's current dividend yield in effect at the time of grant.

Effective January 1, 2006, with the adoption of SFAS 123R all stock-based compensation related to firm employees and activities and principals have been included in cost of services. Summarized below is the amount of stock-based compensation allocated between cost of services and Corporate and other expenses in the consolidated statements of income.

(in thousands)	For the years ended December 31, 2008	2007	2006
Cost of services:			
Operating expenses	$ 3,995	$ 4,328	$ 2,747
Management fees:	1,860	894	429
Corporate and other expenses:			
General and administrative	$ 6,768	$ 7,678	$ 6,044
Total stock-based compensation cost	$12,623	$12,900	$ 9,220
Proceeds from the exercise of stock-based awards	$ 3,741	$10,790	$ 7,137
Excess (reduction in) tax benefit from stock-based awards exercised/lapsed	$ (2,258)	$ 5,062	$ 3,300
Total intrinsic value of stock-based awards exercised/lapsed	$ 7,544	$43,980	$26,546

As of December 31, 2008 there was $17.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.4 years.

There were no stock-based compensation costs capitalized as part of purchase consideration during the years 2008, 2007 and 2006.

The Company reduced retained earnings by $0.2 million for dividend equivalents that were issued in 2008 and 2007. The Company reduced retained earnings by 0.1 million for dividend equivalents issued in 2006.

Employee Stock Purchase Plan

Effective January 1, 2007, NFP established an Employee Stock Purchase Plan ("ESPP"). The ESPP is designed to encourage the purchase of common stock by NFP's employees, further aligning interests of employees and stockholders and providing incentive for current employees. Up to 3,500,000 shares of common stock are currently available for issuance under the ESPP. The ESPP enables all regular and part-time employees who have worked with NFP for at least one year to purchase shares of NFP common stock through payroll deductions of any whole dollar amount of a participant's eligible compensation per pay period, up to an annual maximum of $10,000. The employees' purchase price is 85% of the lesser of the market price of the common stock on the first business day or the last business day of the quarterly offering period. The Company recognizes compensation expense related to the compensatory nature of the discount given to employees who participate in the ESPP, which totaled $0.5 million for the year ended December 31, 2008 and $0.4 million for the year ended December 31, 2007.

Summarized ESPP information is as follows for the offering period ended:

(in thousands, except per share amounts)	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total
Purchase price per share	$19.10	$16.85	$12.75	$2.58	
Shares issued	25	25	30	107	187
Employee contributions	$ 478	$ 427	$ 382	$ 276	$1,563
Stock compensation expense recognized	$ 109	$ 159	$ 108	$ 140	$ 516

(in thousands, except per share amounts)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Total
Purchase price per share	$38.08	$39.36	$39.62	$38.77	
Shares issued	11	12	11	10	44
Employee contributions	$ 429	$ 456	$ 431	$ 396	$1,712
Stock compensation expense recognized	$ 97	$ 100	$ 95	$ 98	$ 390

Note 13—Income taxes

The components of the consolidated income tax provision are shown below:

(in thousands)	For the years ended December 31, 2008	2007	2006
Current income taxes:			
Federal	$28,962	$ 46,321	$ 45,912
State and local	10,721	14,617	8,121
Total	$39,683	$ 60,938	$ 54,033
Deferred income taxes:			
Federal	$ (1,193)	$(12,540)	$ (9,048)
State and local	(1,497)	(1,976)	(1,202)
Total	$ (2,690)	$(14,516)	$(10,250)
Provision for income taxes	$36,993	$ 46,422	$ 43,783

The effective tax rates differ from the provision calculated at the federal statutory rate primarily because of the Company's nondeductible goodwill amortization, the effects of state and local taxes and certain expenses not deductible for tax purposes. The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income taxes as a result of the following differences:

	For the years ended December 31,		
(in thousands)	2008	2007	2006
Income before income taxes	$51,829	$100,654	$101,361
Provision under U.S. tax rates	$18,141	$ 35,229	$ 35,477
Increase resulting from:			
Nondeductible goodwill amortization	6,734	1,135	1,483
Disposal of subsidiaries	2,675	—	—
State and local income taxes, net of federal tax benefit	5,378	6,937	4,697
Adjustments to deferred tax assets and liabilities	(590)	(174)	(513)
Restructure of certain management contracts	—	63	255
Other	3,347	1,943	2,384
FIN 48 adjustments	1,308	1,289	—
Income tax expense	$36,993	$ 46,422	$ 43,783

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	For the years ended December 31,	
(in thousands)	2008	2007
Deferred tax assets:		
Stock-based compensation	$ 12,886	$ 12,090
Accrued liabilities and reserves	9,843	18,510
Deferred state taxes	7,085	—
Credits and carryforwards	6,482	—
Other	3,470	7,374
Gross deferred tax assets	39,766	37,974
Valuation allowance	(5,473)	—
Deferred tax assets	$ 34,293	$ 37,974
Deferred tax liabilities:		
Goodwill and intangible assets	$(107,302)	$(111,261)
Deferred state taxes	(4,416)	(3,913)
Other	(7,681)	(941)
Gross deferred tax liabilities	$(119,399)	$(116,115)
Net deferred tax liability	$ (85,106)	$ (78,141)

A valuation allowance against certain state deferred tax assets has been recorded at the balance sheet date because it is more likely than not that the benefit of these assets will not be realized in their separate state jurisdictions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits according to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") are as follows:

(in thousands)	For the year ended December 31, 2008	For the year ended December 31, 2007
Unrecognized tax benefits balance at beginning of year	$29,657	$24,589
Gross increases/(decreases) for tax positions of prior years	(19)	534
Gross increases/(decreases) for tax positions of current years	5,284	5,027
Settlements	(28)	(373)
Lapse of statute of limitations	(1,956)	(120)
Unrecognized tax benefits balance at end of year	$32,938	$29,657

The unrecognized tax benefits reconciliation for the year ended December 31, 2007 has been adjusted to include amounts reported net in the balance sheet. The unrecognized tax benefits of $32.9 million include $14.5 million of tax benefits that if recognized, would affect the Company's annual effective tax rate at December 31, 2008. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Estimated interest and penalties related to the underpayment of income taxes and reported in income tax expense totaled $1.3 million in 2008 and in total, as of December 31, 2008, the Company recorded a liability for potential penalties and interest of $7.1 million.

As of December 31, 2008, the Company is subject to U.S. federal income tax examinations for the tax years 2005 through 2007, and to various state and local income tax examinations for the tax years 2001 through 2007.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits could significantly decrease within the next twelve months due to the settlement of state income tax audits and expiration of statutes of limitations in various state and local jurisdictions; however, quantification of an estimated range cannot be made at this time.

Note 14—Related Party Transactions

As part of the management agreement, NFP generally advances management fees to principals and/or certain entities they own on a monthly basis. At the end of each quarter, the Company records the contractual amount due to and from principals and/or certain entities they own. At December 31, 2008 and 2007, amounts due to principals and/or certain entities they own totaled $38.8 million and $68.5 million, respectively, and the amounts due from principals and/or certain entities they own totaled $16.3 million and $14.4 million, respectively. Amounts earned by the principals and/or certain entities they own are represented as management fees on the consolidated statements of income.

Management Agreement Buyout

Effective June 30, 2007, NFP acquired an additional economic interest in one of its existing firms through the acquisition of a principal's ownership interest in a management company. The management company was contracted by NFP to manage and operate one of its wholly-owned subsidiaries in 1999. The acquisition of this ownership interest has been treated as a settlement of an executory contract between parties with a preexisting relationship in accordance with EITF No. 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination." NFP paid cash, stock and other consideration totaling $13.0 million which has been reflected in the caption entitled "Management agreement buyout" on the Consolidated Statements of Income for the year ended December 31, 2007.

Note 15—Acquisitions and Divestitures

During 2008, the Company completed nineteen acquisitions (including subacquisitions) that offer life insurance and wealth transfer, corporate and executive benefits and other financial services to high net worth individuals and small to mid-size corporate markets. These acquisitions allowed NFP to expand into desirable geographic locations, further extend its presence in the insurance services industry and increased the volume of services currently provided.

The purchase price, including direct costs, associated with acquisitions accounted for as purchases and the allocations thereof, are summarized as follows:

(in thousands)	For the years ended December 31, 2008	2007	2006
Consideration:			
Cash	$48,474	$192,106	$ 97,351
Common stock	18,458	39,335	47,559
Other	4,096	1,078	470
Totals	$71,028	$232,519	$145,380
Allocation of purchase price:			
Net tangible assets	$ 55	$ 10,155	$ 706
Cost assigned to intangibles:			
Book of business	23,170	57,349	32,971
Management contracts	17,203	63,638	52,053
Trade name	460	1,379	973
Institutional customer relationships	—	—	—
Goodwill	30,140	99,998	58,677
Totals	$71,028	$232,519	$145,380

Subsequent to NFP's initial public offering, the price per share paid by NFP was based upon an average fair market value of NFP's publicly traded common stock over a specified period of time prior to the closing date of the acquisition.

In connection with the nineteen acquisitions, the Company has contingent obligations based upon the future earnings of the acquired entities that are not included in the purchase price that was recorded for these acquisitions at the date of acquisition. Future payments made under this arrangement will be recorded as an adjustment to purchase price when the contingencies are settled. As of December 31, 2008, the maximum amount of contingent obligations for the nineteen acquisitions, which is largely based on growth in earnings, was $75.9 million.

For acquisitions effective prior to January 1, 2009, contingent consideration is considered to be additional purchase consideration and is accounted for as part of the purchase price of the Company's acquired firms when the outcome of the contingency is determined beyond a reasonable doubt. In connection with the adoption of SFAS 141, as of January 1, 2009, contingent consideration arrangements for firms acquired effective January 1, 2009 and thereafter will be fair valued at the acquisition date and included on that basis in reported purchase price consideration. See "Recently issued accounting standards" in Note 2 for further detail.

In connection with the nineteen acquisitions, the Company expects approximately $15.1 million of goodwill to be deductible over 15 years for tax purposes.

The following table summarizes the required disclosures of the unaudited pro forma combined entity, as if the acquisitions occurred at January 1, 2007.

(in thousands, except per share amounts)	For the years ended December 31, 2008	2007
Revenue	$1,158,987	$1,230,338
Income before income taxes	$ 54,327	$ 109,851
Net income	$ 15,550	$ 59,189
Earnings per share—basic	$ 0.39	$ 1.53
Earnings per share—diluted	$ 0.38	$ 1.45

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2008 and 2007, respectively, nor is it necessarily indicative of future operating results.

Divestitures with Principals

During 2008, the Company sold three subsidiaries and sold certain assets of five other subsidiaries, one in exchange for cash of $0.4 million and 11,032 shares of NFP's common stock with a value of $0.3 million, one in exchange for cash of $21.0 million, one in exchange for cash of $0.4 million and a promissory note of $0.2 million and 3,897 shares of NFP's common stock with a value of $0.1 million, one in exchange for cash of $1.0 million, one in exchange for cash of $0.3 million, one in exchange for a promissory note of less than $0.1 million, one in exchange for cash of $2.2 million and a promissory note of $0.6 million, and one for which NFP paid cash of less than $0.1 million. In addition to the sale of three subsidiaries and the sale of certain assets of five other subsidiaries, the Company received approximately $0.1 million of cash from the sale of a subsidiary in a prior year. During 2007, the Company sold four subsidiaries, one in exchange for cash of $2.4 million, one in exchange for cash of less than $0.1 million and 11,868 shares of NFP's common stock with a value of $0.6 million, one in exchange for cash of $0.2 million and 7,350 shares of NFP's common stock with a value of $0.3 million, and one in exchange for cash and a promissory note of $0.5 million and 2,062 shares of NFP's common stock with a value of less than $0.1 million. In addition to the sale of four subsidiaries the Company received approximately $0.4 million of cash from the sale of assets in a prior year. During 2006, the Company sold four subsidiaries, one in exchange for cash of less than $0.1 million, one in exchange for cash of approximately $0.1 million, one in exchange for cash and a promissory note of $2.4 million and 26,166 shares of NFP's common stock with a value of $1.2 million and one in exchange for cash of less than $0.1 million and 8,766 shares of NFP's common stock with a value of approximately $0.4 million.

The price paid per share of common stock received by the Company in such dispositions was the same price per share at which stock was being issued at the same time for new acquisitions consummated by the Company and was agreed to by the buyer. Subsequent to NFP's initial public offering, the price per share of stock received by the Company in such dispositions are based upon an average fair market value of NFP's publicly traded common stock prior to the dispositions.

Note 16—Goodwill and other intangible assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

(in thousands)	For the years ended December 31, 2008	2007
Balance as of January 1,	$610,499	$466,391
Goodwill acquired during the year, including goodwill acquired related to the deferred tax liability of $7,991 (2008) and $18,295 (2007)	38,131	118,293
Contingent consideration payments, firm disposals, firm restructures and other	21,872	31,197
Impairment of goodwill	(34,809)	(5,382)
Balance as of December 31,	$635,693	$610,499

Acquired intangible assets

	As of December 31,			
	2008		2007	
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizing identified intangible assets:				
Book of business	$230,742	$ (99,445)	$214,721	$ (80,365)
Management contracts	385,656	(77,467)	381,578	(64,145)
Institutional customer relationships	15,700	(3,270)	15,700	(2,399)
Total	$632,098	$(180,182)	$611,999	$(146,909)
Non-amortizing intangible assets:				
Goodwill	$647,839	$ (12,146)	$622,865	$ (12,366)
Trade name	10,337	(130)	10,193	(134)
Total	$658,176	$ (12,276)	$633,058	$ (12,500)

The Company defines book of business as the acquired firm's existing customer relationships that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

Amortization expense for amortizing intangible assets for the year ended December 31, 2008, 2007 and 2006 was $39.2 million, $34.3 million and $28.0 million, respectively. Intangibles related to book of business, management contracts and institutional customer relationships are being amortized over a 10-year, 25-year period and 18 year period respectively. Estimated amortization expense for each of the next five years is $39.4 million per year. Estimated amortization expense for each of the next five years will change primarily as the Company continues to acquire firms.

Impairment of goodwill and intangible assets

The Company evaluates its amortizing (long-lived assets) and non-amortizing intangible assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, "Goodwill and Other Intangible Assets," respectively.

Impairments were identified among twenty three, four and six firms for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company compared the carrying value of each firm's long-lived assets (book of business and management contract) to an estimate of their respective fair value. The fair value is based upon the amount at which the long-lived assets could be bought or sold in a current transaction between the Company and its principals, and or the present value of the assets' future cash flow. Based upon this analysis, the following impairments of amortizing intangible assets were recorded (in thousands):

	Impairment loss as of December 31,		
(in thousands)	2008	2007	2006
Amortizing identified intangible assets:			
Management Contract	$5,195	$2,233	$5,420
Book of Business	1,119	117	144
Institutional customer relationships	—	—	—
Total	$6,314	$2,350	$5,564

For each firm's non-amortizing intangible assets, the Company compared the carrying value of each firm to an estimate of its fair value. The fair value is based upon the amount at which the firm could be bought or sold in a current transaction between the Company and its principals, and/or the present value of the assets future cash flows. Based upon this analysis, the following impairments of non-amortizing intangible assets were recorded (in thousands):

	Impairment loss as of December 31,		
(in thousands)	2008	2007	2006
Non-amortizing intangible assets:			
Trade name	$ 134	$ 145	$ 97
Goodwill	34,809	5,382	5,084
Total	$34,943	$5,527	$5,181

The total impairment of goodwill and intangible assets recognized in the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006, was $41.3 million, $7.9 million and $10.7 million, respectively.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $6.3 million, $2.3 million, and $5.6 million, respectively, related to management contract and book of business, which is reflected in the consolidated statements of income.

In accordance with SFAS 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company generally performs its recoverability test on a quarterly basis for each of its acquired firms that have experienced a significant deterioration in its business indicated principally by an inability to produce base earnings for a period of time. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset and by the eventual disposition of the asset. If the estimated undiscounted cash flows are less than the carrying amount of the underlying asset, an impairment may exist. The Company measures impairments on identifiable intangible assets subject to amortization by comparing a discounted cash flow to the carrying amount of the asset. In the event that the discounted cash flows are less than the carrying amount, an impairment charge will be recognized for the difference in the consolidated statements of income.

In accordance with SFAS 142, goodwill and intangible assets not subject to amortization are tested at least annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. The Company generally performs its impairment test on a quarterly basis. In connection with its quarterly evaluation, management proactively looks for indicators of impairment. Indicators at the Company level include but are not limited to: sustained operating losses or a trend of poor operating performance, loss of key personnel, a decrease in NFP's market capitalization below its book value, and an expectation that a reporting unit will be sold or otherwise disposed of. Indicators of impairment at the reporting unit level may be due to the failure of the firms the Company acquires to perform as expected after the acquisition for various reasons, including legislative or regulatory changes that affect the products and services in which a firm specializes, the loss of key clients after acquisition, general economic factors that impact a firm in a direct way, and the death or disability of significant principals. If one or more indicators of impairment exist, NFP performs an evaluation to identify potential impairments. If an impairment is identified, NFP measures and records the amount of impairment loss.

A two-step impairment test is performed on goodwill. In the first step, NFP compared the fair value of each reporting unit to the carrying value of the net assets assigned to that reporting unit. NFP determined the fair value of its reporting units using a discounted cash flow approach. Under this approach, management used certain assumptions in its discounted cash flow analysis to determine the reporting units's fair value. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

The Company's cash flow projections for each reporting unit were based on five-year financial forecasts. The five-year forecasts were based on quarterly financial forecasts developed internally by management for use in managing its business. The forecast generally translates into an assumption that the recessionary environment will continue through 2009, stabilize in 2010 and resume normalized long-term growth rates in 2011. The significant assumptions of these five-year forecasts included quarterly revenue growth rates for various product categories, quarterly commission expense as a percentage of revenue and quarterly operating expense growth rates. The future cash flows were tax affected and discounted to present value using a blended discount rate of 9.5%. Since NFP retains a cumulative preferred position in its reporting units' base earnings, NFP assigned a rate of return to that portion of its gross margin that would be represented by yields seen of preferred equity securities, ranging from 8.0% to 8.5%. For retained cash flows retained by NFP in excess of target earnings and below base earnings, NFP assigned a rate of return ranging from 12.5% to 15.0%. Terminal values for all reporting units were calculated using a Gordon growth methodology using a blended discount rate of 11% with a long-term growth rate of 3%.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and NFP is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment losses of $35.0 million, $5.5 million, and $5.2 million, respectively, related to goodwill and trade name, which is reflected in the consolidated statements of income.

Subsequent to the end of the third quarter of 2008, NFP's stock price declined below net book value per share. Due to the significant deterioration in NFP's stock price, NFP was required to perform a Step 1 goodwill impairment test under SFAS 142 during the fourth quarter of 2008. NFP determined the fair value of its reporting units using a discounted cash flow approach. The assumptions that NFP used for the risk adjusted rate and cash flow forecast are discussed above. As of December 31, 2008, NFP determined that aggregate fair value of its reporting units was in excess of the aggregate carrying value of its reporting units. NFP then reconciled the sum of the estimated fair values of its reporting units to NFP's market value (based on its stock price at December 31, 2008), plus a reasonable control premium, which is estimated as that amount that would be received to sell the Company as a whole in an orderly transaction between market participants. NFP then considered the following qualitative items that cannot be accurately quantified and are based on the beliefs of management, but provide additional support for the explanation of the remaining difference between the estimated fair value of the Company's reporting units and its market capitalization:

- As of December 31, 2008, NFP's market capitalization has been below its book value for a relatively short period of time.
- NFP's historical valuation multiples are significantly higher than the multiples as of December 31, 2008.
- In its capacity as an intermediary of insurance products, NFP's stock price has been influenced by the poor market performance of the insurance industry.
- NFP was the subject of speculation among certain members of the analyst community regarding its liquidity position and potential bankruptcy.

NFP will continue to monitor both the expected future cash flows of its reporting units and long-term trends of its market capitalization for the purpose of assessing the carrying values of its goodwill and intangible assets. If the stock price remains below the net book value per share, or other negative business factors exist as outlined in SFAS 142, NFP may be required to perform another Step 1 analysis and potentially a Step 2 analysis, which could result in an impairment of up to the entire balance of the Company's goodwill in the first quarter of 2009. If NFP performs a Step 2 goodwill impairment analysis as defined by SFAS 142, it will also be required to evaluate its intangible assets for impairment under SFAS 144.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical 100 basis point, 200 basis point and 300 basis point increase in the risk adjusted rate for both, the blended discount rate and for the terminal value discount rate. This hypothetical increase would have resulted in an additional potential impairment charge of $12.3 million, $30.0 million and $52.7 million, respectively, for the fiscal year ended December 31, 2008. A decrease in the risk adjusted rate of 100 basis points would have resulted in a decrease in an impairment charge of $7.0 million.

As referenced above, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different. Any resulting impairment loss could have a material adverse effect on the Company's reported financial position and results of operations for any particular quarterly or annual period.

Note 17—Non-cash transactions

The following are non-cash activities:

(in thousands)	For the years ended December 31, 2008	2007	2006
Stock issued as consideration for acquisitions	$18,458	$39,335	$47,559
Net assets acquired (liabilities assumed) in connection with acquisitions	55	10,155	706
Stock issued as incentive compensation	8,379	3,141	4,442
Restricted stock units issued as incentive compensation	3,151	2,392	1,532
Stock issued for contingent consideration	2,059	18,032	10,904
Stock issued for management agreement buyout	—	3,494	—
Stock repurchased, note receivable and satisfaction of an accrued liability in connection with divestitures of acquired firms	414	912	1,612
Stock repurchased, note receivable and satisfaction of an accrued liability in exchange for the restructure of an firm	—	94	743
Stock repurchased in exchange for satisfaction of a note receivable, due from principals and/or certain entities they own and other assets	732	810	138
Excess (reduction) tax benefit from stock-based awards exercised/lapsed	(2,258)	5,062	3,300
Accrued liability for contingent consideration	4,357	3,533	18,686

Note 18—Quarterly Financial Data (Unaudited)

The quarterly results of operations are summarized below:

(in thousands, except per share amounts)	December 31	September 30	June 30	March 31
2008				
Commissions and fees revenue	$299,252	$277,282	$287,457	$286,396
Gross margin	57,528	48,542	52,290	49,508
Net income	(10,710)	5,141	10,400	10,005
Earnings per share:				
Basic	$ (0.27)	$ 0.13	$ 0.26	$ 0.25
Diluted	$ (0.26)	$ 0.12	$ 0.25	$ 0.24
2007				
Commissions and fees revenue	$355,884	$311,191	$282,995	$244,224
Gross margin	68,028	57,180	58,709	40,482
Net income	19,274	16,057	10,408	8,493
Earnings per share:				
Basic	$ 0.50	$ 0.42	$ 0.28	$ 0.23
Diluted	$ 0.47	$ 0.40	$ 0.26	$ 0.21

Note 19—Joint Venture

Life Settlements Joint Venture

On September 17, 2007, NFP entered into the GS Agreement with GS Re, a subsidiary of Goldman Sachs, to form a joint venture in the life settlements industry. On December 19, 2007, an LLC agreement governing the joint venture was amended to, among other things, add Genworth Institutional Life Services, Inc., a wholly-owned subsidiary of Senior Financial, Inc., which is a wholly-owned subsidiary of Genworth Financial, Inc. as a member of the joint venture (together with NFP and Goldman Sachs, the "Partners"). In furtherance of the joint venture, the Partners have formed Institutional Life Services, LLC ("ILS"), Institutional Life Services (Florida) LLC ("ILSF") and Institutional Life Administration, LLC, ("ILA"), all Delaware limited liability companies. On October 16, 2008, the ILS LLC agreement was amended for a second time which evidenced NFP's economic interest in ILS of 43% and an LLC agreement governing ILSF was entered into by the Partners. Pursuant to the ILSF LLC agreement, NFP has an economic interest of 43% in ILSF. On December 3, 2008, the LLC agreement governing ILA was entered into by the Partners and pursuant to the ILA LLC agreement, NFP has a 26% economic interest in ILA. On January 7, 2009, the ILS LLC agreement was amended for the third time and the ILSF LLC agreement was amended but NFP's economic interest in each entity remained at 43%. NFP retains its economic interests in ILS, ILSF and ILA through its wholly-owned subsidiary NFP Life Services, LLC.

For the year ended December 31, 2008, NFP has contributed capital of $2.25 million to the joint venture and has recorded a loss of $2.0 million relating to its membership interest in ILS, ILSF and ILA. Pursuant to the limited liability company agreements for each entity, the Partners may contribute capital to ILS, ILSF and ILA as may be requested from time to time by the Board of Directors of ILS, ILSF and ILA, respectively.

Note 20—Subsequent events

Acquisitions

Subsequent to December 31, 2008 and through February 13, 2009, the Company completed one previously agreed upon sub-acquisition. The sub-acquisition consideration paid was approximately $0.5 million in cash.

Dispositions

Subsequent to December 31, 2008 and through February 13, 2009 the Company has disposed of two firms and entered into a definitive agreement to sell a third firm. Total consideration anticipated to be received for these transactions is $5.8 million.

2009 Principal Incremental Incentive Plan

NFP recently instituted the 2009 Principal Incremental Incentive Plan (the "2009 Plan"). The terms of the 2009 Plan provide that if NFP's "same store" gross margin increases in 2009 relative to 2008, NFP will fund a new incentive pool (the "2009 Incentive Pool") which will be equal to 50% of NFP's "same store" gross margin increase. Generally, the 2009 Incentive Pool will be allocated *pro rata* with each firm's contribution to "same store" gross margin growth.

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CORPORATE INFORMATION

CORPORATE OFFICE
National Financial Partners Corp.
340 Madison Avenue, 19th Floor
New York, NY 10173
212.301.4000
www.nfp.com

COMMON STOCK LISTING
The common stock of National Financial Partners Corp. is listed on the New York Stock Exchange under the symbol "NFP."

SHAREHOLDER SERVICES/ TRANSFER AGENT
Shareholders with questions concerning account information, dividend payments and stock transfers should contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
866.NFP.STOK
201.680.6578
www.bnymellon.com/shareowner/isd

INVESTOR RELATIONS
For questions about the company and its financial results, please contact:

Marc Gordon
Vice President
Investor Relations
National Financial Partners Corp.
212.301.4000 or ir@nfp.com

ANNUAL MEETING OF STOCKHOLDERS
The annual stockholders meeting will be held Wednesday, June 3, 2009 at 9:00 a.m. (EDT):
Roosevelt Hotel
Broadway Suite
45 East 45th Street
New York, NY 10017
212.661.9600

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017

CORPORATE GOVERNANCE

National Financial Partners Corp. strives to achieve the highest standards of ethical conduct. We believe that effective and responsible corporate governance is critical to our success. The primary responsibility of our Board of Directors is to provide effective governance over our business operations for the benefit of our shareholders. Our directors are committed to exercising their oversight responsibilities in a manner that ensures full compliance with the laws, rules and regulations that govern our business.

The certifications by the Chief Executive Officer and the Chief Financial Officer of NFP, required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as Exhibits 31.1 and 31.2 to NFP's Annual Report on Form 10-K for the year ended December 31, 2008.

The Chief Executive Officer of NFP made an unqualified certification to the NYSE with respect to NFP's compliance with the NYSE corporate governance listing standards in June 2008.

Highlights of our corporate governance practices include:

- A Board of Directors composed of seven directors – five of whom are independent.
- An Audit Committee of the Board composed solely of independent directors.
- A Compensation Committee of the Board composed solely of independent directors.
- A Nominating and Corporate Governance Committee of the Board composed solely of independent directors.
- A formal Code of Business Conduct and Ethics, adopted by our Board of Directors, which is applicable to all directors, officers and employees.
- Specific procedures that encourage reporting of ethical concerns, misconduct or violations of law in a confidential manner without retribution, including concerns regarding internal accounting controls or questionable accounting or auditing matters.
- A Disclosure Committee composed of senior management of NFP for the purpose of implementing, monitoring and executing our disclosure obligations, controls and procedures.

NFP's Code of Business Conduct and Ethics and charters of our Audit, Compensation, and Nominating and Corporate Governance Committees are available on our Web site at www.nfp.com.

401(K) ADVISORS, INC. • ADMINISTRATIVE SYSTEMS, INC./THE BALANCED PROGRAM, INC. • ADP/STATEWIDE INSURANCE AGENCIES, IN • ADVANCED SETTLEMENTS, INC./NATIONAL INSURANCE BROKERAGE, LLC • ALAN KAYE INSURANCE AGENCY, INC. • ALEXANDE BENEFITS CONSULTING, LLC • ALLIANCE RESOURCE GROUP • AMERICAN BENEFITS INSURANCE CORP. • ARNONE, LOWTH, WILSON LEIBOWITZ, INC. • ARTHUR D. SHANKMAN & COMPANY, INC. • ASHTON GROUP • BALSER COMPANIES • BARRY KAYE ASSOCIATES, INC. THE BAY RIDGE GROUP, INC. • BEACON GROUP • BEACON RETIREMENT PLANNING SERVICES, INC. • BENEFIT PLANNING SERVICES, IN • THE BENEFITS SOLUTION GROUP, INC. • BERNARD R. WOLFE & ASSOCIATES • BINGHAM & HENSLEY RESOURCES, INC. • BISHOP, ORT & LOCASCIO ASSOCIATES, INC. • BMG OF WNY • BOB MCCLOSKEY AGENCY, INC./ BMI BENEFITS, LLC • THE BROWNING GROUP II, INC. CASH & ASSOCIATES, P.A. • CASHMAN CONSULTING & INVESTMENTS, LLC • CHARON PLANNING CORPORATION • CHRISTIE FINANCIA GROUP, INC. • CLIPPINGER FINANCIAL GROUP, LLC • CLOUSE FINANCIAL, LLC • COMPASS CAPITAL MANAGEMENT, LLC • COMRIS SPECIALTY PRODUCTS, INC. • CONTEMPORARY BENEFITS DESIGN, INC. • CORPORATE BENEFIT ADVISORS, INC. • CORPORATE BENEFIT INC. • COVALA GROUP • CREATIVE EDGE PLANNING & INSURANCE SERVICES, LLC • CURTIS & ASSOCIATES, INC. • DELESSERT FINANCIA SERVICES, INC. • DELOTT & ASSOCIATES, INC. • DENNIS P. BUCKALEW & ASSOCIATES, INC. • DIMEO SCHNEIDER & ASSOCIATES, LLC DOT BENEFITS CONSULTING CORP. • DREYFUSS & BIRKE, LTD. • DUBLIN INSURANCE, INC. • ECA MARKETING, INC. • EDUCATOR PREFERRED CORPORATION • EILERS FINANCIAL SERVICES, INC. • ESTATE PLANNING ADVISORS, LLC • ESTATE RESOURCE ADVISOR INC. • ETHOS BENEFIT PARTNERS • EXCESS REINSURANCE UNDERWRITERS, INC./QUANTUM CARE, INC. • EXECUTIVE BENEFIT SYSTEM INC. • FBD CONSULTING, INC. • FDR FINANCIAL GROUP, INC. • FIELD UNDERWRITERS AGENCY, INC. • FINANCIAL ARCHITECT PARTNERS, LLC • FINANCIAL CONCEPTS OF THE TWIN CITIES, INC. • THE FINANCIAL GROUP, LLC • FIRST FINANCIAL PARTNERS CORP. FIRST FINANCIAL RESOURCES, LTD. • FLEISCHER-JACOBS & ASSOCIATES, INC. • FORTUNE FINANCIAL GROUP, INC. • GAINES & SMIT FINANCIAL GROUP, INC. • GOLDEN & COHEN, LLC • THE HARTFIELD COMPANY, INC. • HARVEST FINANCIAL GROUP, INC. • HEBETS MAGUIRE, LLC • HERRIG AND HERRIG FINANCIAL SERVICES OF FLORIDA, INC. • HIGHLAND CAPITAL BROKERAGE, INC. • HCB - ATLANT • HCB - CHARLOTTE • HCB - CHICAGO • HCB - HEARTLAND • HCB - KNOXVILLE • HCB - LOS ANGELES • HCB - MID ATLANTIC • HCB MILWAUKEE • HCB - NEW ENGLAND • HCB - NORTHWEST • HCB - NY METRO • HCB - SAN DIEGO • HCB - SOUTH FLORIDA • HCB SOUTHWEST • HOSTETLER CHURCH, LLC • HOWARD KAYE INSURANCE AGENCY, INC. • IKON BENEFITS GROUP, INC. • INNOVATIV BENEFITS CONSULTING, INC. • INNOVEST ADVISORS, INC. • INSREVIEW, INC. • INSURANCE AND FINANCIAL SERVICES, INC. • INSURANC & INVESTMENT PROFESSIONALS, INC. • INTEGRATED PLANNING ASSOCIATES, INC. • IPS ADVISORS, INC. • IRC, INC. • JR KATZ • THE KN GROUP • KRING FINANCIAL MANAGEMENT, INC. • LANNING & ASSOCIATES, INC. • LEGACY CAPITAL GROUP ARKANSAS, INC. • LEN ADVISORS, INC. • LIBERTY FINANCIAL SERVICES, INC. • LIFESTYLE SETTLEMENTS, INC. • LINCOLN BENEFITS GROUP, INC. LONGNECKER & ASSOCIATES, INC. • LTCI PARTNERS, LLC • LUCCO FINANCIAL PARTNERS • M & M BROKERAGE SERVICES, INC. MANAGEMENT BROKERS, INC. • MARC F. JONES ADVISORS, LLC • MASCHINO, HUDELSON & ASSOCIATES, LLC • MASSACHUSET BUSINESS ASSOCIATION/NORTHEAST BUSINESS TRUST • MCKENZIE, LABELLA, MATOL & CO. • THE MELTZER GROUP, INC. • MICHAEL PENNEY INSURANCE, INC. • MICHAEL G. RUDELSON & CO… HELL & MORONESO INSURANCE SERVICES, INC. • MODER PORTFOLIO MANAGEMENT, INC. • MONAGHAN, TILGHMAN … & MOSSE INSURANCE ASSOCIATES, INC. • MTD ASSOCIATE • NATIONAL ENROLLMENT SERVICES, INC. • NATIONAL MADIS… GROU… INC. • NATIONAL SETTLEMENT CONSULTANTS OF OHIO, INC. NATIONAL SETTLEMENT CONSULTANTS OF PENNSYLVANIA, INC. • NATIONAL WEALTH ADVISORS • NEMCO BROKERAGE, INC. NEWMARKET FINANCIAL GROUP • NFP PROPERTY & CASUALTY SERVICES, INC. • NOVISION FINANCIAL CORP. • OKLAHOMA FINANCI CENTER, INC. • O'RIORDAN AND ASSOCIATES • P&A CAPITAL ADVISORS, INC. • PATRICIA TANNER & ASSOCIATES • PENINSULA ADVISOR LLC • PEREGRINE ADVISORS, INC. • THE PERKINS COMPANIES • PERSONAL CAPITAL MANAGEMENT, INC. • PEYSER & ALEXANDE MANAGEMENT, INC. • P… DESIGN SERVICES, INC. • PORTELL FINANCIAL SERVICES • POTOMAC BASIN GROUP ASSOCIATES, INC. PREFERRED BENEFITS GROUP, INC. • PRIESTLEY COMPANY, INC. • PROFESSIONAL BENEFITS SOLUTIONS, INC. • PROFESSION PENSIONS, INC. • PRO FINANCIAL SERVICES, INC. • PROVISE MANAGEMENT GROUP, LLC • PRW ASSOCIATES • REALCARE INSURAN MARKETING, I… RENAISSANCE BANK ADVISORS, LLC • RENAISSANCE BENEFIT ADVISORS, INC. • RETIREMENT INVESTME ADVISORS, INC. • … FINANCIAL, INC. • SAN DIEGO PENSION CONSULTANTS, INC. • SCHECHTER FINANCIAL GROUP • SCHMI FINANCIAL GROUP, INC. • SCORICA, INC. • SINDRICH & … NK GROUP SERVICES, INC. • SONTAG ADVISORY, L • THE SPALDING FINANCIAL GROUP, INC. • STA BE… FINANCIAL STRATEGIES, INC. • STUART COHEN ASSOCIATES • SUMMIT FINANCIAL GROUP • SUPPORT F… THORBAHN & ASSOCIATES INSURANCE AGENCY, IN • TOTAL FINANCIAL & INSURANCE SERVICES, INC. • UDELL ASSOCIATES • UNITED ADVISORS, LLC • UNIVERSAL INSURANCE BROKERA SERVICES, LLC • VIRTUAL BENEFITS CORPORATION • WHARTON ADVISORS • WINDSOR INSURANCE ASSOCIATES • THE ZIDD AGENCY, IN

NATIONAL FINANCIAL PARTNERS

National Financial Partners Corp.
340 Madison Avenue, 19th Floor
New York, NY 10173
212.301.4000
www.nfp.com